12027398

HOMES

AV HOMES, INC.

2011 ANNUAL REPORT

To our Stockholders,

In last year's annual report, we indicated that 2011 would be a transitional year for AV Homes, Inc., formerly known as Avatar Holdings Inc. During the year, we made significant changes in management, effected meaningful reductions in overhead and completely reassessed our land holdings. In conjunction with these events, the Board of Directors approved a new strategic plan that fully embraces our experiences and expertise in serving the active adult market, while still maintaining positions in the primary housing market.

Unfortunately, ongoing unfavorable market conditions contributed to a fourth consecutive year of operating losses. We experienced an operating loss of $165,881,000 ($13.33 per share, diluted) on gross revenues of $88,982,000 for 2011 compared to a loss of $35,108,000 ($3.07 per share, diluted) on revenues of $59,138,000 for 2010. The $165,881,000 net loss in 2011 was primarily related to $129,947,000 of land, inventory, and goodwill impairments. Market conditions in our primary markets of Florida and Arizona deteriorated during much of the year, but appear to be stabilizing.

In June of 2011, Allen Anderson joined the company as President and CEO, replacing Jon Donnell. Within a few weeks of taking the helm, Mr. Anderson initiated companywide expense reductions that resulted in over $4 million of G&A savings on an annualized basis. Expense saving steps included: closing the company offices in Coral Gables, outsourcing management of our HOAs, clubs, golf courses, food and beverage operations, and reducing employee headcount by over 50% from 215 to approximately 100 employees. These steps alone will not return the company to profitability, but they do bring a new level of efficiency and energy to the entire organization.

Perhaps the most important steps taken by our new management were the adoption of a new strategic plan and a reevaluation of the Company's land holdings. The new strategic plan embraces the company's strengths in providing housing solutions for the age 55 plus demographic, and is based on new market research. That research indicates a changing profile in our target market and has broad based implications for our future real estate development. AV Homes plans to be a leader in anticipating this change through offering a more broadly based set of housing choices with geographic diversification. This means that the Company must diversify its land holdings away from the heavy concentration in one Central Florida submarket. The change in plans resulted in significant non-cash impairment charges, and several previously classified longer term assets will now be held for sale at current market prices. The Company's Board of Directors believes that selling some of these assets, and redeploying the proceeds to diversify the asset base, will allow AV Homes to more broadly participate in a market recovery. This, in turn, could accelerate our return to profitability.

In February 2012, we changed our name to AV Homes, Inc. This was the first step in launching our new branding hierarchy. AV Homes will operate it's for sale activities under two separate brands: the recently announced, Vitalia name for active adult communities, and Joseph Carl Homes for primary housing. Currently, we have two actively selling communities under the Vitalia brand and four active communities under the Joseph Carl Homes brand. We expect to realize significant savings in marketing expense as we further develop these brands and spread expenditures over a greater number of communities.

As we look ahead, the entire company is preparing for a much anticipated market recovery. We will expand our product offering in active adult housing and reinvest in our two major active adult communities, Solivita and CantaMia. We are also working hard to bring greater efficiencies to business practices and investing in new information systems. All of these steps are being undertaken to build a solid, more broadly based foundation for future growth.

/s/ Joshua Nash

Joshua Nash
Chairman of the Board

/s/ Allen J. Anderson

Allen J. Anderson
President, Chief Executive Officer and Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _________

Commission File Number 001-07395

AV HOMES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**23-1739078**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
395 Village Drive, Kissimmee, Florida	**34759**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code (863) 427-7180

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 Par Value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer: ☐ Accelerated filer: ☒ Non-accelerated filer: ☐ Smaller reporting company: ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $139,456,657 as of June 30, 2011.

As of March 20, 2012, there were 13,320,002 shares of common stock, $1.00 par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2012 Annual Meeting of Stockholders are incorporated by reference into Part III.

AV HOMES, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Part I

ITEM 1. BUSINESS

The following business description should be read in conjunction with our audited consolidated financial statements and accompanying notes thereto appearing elsewhere in this Annual Report on Form 10-K. Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 10-K to "we," "us," "our," "AV Homes," or the "Company" refer to AV Homes, Inc. and its consolidated subsidiaries. Dollar amounts specified herein are in thousands, except per share amounts or as otherwise indicated.

Company Overview

AV Homes, Inc. was incorporated in the state of Delaware in 1970. On February 15, 2012, we changed our name from Avatar Holdings Inc. to AV Homes, Inc. Our principal executive offices are located at 395 Village Drive, Kissimmee, Florida 34759, and our telephone number is (863) 427-7180. Our website address is www.avhomesinc.com. Information on our website does not constitute part of this Annual Report on Form 10-K.

We are engaged in the business of homebuilding, community development, and land sales in Florida and Arizona. Our residential community sales and development activities have been adversely affected in both markets, and remain at low levels. Our sales of commercial and industrial land for third-party development have also been adversely affected by economic conditions. In addition, we own certain amenities within our master planned communities, which are now managed by third party providers.

Our assets consist primarily of real estate in the states of Florida and Arizona. As more fully detailed in the land holdings table located in "Item 1. Our Operations", as of December 31, 2011, we own 4,975 developed residential lots, 2,565 partially developed residential lots, 12,905 undeveloped residential lots, and 9,280 acres of mixed use, commercial, and industrial land.

Business Strategy

Our primary business is the development of active adult communities, in conjunction with construction and sales of residences within those communities. We believe the demographics are good for active adult development. Solivita and CantaMia, our active adult communities in Central Florida and Goodyear, Arizona, respectively, will initially serve as our flagship communities as we pursue our active adult business strategy. We also construct and sell homes in primary residential communities, some of which we developed in prior years. Our business remains capital intensive and requires or may require expenditures for land and infrastructure development, housing construction, homeowners association ("HOA") subsidies, real estate taxes, interest payments, funding of operating deficits and working capital, as well as potential new acquisitions of real estate and real estate-related assets. We continue to carefully manage our inventory levels through monitoring land development and home starts.

Our Operations

Our operations include homebuilding, community development, and land sales as summarized below. For further information regarding our financial condition and results of operations please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations".

Active Adult Community Development

Our primary business is the development of active adult communities and the construction and sales of residences within those communities. We intend to grow that business, and continue to seek and evaluate opportunities to expand our active adult operations both in terms of assets and geography. Our current major active adult assets include:

Solivita.

Solivita comprises approximately 4,193 acres in Central Florida. Solivita offers its residents numerous activities through the community's Lifestyles program and approximately 148,000 square feet of recreation facilities. These facilities include two fitness centers, 14 heated swimming pools, restaurants, arts and crafts rooms, a café, and other meeting and ballroom facilities. We also developed and own two 18-hole championship golf courses. The community's activity park houses a variety of sports and games facilities, including an official softball field, shuffleboard courts, pickle ball courts and tennis courts. Social activities at Solivita include its 170 clubs, including such diverse interests as photography, softball, theatre and motorcycle riding.

Solivita commenced active sales in 2000. From inception, we have closed 3,507 of the 5,887 planned residences in Solivita and approximately 6,000 individuals reside in the community as of December 31, 2011.

CantaMia.

CantaMia is a 1,770-unit active adult community located on 541 acres in the Estrella Mountain Ranch master planned community in Goodyear, Arizona. CantaMia is composed of three phases, of which we own phases one and two comprising 402 acres and we have an option to purchase the 139 acres in phase three in December 2013. Residents have exclusive use of the 30,000 square foot recreation and lifestyle facility situated on the focal point ten acre manmade lake system. Amenities include an exercise facility and swimming pools, a demonstration kitchen, library, technology center, rooms for arts/crafts and games, a movement studio for yoga and aerobics, and a café. CantaMia also has space for outdoor sporting venues including swimming, softball, pickle ball, bocce ball, tennis and horseshoes.

We purchased phase one of the partially developed community in September 2010, and phase two in December 2011. Sales officially began in February 2010 and the Grand Opening of the recreation facility occurred in March 2011. 55 units have closed as of December 31, 2011.

Seasons at Tradition.

Seasons at Traditions ("Seasons") is comprised of 265 developed lots, 365 partially developed lots and approximately 400 undeveloped master planned lots in a 452 acre active adult community located in St. Lucie County, Florida. We acquired this property in 2009 in its partially developed condition. Development commenced in 2005 and a total of 86 homes have closed as of December 31, 2011.

Primary Residential Community Development

We continue to search for primary residential community development opportunities. We are currently building in our communities in Arizona and at Bellapointe in Central Florida. However, due to unfavorable market conditions, we have curtailed our primary residential homebuilding operations in Rio Rico, Arizona.

Information relating to our backlog is incorporated herein by reference to Item 7 of Part II of this report under the heading "Results of Operations."

Poinciana Parkway

In December 2006, we entered into agreements with Osceola County, Florida and Polk County, Florida for us to develop and construct at our cost a 9.66 mile four-lane road in Osceola and Polk Counties, to be known as the Poinciana Parkway (the "Poinciana Parkway"). The Poinciana Parkway is to include a 4.15 mile segment to be operated as a toll road. We have acquired right-of-way and federal and state environmental permits necessary to construct the Poinciana Parkway. We will need to permit an interchange between the Poinciana Parkway and U.S. 17/92 in Polk County prior to completing construction of the road. We have obtained an extension of our South Florida Water Management District permit to February 14, 2018. On February 6, 2012, the Osceola County Commission approved an extension of our Osceola Poinciana Parkway agreements. The extension contemplates, among other things, (i) obtaining an updated traffic study regarding the Poinciana

Parkway at an estimated net cost to AV Homes of $150, and (ii) the negotiation of a new public-private partnership agreement for construction and operation of the Poinciana Parkway as a County-owned toll road.

If funding for the Poinciana Parkway is not obtained and construction of the Poinciana Parkway cannot be commenced by February 14, 2013, the counties have no right to obtain damages or seek specific performance. Polk County's sole remedy under its agreement with AV Homes is to cancel its agreement with AV Homes. With respect to Osceola County, if funding and commencement of construction is not met by February 14, 2013, (i) a portion of AV Homes' land in Osceola County will become subject to Osceola traffic concurrency requirements applicable generally to other home builders in the county and (ii) AV Homes will be required to contribute approximately $1,900 towards the construction cost of certain traffic improvements in Osceola County that we otherwise might have been obligated to build or fund if we had not agreed to construct the Poinciana Parkway.

Our estimate of the right-of-way acquisition, development and construction costs for the Poinciana Parkway approximates $175,000 to $200,000. However, no assurance of the ultimate costs can be given at this stage. As of December 31, 2011, approximately $47,652 has been expended. Prior to 2010, we recorded impairment charges of $38,336 associated with the Poinciana Parkway. No impairment charges were taken in 2011 or 2010.

Commercial / Industrial and Other Land Sales

We may generate revenues through the sale of commercial and industrial land for third-party development, primarily in Poinciana, and other non-core residential land.

For further description of the various communities and the operations conducted therein, please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following is a breakdown of our land holdings as of December 31, 2011:

	Closed Homes (2)	Estimated Planned Lots/Units (1) Developed	Partially Developed	Raw	Total Remaining Lots/Units	Gross Acres (3)
Principal Communities						
Active Adult Communities						
Florida						
Solivita (4)	3,507	890	580	2,410	3,880	-
Seasons	86	265	365	400	1,030	-
	3,593	**1,155**	**945**	**2,810**	**4,910**	**-**
Arizona						
CantaMia (5)	55	175	400	665	1,240	-
	55	**175**	**400**	**665**	**1,240**	**-**
Total Active Adult Communities	**3,648**	**1,330**	**1,345**	**3,475**	**6,150**	**-**
Family Communities						
Florida						
Bellalago	1,019	490	635	-	1,125	-
Bellapointe	1	220	-	-	220	-
Isles of Bellalago	191	125	-	-	125	-
	1,211	**835**	**635**	**-**	**1,470**	**-**
Arizona						
Phoenix	48	85	-	-	85	-
	48	**85**	**-**	**-**	**85**	**-**
Total Family Communities	**1,259**	**920**	**635**	**-**	**1,555**	**-**
Multi-Family Communities	-	-	-	220	220	-
Total Principal Communities	**4,907**	**2,250**	**1,980**	**3,695**	**7,925**	**-**
Not Actively Building or Developing						
Scattered Lots (6)	-	1,860	585	-	2,445	-
Joint Venture Lots	55	710	-	575	1,285	-
Scattered Mixed-Use Raw Land (7)	-	-	-	-	-	6,830
Total Not Actively Building or Developing	**55**	**2,570**	**585**	**575**	**3,730**	**6,830**
Land Held for Sale						
Total Land Held for Sale (8)	**-**	**155**	**-**	**8,635**	**8,790**	**280**
Commercial & Industrial						
Total Commercial & Industrial (8)	**-**	**-**	**-**	**-**	**-**	**2,170**
Grand Total	**4,962**	**4,975**	**2,565**	**12,905**	**20,445**	**9,280**

(1) Estimated planned lots/units are based on historical densities for our land. New projects may ultimately be developed into more or less than the number of lots/units stated. Estimated planned lots/units are rounded to the nearest multiple of 5.
(2) Closed homes are only shown for active communities.
(3) Acres are reflected as gross acres and are not intended to represent net developable acres.
(4) Included in the lot count for Solivita are 1,500 lots we intend to develop in the future as an expansion to the existing Solivita Community.
(5) Total estimated planned lots at CantaMia exclude an option to purchase an additional 475 raw lots.
(6) Included in scattered lots are 1,390 Poinciana lots (985 developed and 405 partially developed) and 1,055 Rio Rico lots (875 developed and 180 partially developed).
(7) Approximately 5,000 potential raw lots in Florida and Arizona have been reclassified to gross acreage, due to the uncertainty of future development or sales.
(8) Commercial and industrial land within this category is reflected as gross acres.

Title Insurance Agency

Until July 2011, Prominent Title Insurance Agency, Inc., in Poinciana, Florida, was one of our subsidiaries, and offered services to purchasers of homes from AV Homes and from unrelated parties. Due to the substantial reduction in real estate transactions, our title insurance agency operations experienced a substantial decline in revenues in 2010, and in July 2011, we sold this subsidiary for a nominal amount.

Business Segment Information

Our business segment information regarding revenues, results of operations and assets is incorporated herein by reference to Note P "Business Segments" to the Consolidated Financial Statements included in Part II of this Report.

Trademarks

We have federally registered trademarks and service marks or pending applications for federal registration for several of our entities, operations and communities, including AV Homes™, Joseph Carl Homes™, Stonegate®, Solivita™, and CantaMia™.

Employees

At December 31, 2011, we employed approximately 100 individuals on a full-time or part-time basis. Relations with our employees are satisfactory and there have been no work stoppages.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy materials that we have filed with the SEC at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information on our website, at www.avhomesinc.com. The information on or accessible through our website is not incorporated by reference in this Form 10-K. We make available, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing or furnishing such material electronically or otherwise with the SEC.

Regulation

Our business is subject to extensive federal, state and local statutes, ordinances and regulations that affect every aspect of our business such as environmental, hazardous waste and land use requirements and can result in substantial expense to AV Homes.

Homes and residential communities that we build must comply with federal, state and local laws, regulations, and ordinances relating to, among other things, zoning, construction permits or entitlements, construction material requirements, density requirements, and requirements relating to building design and property elevation, building codes and the handling of waste. These laws and regulations are subject to frequent change and often result in increased construction or other costs related to our business. In some instances, we must comply with laws that require commitments from us to provide roads and other offsite infrastructure to be in place prior to the commencement of new construction. These laws and regulations may result in fees and assessments, including, without limitation, fees and assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial.

The residential homebuilding industry is also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning the protection of human health and the environment. These environmental laws include such areas as storm water and surface water management, soil, groundwater, endangered or imperiled species, natural resources and wetlands protection, and air quality protection and enhancement. Complying with environmental laws for existing conditions may result in delays, may cause us to incur substantial compliance and other costs, and may prohibit or severely restrict homebuilding activity in environmentally-sensitive regions or areas.

Competition

The homebuilding industry is highly competitive. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We compete with other local, regional and national homebuilders, often within larger subdivisions designed, planned and developed by such homebuilders. We also compete with home sales by others, foreclosures and rental properties. In addition, the consolidation of some homebuilding companies may create additional competitors that have greater financial, marketing and sales resources than we do and thus are able to compete more effectively against us, and there may be new entrants in the markets in which we currently conduct business. These competitive conditions in the homebuilding industry can affect our business and financial results through lower sales, lower selling prices, increased selling incentives, lower profit margins, impairments in the value of inventory and other assets, difficulty in acquiring suitable land, raw materials, and skilled labor at acceptable prices or terms, and delays in construction of our homes.

Seasonality

Our business is affected to some extent by the seasonality of home sales which are generally higher during the months of November through April for active adult communities in the geographic areas in which we conduct our business.

Warranty

Warranty reserves for houses are established to cover estimated costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Reserves are determined based on historical data and other relevant factors. We may have recourse against subcontractors or manufacturers for warranty claims relating to workmanship and materials.

Executive Officers of the Registrant

The following table includes information with respect to all persons serving as executive officers of AV Homes as of the date of this Form 10-K. Officers of AV Homes have been elected to serve until the next annual election of officers (which is expected to occur on July 24, 2012), when they are re-appointed or their successors are elected or until their earlier resignation or removal.

Name	Age	Office and Business Experience
Allen J. Anderson	60	Mr. Anderson has served as our Chief Executive Officer and President since June 2011, and as a member of our Board of Directors since October 2010. Mr. Anderson has been Managing Director of JEN Partners LLC, a private equity firm, since July 2007. He was formerly director and Co-Founder, and served as a member of the Compensation Committee of the Board of Directors of Recurrent Energy Inc., a solar power company from June 2005 to July 2007. Mr. Anderson has 38 years of real estate, banking and private equity investment experience and 24 years of executive leadership experience.
Patricia K. Fletcher............	54	Ms. Fletcher has served as our Executive Vice President and General Counsel since January 2007 and also was elected to the position of Corporate Secretary in 2011. Ms. Fletcher formerly served as Partner and Chair of Florida Real Estate and Finance Department, Duane Morris LLP, from January 2002 to December 2006. Ms. Fletcher also holds various positions with our subsidiaries.
Joseph C. Mulac III	50	Mr. Mulac has served as our Executive Vice President and President of our wholly-owned subsidiary, Avatar Properties Inc., since October 25, 2010. Since April 2009, Mr. Mulac has served as Chief Executive Officer of Joseph Carl Homes, LLC (n/k/a Avatar Properties of Arizona, LLC). From March 2003 to April 2009, Mr. Mulac held various officer positions with Tousa, Inc.
Tina M. Johnston..............	44	Ms. Johnston has served as our Vice President, Principal Financial Officer and Principal Accounting Officer since August 2011. From 2005 to 2011, Ms. Johnston was an independent consultant focusing on financial modeling, strategic planning of land acquisitions and dispositions, budgeting and forecasting. Ms. Johnston also served as Vice President of Finance for Richmond American Homes (MDCH) from 2004-2005. Prior to 2004, Ms. Johnston held various positions with Del Webb Corporation and Pulte Homes (who acquired Del Webb in 2001), including Director of Finance for the Del Webb Group.

No executive officer of AV Homes has any family relationship with any other executive officer or director of AV Homes.

ITEM 1A. RISK FACTORS

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time to time by us or by our authorized officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document speak only as of the date of this Annual Report on Form 10-K and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that our stockholders and prospective investors should consider include the following.

The homebuilding industry, which is cyclical and affected by a variety of factors, has undergone a significant downturn, the duration and ultimate severity of which remain uncertain. A continuation or further deterioration in industry conditions or in the broader economic conditions could have additional material adverse effects on our business and financial results.

The homebuilding industry is highly cyclical and is significantly affected by changes in industry conditions, as well as in global and local economic conditions, such as changes in:

- employment and income levels;
- availability of financing for homebuyers;
- interest rates;
- consumer confidence;
- levels of new and existing homes for sale;
- demographic trends; and
- housing demand.

Changes in these conditions may occur on a national scale, as the case in the current downturn, or may acutely affect some of the regions or markets in which we operate more than others. When adverse conditions affect markets, they could have a proportionately greater impact on us than on other homebuilding companies with smaller presences in these locally affected markets. Our operations are concentrated entirely in the previously strong markets of Florida and Arizona, which have been more adversely affected by the current downturn and as a result the downturn has, and could continue to have, a more substantial impact on our business and financial results.

An oversupply of alternatives to new homes can adversely impact our ability to sell new homes.

An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, and other existing homes and rental properties, can also adversely impact our ability to sell new homes and can depress new home prices and reduce our margins on the sales of new homes. High levels of foreclosures not only contribute to additional inventory available for sale, but also reduce appraisal valuations for new homes, potentially resulting in lower sales prices. It is difficult to calculate the total number of units at foreclosure risk due to existing mortgagors' reticence to market all such homes on a current basis creating additional "shadow" inventory.

The current downturn in the homebuilding industry is in its fifth year and has become one of the most severe housing downturns in U.S. history. The significant decline in the demand for new homes, the significant oversupply of homes on the market and the significant reductions in the availability of financing for homebuyers that have marked this downturn are continuing and may continue for some time. We have experienced material reductions in our home sales and homebuilding revenues, and we have incurred and may incur in the future material inventory impairments and losses from our joint venture interests and other write-offs. It is not clear when or if these trends will reverse or when we may return to profitability. The continuation or worsening of this downturn would have a further material adverse effect on our business, liquidity and results of operations.

Our ability to respond to the downturn is limited. The significant number of home mortgage foreclosures has increased supply and driven down prices, making the purchase of a foreclosed home an attractive alternative to purchasing a new home. Homebuilders have responded to declining sales and increased cancellation rates with significant concessions, further adding to the price declines. The price declines, in some cases may cause current homeowners, particularly those in our active adult demographic, to delay the resale of their current home, impacting potential purchases of our new homes. With the decline in the values of homes and the inability of many homeowners to make their mortgage payments, the credit markets have been significantly disrupted, putting strains on many households and businesses. In the face of these conditions, the overall economy has weakened significantly, with high unemployment levels and substantially reduced consumer spending and confidence. As a result, demand for new homes remains at historically low levels.

We cannot predict the duration or ultimate severity of the current economic downturn. Nor can we provide assurance that our responses to the homebuilding downturn or the government's attempts to address the troubles in the overall economy will be successful. Additionally, we cannot predict the timing or effect of the winding down or possible withdrawal of government intervention or support.

Our ability to generate sufficient cash or access our limited other sources of liquidity in order to operate our business and service our debt depends on many factors, some of which are beyond our control.

Our ability in the future to make payments on our outstanding indebtedness and to fund planned capital expenditures for construction and development costs will depend on our ability to generate sufficient cash flow and access other sources of capital. On a pro forma basis, our annualized interest incurred for the next twelve months will be $7,740. For the years ended December 31, 2007 through 2010, our earnings were insufficient to cover our fixed charge obligations.

To a large extent, our ability to generate cash flow is subject to general economic, financial, competitive, legislative and regulatory factors, and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay principal and interest on the debt or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before the maturity thereof, or incur additional debt. We cannot assure you that we will be able to refinance such debt or incur additional debt. If we are unable to refinance our debt on a timely basis or at all, we may need to dispose of certain assets, reduce capital expenditures, or take other steps that could be detrimental to our business. We cannot assure you that any of these alternatives would be available to us, if at all, on satisfactory terms or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements. Any inability to generate sufficient cash flow or refinance our debt or incur additional debt could have a material adverse effect on our financial condition and could cause us to be unable to service our debt, including the notes.

In addition, we use letters of credit and surety bonds to secure our performance under various construction and land development agreements, escrow agreements, financial guarantees and other arrangements. Should our future performance or economic conditions continue to make such letters of credit and surety bonds costly or difficult to obtain or lead to us being required to collateralize such instruments to a greater extent than previously, our business and financial results could be adversely affected.

We could be adversely affected by negative changes in our credit worthiness.

Our ability to access capital in the future is a key factor in our ability to service our indebtedness to cover our operating expenses and to fund our other liquidity needs. Deterioration in our credit worthiness will require significant management time and effort in addition to their primary task of running our homebuilding business and make it difficult and costly for us to access debt capital or engage in other ordinary course financing transactions, including the provision of credit support to community infrastructure financing transactions relating to our new developments.

Our indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under our debt.

Our debt and debt service obligations increased significantly as a result of the issuance of the 7.50% Convertible Notes due 2016 (the "7.50% Notes".) As of December 31, 2011, total consolidated indebtedness was $105,402. Cash and cash equivalents at December 31, 2011 was approximately $124,316. This level of debt could affect our future operations, including, among others:

- an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- subjecting us to the risk of increased interest rates on our indebtedness upon maturity;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the 7.50% Notes, the 4.50% Convertible Senior Notes due 2024 (the "4.50% Notes") and our other debt.

A higher level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt and to fund potential future acquisitions of real estate and real-estate related assets.

The indenture governing our 7.50% Notes, and any future indebtedness, contains financial and operating restrictions that may affect our ability to operate our business.

The indenture governing the 7.50% Notes contains various covenants that, among other things, limit our ability to grant certain liens to support indebtedness, invest in joint venture transactions, merge or sell assets. In addition, the indenture governing the 7.50% Notes contains, and any future indebtedness may contain, restrictions on our ability to incur indebtedness, enter into certain affiliate transactions and make certain distributions. These covenants could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities and prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. In particular, restrictions on our ability to incur additional indebtedness may limit our ability to undertake new large scale master-planned development opportunities, and may thereby adversely affect our future growth and results of operations.

We may be unable to purchase the notes upon a change of control.

We may not have the ability to raise the funds necessary to fulfill our obligations under the 7.50% Notes following a "change of control" as defined in the indenture governing the notes. Under the indenture, upon the occurrence of a defined change of control, which definition includes an involuntary change of control, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus, accrued and unpaid interest to the date of repurchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes. Our failure to make or complete a change of control offer would place us in default under the indenture governing the notes. In addition, upon a sale of less than all of our assets, the ability of a holder of the 7.50% Notes to require us to repurchase such notes may be uncertain.

We could enter into significant transactions that would not constitute a change of control requiring us to repurchase the notes, but that could adversely affect our risk profile.

We could, in the future, enter into certain transactions, including certain recapitalizations, that would not result in a change of control, but would increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Such restrictions in the indenture governing the notes can be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture does not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

We have a significant number of contingent liabilities, and if any of such liabilities are called upon, it could have a material adverse effect on our liquidity and results of operations.

We have a significant number of contingent liabilities over which we have little or no control as to the dates that payment may be required. Most of these liabilities relate to settlement agreements relating to class actions entered into by the Company in 1974 and the bankruptcy of the Company's predecessor and its affiliates in the mid-1970s (collectively, the "Orders"). Among other things, under the Orders the Company is obligated to install certain utility infrastructure to lots sold by us in Rio Rico and Poinciana prior to such Orders ("Affected Lots"). Historically, the Company has identified such contingent obligations respecting the Orders in its SEC filings supported by the report of an independent engineer. In 2011, Management of the Company determined that such engineer estimates should be further evaluated by another independent engineer. The second engineer's report reflects a much greater cost to complete the utility infrastructure at Rio Rico as a result of more accurate measurements of linear feet of utility lines required, cost updates and advanced techniques in identifying the location and number of Affected Lots. Management of the Company also determined that an error was made in 2005 when the total mileage of water pipe mains required was reduced based on assumptions that are not supported by our current research. If a significant number of the owners of the Affected Lots require AV Homes to install infrastructure in Rio Rico or Poinciana, it is also possible that AV Homes may not have adequate liquidity to meet its obligations.

Further, we have invested $8,437 in the Poinciana Parkway as of December 31, 2011. Investment in the Parkway is necessary in order to address significant traffic problems in Poinciana that adversely affect Solivita and other properties held by the Company in the vicinity of Solivita. If construction of the Poinciana Parkway is not commenced by February 14, 2013 (or an extension of the various agreements requiring such commencement are not amended to extend the commencement date), the Company may have liability for traffic infrastructure contributions in Osceola County and will have to pay Osceola County approximately $1,900. It is impossible to determine what AV Homes' traffic infrastructure liabilities will be over time to Osceola County if the Poinciana Parkway is not constructed.

Certain of our communities have HOAs. In most of these communities, HOA dues paid by residents are insufficient to pay for all operating expenses and we subsidize those HOAs. Pursuant to these arrangements, we may become obligated to make greater payments, if assessments levied on and paid by homeowners are insufficient to cover such operating expenses when due.

In the event that we are called upon to satisfy any of these contingent liabilities, it could significantly affect our liquidity and ability to generate cash flow, which could have a material adverse effect on our results of operations and financial condition.

The reduction in availability of mortgage financing has adversely affected our business, and the duration and ultimate severity of the effects are uncertain.

Lenders, regulators and others have questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality has caused almost all lenders to stop offering subprime mortgages and most other loan products that are not eligible for sale to Fannie Mae or Freddie Mac or loans that do not meet Federal Housing Administration ("FHA") and Veterans Administration ("VA") requirements. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans, in turn have made it more difficult for many buyers to sell their homes or to finance the purchase of our homes. These factors have served to reduce the pool of qualified home buyers. These reductions in demand have adversely affected our business and financial results, and the duration and severity of their effects are uncertain. The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry historically has been very important to the housing market. Any changes in the ongoing role of these entities could have a material impact on the financing market, and our ability to sell homes.

While the use of down payment assistance programs by our home buyers has decreased significantly, some of our customers still utilize 100% financing through programs offered by the VA and United States Department of Agriculture. There can be no assurance that these programs or other programs will continue to be available or will be as attractive to our customers as the programs currently offered, which could negatively affect our sales.

Because many of our customers require mortgage financing, increases in interest rates could lower demand for our products, limit our marketing effectiveness and limit our ability to fully realize our backlog.

A significant percentage of our customers finance their home purchases through lenders that provide mortgage financing. Increases in interest rates could lower demand for new homes because monthly mortgage costs to potential homebuyers would increase. Even if potential new homebuyers do not need financing, changes in interest rates could make it harder for them to sell their existing homes to potential buyers who need financing. This could prevent or limit our ability to attract new customers as well as our ability to fully realize our backlog because our sales contracts often include a financing or sale contingency. Financing contingencies permit buyers to cancel sales contracts in the event that mortgage financing at prevailing interest rates is unobtainable within the period specified in the contract. This contingency period is typically four to eight weeks following the date of execution of the sales contract. Our exposure to such financing contingencies renders us vulnerable to changes in prevailing interest rates.

Cancellations of home sales orders in backlog may increase as homebuyers choose to not honor their contracts.

We believe that the elevated cancellation rate experienced each of the last four years was largely a result of reduced homebuyer confidence, due principally to continued price declines, the growing number of foreclosures and continued high unemployment. A more restrictive mortgage lending environment and the inability of some buyers to sell their existing homes have also impacted cancellations. Many of these factors are beyond our control, and it is uncertain whether they will cause cancellation rates to rise again in the future.

Home prices and sales order activities in Arizona and Florida impact our results of operations because we conduct our homebuilding business in these states.

Our operations are concentrated in regions that are among the most severely affected by the current economic downturn. Home prices and sales activities in these states have declined significantly since the end of 2006 and at a greater rate than the country as a whole. These states continue to experience economic difficulties, including elevated levels of unemployment and precarious budget situations at the state and local government level, which may materially adversely affect the market for our homes in those affected areas. Because we do not have operations in other states, declines in home prices and sales activity in Arizona and Florida adversely affect our results of operations.

Inflation could adversely affect our business and financial results, particularly in a period of oversupply of homes.

Inflation can adversely affect us by increasing costs of land, materials and labor. However, we may not be able to offset any such cost increases with higher sales prices because a continuation of the oversupply of homes relative to demand. In addition, inflation is often accompanied by higher interest rates, which have a negative impact on housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease. Moreover, with inflation, our costs of capital increase, and the purchasing power of our cash resources can decline.

Supply shortages and other risks related to demand for building materials and skilled labor could increase our costs and delay deliveries.

The purchase price of building materials is increasing; most notably the price of wood, drywall, steel and insulation. The related shipping costs are also increasing. Should these trends continue, our results of operations may be adversely impacted. The homebuilding industry has from time to time experienced significant difficulties that can affect the cost or timing of construction including:

- shortages of qualified trades people;
- reliance on local subcontractors, manufacturers and distributors who may be inadequately capitalized;
- shortages of materials; and
- volatile increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

These difficulties may cause us to take longer or incur more costs to build our homes and materially adversely affect our revenues and margins. In addition, over the past several years, we have successfully worked to reduce our average per home cost of labor and building materials. During the housing downturn, our suppliers and subcontractors have been willing to cut their labor and materials costs at the expense of their profits. To the extent the housing market recovers and demand for labor and materials increase, our average per home cost of labor and building materials will likely increase, and our operating margins and results of operations may be adversely affected. In Arizona we will need to replenish our inventory of improved or finished lots for construction in 2012 and 2013.

Elimination or reduction of the tax benefits associated with owning a home could prevent potential customers from buying our homes and adversely affect our business or financial results.

Significant expenses of owning a home, including mortgage interest and real estate taxes, generally are deductible expenses for an individual's federal, and in some cases, state income taxes, subject to various limitations under current tax law and policy. If the federal government or a state government changes its income tax laws, as has been discussed from time to time, to eliminate or substantially modify these income tax deductions, the after-tax cost of owning a new home would increase for many of our potential customers. The resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, would adversely impact demand for and sales prices of new homes. In addition, increases in property tax rates by local governmental authorities can adversely affect the ability of potential customers to obtain financing or the desire of potential customers to purchase new homes.

Homebuilding is subject to home warranty and construction defect claims and other litigation risks in the ordinary course of business that can be significant. Our operating expenses could increase if we are required to pay higher insurance premiums or incur substantial litigation costs with respect to such claims and risks.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. We record customer service and warranty reserves for the homes that we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built. Because of the uncertainties inherent in these matters, we cannot provide assurance that our reserves will be adequate to address all of our warranty and construction defect claims in the future. Increasingly in recent years, individual and class action lawsuits have been filed against homebuilders asserting claims of personal injury and property damage caused by a variety of issues, including faulty materials and the presence of mold in residential dwellings.

Furthermore, decreases in home values as a result of general economic conditions may result in an increase in construction defect claims, as well as claims based on marketing and sales practices. Our reserves may not cover all of the claims arising from such issues or we may experience litigation costs and losses that could reduce our net income. Even if we are successful in defending such claims, we may incur significant costs.

Since 2009, we determined that six of our homes, constructed in Central Florida, contained reactive drywall manufactured in China ("Chinese drywall"). Three of such homes have been fully remediated at minimal cost to AV Homes due to reimbursement by the supplier of such drywall. The remaining three homes are in the process of being remediated at the cost of the manufacturer of such Chinese drywall.

In Seasons at Tradition we completed construction of the substantially and partially completed homes we acquired, including replacement of Chinese drywall that was placed in such homes during the time they were owned by the original builder. If and to the extent the scope of the Chinese drywall issues prove to be significantly greater than we currently believe, and our existing warranty reserves together with our insurance and any recovery from the supplier and/or manufacturer is not sufficient to cover claims, losses or other issues related to the reactive drywall, we could incur costs or liabilities related to this issue that could have a material adverse effect on our results of operations, financial position and cash flows.

Homebuilding is very competitive, and competitive conditions could adversely affect our business or financial results.

The homebuilding industry is highly competitive. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We compete with other local, regional and national homebuilders, often within larger subdivisions designed, planned and developed by such homebuilders. We also compete with home sales by others, foreclosures and rental properties. In addition, the consolidation of some homebuilding companies may create additional competitors that have greater financial, marketing and sales resources than we do and thus are able to compete more effectively against us, and there may be new entrants in the markets in which we currently conduct business. These competitive conditions in the homebuilding industry can affect our business and financial results through:

- lower sales;
- lower selling prices;
- increased selling incentives;
- lower profit margins;
- impairments in the value of inventory and other assets;
- difficulty in acquiring suitable land, raw materials, and skilled labor at acceptable prices or terms; and
- delays in construction of our homes.

Our success depends on the availability of suitable undeveloped land and improved lots at acceptable prices and our having sufficient liquidity to acquire such properties.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and improved lots at acceptable prices. The availability of undeveloped land and improved lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and lots and restrictive governmental regulation. Should suitable land opportunities become less available, the number of homes we may be able to build and sell would be reduced, which would have an adverse effect on our revenue and profits. In addition, our ability to make land purchases will depend upon us having sufficient liquidity to fund such purchases. We may be at a disadvantage in competing for land due to our debt obligations and restrictive covenants, and as a result of our reduced access to capital compared to our publicly traded competitors.

If we are unable to develop our communities successfully or within expected timeframes, our results of operations could be adversely affected.

Before a community generates any revenues, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. A decline in our ability to develop and market our communities successfully and to generate positive cash flow from these operations in a timely manner would have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

Our business is seasonal in nature, and our quarterly operating results can fluctuate.

Our quarterly operating results generally fluctuate by season. We typically experience the highest new home order activity in the winter and spring months, although new order activity is also highly dependent on the number of actively selling communities and the timing of new community openings as well as other market factors. Our revenues from homebuilding operations are fairly consistent throughout the calendar year, but we may experience higher liquidity demands during the first half of the calendar year as we incur the costs associated with new construction resulting from the increased sales volume. If, due to construction delays or other reasons, we are unable to deliver our expected number of homes in the second half of the calendar year, our full year results of operations may be adversely affected.

We may be adversely affected by weather conditions and natural disasters.

Weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, wildfires, droughts and floods can harm our homebuilding business. These can delay home closings, adversely affect the cost or availability of materials or labor, or damage homes under construction. The climates of the states in which we operate present increased risks of adverse weather or natural disasters. In particular, a large portion of our homebuilding operations is concentrated in Florida, which is subject to increased risk of hurricanes. Furthermore, if our insurance does not fully cover losses resulting from these events or any related business interruption, our assets, financial condition and capital resources could be adversely affected.

Resource shortages or rate fluctuations could have an adverse effect on our operations.

The areas in which we operate are subject to resource shortages, including significant changes to the availability of water. Shortages of natural resources, particularly water, may make it more difficult for us to obtain regulatory approval of new developments. We may incur additional costs and may not be able to complete construction on a timely basis if such shortages continue. Furthermore, these shortages may adversely affect the regional economies in which we operate, which may reduce demand for our homes. In addition, the cost of petroleum products, which are used both to deliver our materials and to transport our employees to our job sites, fluctuates and may increase as a result of geopolitical events or accidents. This could also result in higher prices for any product utilizing petrochemicals. These cost increases may have an adverse effect on our operating margin and results of operations.

Values of, and costs associated with, our land and lot inventory could adversely affect our business or financial results.

The risks inherent in controlling or purchasing, holding and developing land for new home construction are substantial and increase as consumer demand for housing decreases. The value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. If the fair market value of the land, lots and inventories we hold decreases, we may be required to reduce the carrying value of these assets and take significant impairment charges. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for building lots controlled under option or similar contracts may be put at risk. In certain circumstances, a grant of entitlements or development agreement with respect to a particular piece of land may include restrictions on the transfer of such entitlements to a buyer of such land, which may increase our exposure to decreases in the price of such entitled land by restricting our ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. In the present weak market conditions, we have sold homes and land for lower margins or at a loss and we have recorded significant inventory impairment charges and such conditions may persist. Because future market conditions are uncertain, we cannot provide assurance that we will be successful in managing our future inventory risks or avoiding future impairment charges.

We have a high concentration of land assets in one market.

Historically, our goals for the ownership and control of land and building lots were based on Management's expectations for future volume growth in Florida, and in particular, the Poinciana/Kissimmee area. In light of weak market conditions encountered since 2006, prior projections were not realized and we have a very high concentration of assets in this market. Because future market conditions are uncertain, and our assets are so highly concentrated, we are limited in the amount of land we can dispose of to supplement cash flow from house sales. Our flexibility in responding to changes in market conditions, including our ability to respond to further declines in the housing market or to benefit from a return to growth, has also been reduced as a result of our land and lot positions in such a concentrated area.

We are dependent on the services of our senior management team and certain of our key employees, and the loss of their services could hurt our business.

We believe that our management's experience in the homebuilding industry is a competitive strength, and that our future success depends upon our ability to retain these executives. In addition, we believe that our ability to attract, train, assimilate and retain new skilled personnel is important to the success of our business. If we are unable to retain our senior management team and certain of our key employees, particularly our senior corporate officers, or attract, train, assimilate or retain other skilled personnel in the future, it could hinder the execution of our business strategy.

We continue to consider growth or expansion of our operations, which could have a material adverse effect on our cash flows or profitability.

We continue to consider opportunities for growth, in both our existing markets, and in new markets. Additional growth of our business, either through increased land purchases, the development of larger projects, or into new business lines may have a material adverse effect on our cash flows or profitability. Any expansion of our business into new markets or new businesses could divert the attention of senior management from our existing business and could fail due to our relative lack of experience in those markets or businesses. In addition, opportunities may arise in the future to acquire other companies from third parties, and any acquisition could be difficult to integrate with our operations and could require us to assume unanticipated liabilities or expenses.

Government regulations could increase the cost and limit the availability of our development and homebuilding projects and adversely affect our business or financial results.

We are subject to extensive and complex regulations that affect land development and home construction, including zoning, density restrictions, building design and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water and sewage facilities, roads and other local services. New housing developments may also be subject to various assessments for schools, parks, streets and other public improvements. Furthermore, restrictions on immigration can create a shortage of skilled labor. Any of these regulatory issues can limit or delay home construction and increase our operating costs. We are also subject to a variety of local, state and federal laws and regulations concerning protection of health, safety and the environment. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs or subject us to costs from fines, penalties and related litigation. These laws and regulations can also prohibit or severely restrict development and homebuilding activity in environmentally sensitive areas.

We may incur additional operating expenses or delays due to compliance requirements or fines, penalties and remediation costs pertaining to environmental regulations within our markets.

We are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning land use and the protection of health and the environment including those governing the discharge of pollutants to water and air, the handling of hazardous materials and the cleanup of contaminated sites. The particular impact and requirements of environmental laws that apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former use of the site. We expect that increasingly stringent requirements will be imposed on homebuilders in the future.

Environmental laws may result in delays, cause us to implement time consuming and expensive compliance programs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. This is particularly true in the event that we commence construction of the Poinciana Parkway as it runs through the Reedy Creek Mitigation Bank. In addition, we are subject to third-party challenges under environmental laws and regulations to the permits and other approvals required for our projects and operations.

As we continue to increase our dependence on digital technologies to conduct operations, our risks associated with cyber security have also increased, leaving us subject to possible frequent and severe cyber incidents.

For a number of years, we have been increasing our reliance on computers and digital technology. Many of our files have been digitized and more of our employees are working in almost paperless environments. We have also made changes, some significant, to our hardware and software environments and some of these transitions have not been successful, taken longer than anticipated and/or are still in progress. All of these activities may give rise to material cyber security risks and potential costs and consequences that cannot be estimated or predicted with any certainty. We have outsourced a number of our IT functions including IT support of our infrastructure and software. We identified a failure to establish appropriate security policies as a result of outsourcing and we believe that we addressed the situation before any security breaches actually occurred. We are continuing to take steps to secure our confidential information from our vendors as well as third parties who may be seeking to infiltrate our systems. While we have had issues with IT controls, we are in the process of implementing better controls or conducting more testing of our accounting and other functions to confirm that such control issues have not affected the accuracy of our financial and other reporting. At this time we do not have any specific insurance for cyber security events. Management will continue to monitor our IT environment and determine whether our business operations merit further insurance coverage. We consider a future cyber attack a material concern that could have severe financial and other business implications.

If a large number of shares of our common stock or equity-related securities become eligible for future issuance, the ownership interest of our current stockholders could be diluted and our share price could decline.

Issuances of shares of common stock upon conversion of the 7.50% Notes and our 4.50% Notes, as well as the issuance of a substantial number of shares of our common stock or other equity-related securities either for new consideration or in connection with restructuring existing indebtedness, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Any such future issuances could dilute the ownership interests of stockholders, and we cannot predict the effect that future issuances of our common stock or other equity-related securities would have on the market price of our common stock nor can we predict our future needs to fund our operations or balance sheet with future equity issuances.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

AV Homes' operations are summarized in "Item 1. Business" above and described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Land developed and in the process of being developed, or held for investment and/or future development, is set forth in Note C "Land and Other Inventories" of the Notes to Consolidated Financial Statements in "Item 8. Notes to Consolidated Financial Statements". We maintain two corporate offices located in Scottsdale, Arizona, and Kissimmee, Florida. For information concerning properties leased by AV Homes, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations" and "Item 8. Notes to Consolidated Financial Statements", "Note I – Lease Commitments".

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation from time to time in the ordinary course of our business. We do not believe that any current pending legal or administrative proceedings or disputes will have an adverse effect on our business, financial condition or results of operations. However, we cannot assure you that the ultimate resolution of any of these proceedings or disputes will not have a material adverse effect on our business, financial condition and results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The Nasdaq Global Select Market ("Nasdaq") under the symbol "AVHI". Prior to February 16, 2012, our common stock traded on Nasdaq under the symbol "AVTR". There were approximately 3,882 record holders of Common Stock at February 28, 2012.

The high and low sales prices per share, as reported, for each fiscal quarter during the last two years were:

Quarter Ended	2011		2010	
	High	Low	High	Low
March 31	$ 22.74	$ 18.30	$ 22.05	$ 16.12
June 30	$ 20.85	$ 14.88	$ 24.75	$ 18.91
September 30	$ 16.34	$ 8.05	$ 21.00	$ 17.07
December 31	$ 10.17	$ 5.80	$ 20.40	$ 17.42

AV Homes has not declared any cash dividends on Common Stock since its incorporation and has no current plan to pay cash dividends. During the three months ended December 31, 2011, we did not repurchase any outstanding shares of common stock.

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA
Dollars in thousands (except share and per share data)

	At or for the Years ended December 31				
	2011	2010	2009	2008	2007
Statement of Operations Data					
Revenues	$ 88,982	$ 59,138	$ 73,501	$ 110,366	$ 291,832
Income (loss) from operations before income taxes	$ (165,704)	$ (36,057)	$ (61,843)	$ (142,341)	$ 34,053
Income tax (expense) benefit	(473)	375	32,860	32,465	(13,056)
Net income (loss) (including net loss attributable to non-controlling interests)	(166,177)	(35,682)	(28,983)	(109,876)	20,997
Net loss attributable to non-controlling interests	296	574	-	-	-
Net income (loss) attributable to AV Homes	$ (165,881)	$ (35,108)	$ (28,983)	$ (109,876)	$ 20,997
Basic Earnings (Loss) Per Share Data					
Net income (loss) attributable to AV Homes	$ (13.33)	$ (3.07)	$ (3.11)	$ (12.85)	$ 2.53
Diluted Earnings (Loss) Per Share Data					
Net income (loss) attributable to AV Homes	$ (13.33)	$ (3.07)	$ (3.11)	$ (12.85)	$ 2.22
Balance Sheet Data					
Cash and cash equivalents	$ 124,316	$ 115,502	$ 217,132	$ 175,396	$ 192,258
Total assets	$ 409,056	$ 545,451	$ 594,719	$ 594,812	$ 710,144
Notes, mortgage notes and other debt	$ 105,402	$ 77,057	$ 119,002	$ 131,061	$ 122,505
Stockholders' equity (1)	$ 254,197	$ 418,490	$ 444,101	$ 429,511	$ 535,021
Shares outstanding	12,942,502	12,900,626	11,355,451	8,829,798	8,525,412
Stockholders' equity per share	$ 19.64	$ 32.44	$ 39.11	$ 48.64	$ 62.76

(1) These figures exclude cumulative non-controlling interests, which are classified in consolidated stockholders' equity in accordance with authoritative accounting guidance. These non-controlling interests represent our partners' equity in LLCs which we consolidate for financial reporting purposes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our audited consolidated financial statements and accompanying notes included elsewhere in this annual report. Dollar amounts set forth in this discussion and analysis are expressed in thousands, except for "per share" data.

In the preparation of our financial statements, we apply accounting principles generally accepted in the United States ("GAAP"). The application of GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results. For a description of our accounting policies, please see "Critical Accounting Policies and Estimates" below.

Executive Overview and Outlook

We are engaged in the business of homebuilding, community development, and land sales in Florida and Arizona. Our residential community activities have been adversely affected by economic conditions in both markets, bringing home sales to low levels. We also engage in other real estate activities, such as the operation of amenities and the sale for third-party development of commercial and industrial land, which activities have also been adversely affected by economic conditions.

Our primary business strategy is the development of active adult communities, including the construction and sales of residences within those communities. We believe the demographics are favorable for active adult development. Solivita and CantaMia, our active adult communities in Central Florida and Goodyear, Arizona, respectively, will initially serve as our flagship communities as we pursue our active adult business strategy. We also remain moderately active in the construction and sale of primary residences, some of which are located in communities we developed.

The downturn in the homebuilding industry is in its fifth year and is one of the most severe in U.S. history. Minimal new home demand, oversupply of foreclosed homes and a difficult homeowner financing environment continue. It is unclear when or if these trends will reverse. We are engaged in business in Florida and Arizona, two of the most negatively impacted states. In addition, our residential community activities, along with other real estate activities such as the operation of amenities and for sale holdings of commercial and industrial land, are heavily concentrated in the Poinciana, Florida submarket.

During the last half of 2011, we undertook a strategic planning effort, supported by market research, to improve our market positioning, diversify our asset base and find ways to reduce cash burn. After carefully evaluating each of our assets, we determined that some assets no longer fit with our plans. Specifically, we are no longer holding some of our assets for future development and, instead, intend to offer such assets for sale. We intend to market those assets in an orderly manner to generate cash flow, reduce carry costs and allow for reinvestment consistent with our longer term strategy. Therefore, those assets needed to be accounted for at fair value, if less than carrying value. During the year ended December 31, 2011, we analyzed each asset to determine if the fair value of the asset exceeded its carrying value. As a result of this analysis, we incurred impairment charges on land and other inventory of $112,732 for the twelve months ended December 31, 2011. Most of these charges were taken in the third quarter of 2011.

We also undertook an analysis of the development liabilities associated with certain legacy assets. The result of this analysis as it relates to our Rio Rico property resulted in an overall increase to the estimated liability of $12,136. This liability relates to our obligation to install utilities under individual Rio Rico lot sale agreements we entered into during the 1960s through the mid-1970s. The increase in liability can be attributed to (a) an increase in unit costs, (b) the correction of an error in the total water pipeline mileage required to be constructed, (c) the addition of costs to bring utility services from the street pipeline to the sold lots (previous estimates only included utility pipeline and other infrastructure), and (d) a reduction in water plan infrastructure costs.

The increase includes a prior period adjustment of $12,930 to account for the errors in the previous estimates, and a current year credit to expenses of $794 to account for a net decrease in the liability attributable to changes in estimates. Although we are required to include information regarding development liabilities associated with the Rio Rico property, we believe it is unlikely that we will incur any significant expenditures regarding the revised Rio Rico liabilities in the foreseeable future due to: (i) the current value of the vacant lots is significantly depressed, therefore it is unlikely that the affected lot owners will invest additional monies in such lots for new construction, (ii) the high levels of foreclosures in Rio Rico makes lot development difficult to finance, and (iii) the Rio Rico real estate market remains depressed generally.

In addition, in the third quarter of 2011, we evaluated the fair value of the earnout agreement associated with the residential communities acquired in conjunction with a portfolio of real estate assets in Arizona and Florida acquired in October 2010 (the "JEN Transaction") and concluded the value is $0. This resulted in a full write off of the liability in the amount of $4,388. As a result of our analysis on the earnout agreement, we determined that we needed to perform an interim analysis of the goodwill on our books that was related to the JEN Transaction. We determined that the fair value of the goodwill was less than the carrying value of this reporting unit, and further determined that the goodwill should be fully written off as of September 30, 2011, in the amount of $17,215.

We continue our ongoing efforts to improve our operating efficiencies by identifying areas of our business where we can reduce our expenses. We reduced staffing and salaries, and negotiated a lease termination associated with closing our Coral Gables, Florida corporate office. We also outsourced certain activities including golf course and HOA management. Combined, our efforts to reduce operating expenses are projected to save approximately $4,000 in 2012.

During the fourth quarter of 2011, we made the decision to reinvest in our business. We engaged consultants to help plan and design improvements to the village center at Solivita. While planning is still in process, we currently anticipate spending over $4,000 to enliven the village center, build new models and update the sales center. In addition, we decided to invest in a new accounting and Management Information System. This will help improve both operating efficiency and financial reporting. The cost of software and consultants for implementation is estimated at $1,500. $257 of these expenditures was incurred in 2011 to purchase software and software support, with the remainder to be incurred in 2012.

All of these steps, asset sales, expense reduction and redeployment of assets, were undertaken as part of our plan to provide a sustainable platform for growth and eventual profitability.

Our strategic plans call for transitioning the company from a local land developer and builder to a more broad based operation with exposure to recovering markets. We believe we have good experience, and particular expertise, in the 55 plus age demographic. We have also initiated additional market research, further enhancing our knowledge of this target market. Over the next few years we expect to use this research to broaden our product offerings and enter new geographic markets. In the process, we will likely incur new costs associated with these initiatives. However, we feel it is necessary to undertake this company transformation in response to changing market conditions and to pursue new opportunities for balanced, sustainable growth. As a part of our strategic plan, we determined that several of our land holdings are not suitable for our new development criteria and, accordingly, we have no short or long term plans to develop these holdings.

The development of active adult communities and sales of homes within our communities is expected to remain an important component of our business strategy. We intend to expand our market presence by adding one or more actively selling communities as appropriate opportunities are presented. We have terminated the Younger Next Year branding of our active adult communities and we are in process of identifying a new brand name for our activities in this sector as part of a marketing plan for 2012.

We also expect to remain moderately active in the development of primary residential communities and sales of homes within our communities. We anticipate building a new primary residential homebuilding brand under the Joseph Carl Homes name. Currently we have four active communities, one in Central Florida and three in Arizona, all marketed under this name. We will look for other opportunistic purchases of lots to replace sold inventory and supplement our sales in this sector.

Our business remains capital intensive and requires or may require expenditures for land and infrastructure development, housing construction, funding of operating deficits, real estate taxes, HOA deficits, interest expense and working capital, as well as potential new acquisitions of real estate and real estate-related assets. We plan to carefully manage our inventory levels through monitoring land development and home starts. In that regard, our planned asset sales will help reduce and diversify land holdings and associated carry costs.

During 2011 our homebuilding operations resulted in a cash usage of $48,553 which was partially offset by net cash from land sales of $30,985. This deficit results from lower net margins on reduced sales volume. As a result, cash flow from operations is insufficient to cover our primary recurring costs for interest payments, real estate taxes, HOA subsidies, and unallocated general & administrative expenses. Although we made significant reductions in general and administrative expenses, which are not fully reflected in 2011 operations, we anticipate that we will continue to generate operating losses during 2012. We believe that we have sufficient available cash to fund these losses. In addition, as we execute our strategic plan, we expect to make significant investments in new assets during the next twelve months. We anticipate using available cash and may be reliant, in part, upon asset sales to fund new investments or new initiatives that are consistent with our new strategy. We also anticipate being reliant upon access to the capital markets to fully fund these activities and to repay debt upon maturity.

During the year ended December 31, 2011, our homebuilding results reflect the difficult conditions in our Florida and Arizona markets characterized by high levels of homes available for sale and diminished buyer confidence. The number of foreclosures, pending foreclosures, mortgage defaults and investor-owned units for sale; availability of significant discounts; the difficulty of potential purchasers in selling their existing homes at prices they are willing to accept; difficulty in arranging mortgage financing; the significant amount of standing inventory, and competition continue to adversely affect both the number of homes we are able to sell and the prices at which we are able to sell them. In addition, our business is affected to some extent by the seasonality of home sales which are generally higher during the months of November through April in the geographic areas in which we conduct our business. If the real estate market declines further, it may be necessary to take additional charges against our earnings for inventory impairments or write-downs of our investments in unconsolidated entities and other assets. We continue our ongoing efforts to improve our operating efficiencies by identifying areas of our business where we can reduce our expenses. As part of this process, we will continue to examine our assets to determine which assets fit within our primary business strategy. These evaluations may also result in additional cash and non-cash charges or write-downs.

Critical Accounting Policies and Estimates

In the preparation of our financial statements, we apply GAAP. The application of GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

Revenue Recognition

As discussed in Note A to the Consolidated Financial Statements, in accordance with Accounting Standards Codification ("ASC") 360, revenues from the sales of housing units are recognized when the sales are closed and title passes to the purchasers. In addition, revenues from commercial, industrial and other land sales are recognized in full at closing, provided the purchaser's initial and continuing investment is adequate, all financing is considered collectible and there is no significant continuing involvement. As a result, our revenue recognition process does not involve significant judgments or estimates.

Impairments of Long-Lived Assets

Each reporting period, we review our long-lived assets for indicators of impairment in accordance with ASC 360-10, *Property, Plant and Equipment* ("ASC 360-10"). Long-lived assets that we evaluate are our Land and Other Inventories, Property and Equipment and the Poinciana Parkway. The following is a discussion of each of these types of long-lived assets:

Impairments of Land and Other Inventories

Land and Other Inventories that are subject to a review for indicators of impairment include our: (i) housing communities (active adult and primary residential, including scattered lots) and (ii) land developed and/or held for future development or sale. In accordance with ASC 360-10, Land and Other Inventories are stated at cost unless the asset is determined to be impaired, in which case the asset would be written down to its fair value. Land and Other Inventories include expenditures for land acquisition, construction, land development and direct and allocated costs. Land and Other Inventories owned and constructed by us also include interest cost capitalized until development and construction are substantially completed. Land and development costs, construction and direct and allocated costs are assigned to components of Land and Other Inventories based on specific identification or other allocation methods based upon GAAP.

For assets held and used, if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows to be generated by the asset to its carrying value. If such cash flows are less than the asset's carrying value, the carrying value is written down to its estimated fair value. Generally, fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. Assumptions and estimates used in the determination of the estimated future cash flows are based on expectations of future operations and economic conditions and certain factors described below. Changes to these assumptions could significantly affect the estimates of future cash flows which could affect the potential for future impairments. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.

For assets held for sale (such as completed speculative housing inventory), we perform an impairment test in which the asset is reviewed for impairment by comparing the fair value (estimated sales prices) less cost to sell the asset to its carrying value. If such fair value less cost to sell is less than the asset's carrying value, the carrying value is written down to its estimated fair value less cost to sell.

We evaluate our Land and Other Inventories for impairment on a quarterly basis to reflect market conditions, including a significant oversupply of homes available for sale, higher foreclosure activity and significant competition. During 2011, our impairment assessment resulted in impairment charges of $1,527 which related to homes completed or under construction. Our evaluation of land developed and/or held for future development or sale resulted in impairment charges of $107,981 during 2011. Additionally, we reclassified the Bellalago Club amenity from Property and Equipment to Assets Held for Sale and recorded an impairment on the club in the amount of $3,224. As of December 31, 2011, other than the Land and Other Inventories that we determined to be impaired and accordingly wrote down to their carrying value, we had no long-lived assets that had undiscounted cash flows within 25% of their carrying values.

Land and Other Inventories that are subject to a review for indicators of impairment include our: (i) housing communities (active adult and primary residential, including scattered lots) and (ii) land developed and/or held for future development or sale. A discussion of the factors that impact our impairment assessment for these categories follows:

Housing communities: Activities include the development of active adult and primary residential communities and the operation of amenities. The operating results and losses generated from active adult and primary residential communities during 2011 and 2010 include operating expenses relating to the operation of the amenities in our communities as well as divisional overhead allocated among several communities.

Our active adult communities are generally large master-planned communities in Florida and in Arizona. Several of these communities are long term projects on land we have owned for many years. In reviewing each of our communities, we determine if potential impairment indicators exist by reviewing actual contribution margins on homes closed in recent months, projected contribution margins on homes in backlog, projected contribution margins on speculative homes, average selling prices, sales activities and local market conditions. If indicators are present, the asset is reviewed for impairment. In determining estimated future cash flows for purposes of the impairment test, the estimated future cash flows are significantly impacted by specific community factors such as: (i) sales absorption rates; (ii) estimated sales prices and sales incentives; and (iii) estimated cost of home construction, estimated land development costs, interest costs, indirect construction and overhead costs, and selling and marketing costs. In addition, our estimated future cash flows are also impacted by general economic and local market conditions, competition from other homebuilders, foreclosures and depressed home sales in the areas in which we build and sell homes, product desirability in our local markets and the buyers' ability to obtain mortgage financing. Build-out of our active adult communities generally exceeds five years. Our current assumptions are based on current activity and recent trends at our active adult and primary residential communities. There are a significant number of assumptions with respect to each analysis. Many of these assumptions extend over a significant number of years and the substantial number of variables to these assumptions could significantly affect the potential for future impairments.

Declines in contribution margins below those realized from our current sales prices and estimations could result in future impairment losses in one or more of our housing communities.

Land developed and/or held for future development or sale: Our land developed and/or held for future development or sale represents land holdings for the potential development of future active adult and/or primary residential communities, commercial and industrial uses. For land developed and/or held for future development or sale, indicators of potential impairment include changes in use, changes in local market conditions, declines in the selling prices of similar assets and increases in costs. If indicators are present, the asset is reviewed for impairment. In determining estimated future cash flows for purposes of the impairment test, the estimated future cash flows are significantly impacted by specific community factors such as: (i) sales absorption rates; (ii) estimated sales prices and sales incentives; and (iii) estimated costs of home construction, estimated land and land development costs, interest costs, indirect construction and overhead costs, and selling and marketing costs. In addition, our estimated future cash flows are also impacted by general economic and local market conditions, competition from other homebuilders, foreclosures and depressed home sales in the areas where we own land for future development, product desirability in our local markets and the buyers' ability to obtain mortgage financing. Factors that we consider in determining the appropriateness of moving forward with land development or whether to write-off the related amounts capitalized include: our current inventory levels, local market economic conditions, availability of adequate resources and the estimated future net cash flows to be generated from the project. There are a significant number of assumptions with respect to each analysis. Many of these assumptions extend over a significant number of years. The substantial number of variables to these assumptions could significantly affect the potential for future impairments.

Declines in market values below those realized from our current sales prices and estimations could result in future impairment.

Impairments of Property and Equipment

Property and Equipment are stated at cost and depreciation is computed by the straight-line method over the following estimated useful lives of the assets: land improvements 10 to 25 years; buildings and improvements 8 to 39 years; and machinery, equipment and fixtures 3 to 7 years. Maintenance and operating expenses of equipment utilized in the development of land are capitalized as land inventory cost. Repairs and maintenance are expensed as incurred.

Property and Equipment includes the cost of amenities, such as club facilities on properties owned by us. The cost of amenities includes expenditures for land acquisition, construction, land development and direct and allocated costs. Property and Equipment owned and constructed by us also includes interest cost incurred during development and construction.

Each reporting period, we review our Property and Equipment for indicators of impairment in accordance with ASC 360-10. For our amenities, which are located within our housing communities, indicators of potential impairment are similar to those of our housing communities (described above) as these factors may impact our ability to generate revenues at our amenities or cause construction costs to increase. In addition, we factor in the collectability and potential delinquency of the fees due for our amenities.

Impairments of Poinciana Parkway

In December 2006, we entered into agreements with Osceola County, Florida and Polk County, Florida for us to develop and construct at our cost a 9.66 mile four-lane road in Osceola and Polk Counties, to be known as the Poinciana Parkway (the "Poinciana Parkway"). The Poinciana Parkway is to include a 4.15 mile segment to be operated as a toll road. We have acquired right-of-way and federal and state environmental permits necessary to construct the Poinciana Parkway. We will need to permit an interchange between the Poinciana Parkway and U.S. 17/92 in Polk County prior to completing construction of the road. We have obtained an extension of our South Florida Water Management District permit to February 14, 2018. On February 6, 2012, the Osceola County Commission approved an extension of our Osceola Poinciana Parkway agreements. The extension contemplates, among other things, (i) obtaining an updated traffic study regarding the Poinciana Parkway at an estimated cost to AV Homes of $150 and (ii) the negotiation of a new public-private partnership agreement for construction and operation of the Poinciana Parkway as a County-owned toll road.

If funding for the Poinciana Parkway is not obtained and construction of the Poinciana Parkway cannot be commenced by February 14, 2013, the Counties have no right to obtain damages or seek specific performance. Polk County's sole remedy under its agreement with AV Homes is to cancel its agreement with AV Homes. With respect to Osceola County, if funding and commencement of construction is not met, (i) a portion of AV Homes' land in Osceola County will become subject to Osceola traffic concurrency requirements applicable generally to other home builders in the County and (ii) AV Homes will be required to contribute approximately $1,900 towards the construction cost of certain traffic improvements in Osceola County that we otherwise might have been obligated to build or fund if we had not agreed to construct the Poinciana Parkway.

Our estimate of the right-of-way acquisition, development and construction costs for the Poinciana Parkway approximates $175,000 to $200,000. However, no assurance of the ultimate costs can be given at this stage. As of December 31, 2011, approximately $47,652 has been expended. Prior to 2010, we recorded impairment charges of $38,336 associated with the Poinciana Parkway. No impairment charges were taken in 2011 or 2010.

For the Poinciana Parkway, indicators of impairment are general economic conditions, rate of population growth and estimated change in traffic levels. If indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows to be generated by the asset to its carrying value. If the estimated cash flows are less than the asset's carrying value, the carrying value is written down to its estimated fair value. In determining estimated future cash flows for purposes of the impairment test, we incorporate current market assumptions based on general economic conditions such as anticipated estimated revenues and estimated costs. These assumptions can significantly affect our estimates of future cash flows.

We review the recoverability of the carrying value of the Poinciana Parkway on a quarterly basis in accordance with authoritative accounting guidance. Based on our review during 2011, we determined the estimated future undiscounted cash flows of the Poinciana Parkway were greater than its carrying value, therefore no impairment losses were recorded during 2011. Non-capitalizable expenditures of $221 related to the Poinciana Parkway were expensed during 2011. At December 31, 2011, the carrying value of the Poinciana Parkway is $8,437.

Goodwill

In accordance with ASC 350, we review the carrying value of goodwill and other intangible assets of each of our reporting units on an annual basis as of December 31, or more frequently upon the occurrence of certain events or substantive changes in circumstances, based on a two-step impairment test. At September 30, 2011, we wrote off the full book value of the JEN earn-out liability in the amount of $4,388. This led us to determine that circumstances existed that would require us to perform an interim analysis of the goodwill on our books. We performed a goodwill impairment test by comparing the fair value of the Active Adult reporting unit (the business unit for which the goodwill was assigned) with its carrying amount including goodwill. We determined that the fair value was less than the carrying value of this reporting unit and further determined that the goodwill should be fully written off as of September 30, 2011, in the amount of $17,215.

Variable Interest Entities

GAAP requires a variable interest entity ("VIE") to be consolidated with a company which is the primary beneficiary. The primary beneficiary of a VIE is the entity that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Entities determined to be VIEs, for which we are not the primary beneficiary, are accounted for under the equity method.

AV Homes' variable interest in VIEs may be in the form of (1) equity ownership, (2) contracts to purchase assets and/or (3) loans provided by AV Homes to a VIE. We examine specific criteria and use judgment when determining if AV Homes is the primary beneficiary of a VIE. Factors considered in determining whether we are the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, level of economic disproportionality between AV Homes and the other partner(s) and contracts to purchase assets from VIEs.

We participate in entities with equity interests ranging from 20% to 50% for the purpose of acquiring and/or developing land in which we may or may not have a controlling interest. These entities are VIEs and our investments in these entities, along with other arrangements represent variable interests, depending on the contractual terms of the arrangement. We analyze these entities when they are entered into or upon a reconsideration event.

Income Taxes

Income taxes have been provided using the liability method under ASC 740, Income Taxes ("ASC 740"). The liability method is used in accounting for income taxes where deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 was enacted into law and amended Section 172 of the Internal Revenue Code to extend the permitted carryback period for offsetting certain net operating losses (NOLs) against earnings for up to five years. Due to this enacted federal tax legislation, AV Homes carried back its 2009 NOL against earnings it generated in the five previous years. As a result, AV Homes received a federal tax refund of $33,627 during 2010.

In accordance with ASC 740, AV Homes evaluates its deferred tax assets quarterly to determine if valuation allowances are required. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. Our cumulative loss position over the evaluation period and the uncertain and volatile market conditions provided significant evidence supporting the need for a valuation allowance. During 2011 and 2010, we recognized an increase of $68,961 and $12,103, respectively in the valuation allowance. As of December 31, 2011, our deferred tax asset valuation allowance was $91,483. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized.

In 2006, we sold property we owned in Marion County, Florida to the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida under threat of condemnation. The bulk of the land was transferred in 2006 and the final closing took place in 2007. These transactions and subsequent correspondence with the Internal Revenue Service entitled us to defer payment of income taxes of $24,355 from the gain on these sales until we sell replacement property provided we obtained qualifying replacement property for the Marion property by December 31, 2010. We believe that we acquired appropriate replacement properties by December 31, 2010. If the Internal Revenue Service determines in the future that some or all of the properties acquired by us as replacement properties do not qualify as replacement properties, we may be required to make an income tax payment plus interest on the value of the portion of the properties determined not to qualify as replacement property.

Warranty Reserves

Warranty reserves for houses are established to cover estimated costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Reserves are determined based on historical data and other relevant factors. We may have recourse against subcontractors for claims relating to workmanship and materials. Actual future warranty costs could differ from our currently estimated amounts.

Construction Reserves

Construction reserves for closed houses are established to cover potential costs for completion of houses closed. These reserves are determined on a per house basis based on estimated house budgets and other relevant factors. Actual construction costs could differ from our currently estimated amounts.

Estimated Development Liability

The estimated development liability consists primarily of utilities improvements in Poinciana and Rio Rico for more than 8,000 home sites previously sold. The estimated development liability for sold land is reduced by actual expenditures and is evaluated and adjusted, as appropriate, to reflect management's estimate of anticipated costs. In addition, periodically we obtain third-party engineer evaluations and adjust this liability to reflect changes in the estimated costs.

Share-Based Compensation

The Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement), as amended, (the "Incentive Plan") provides for the grant of stock options, stock appreciation rights, stock awards, performance awards, and stock units to officers, employees and directors of AV Homes. The exercise prices of stock options may not be less than the stock exchange closing price of our common stock on the date of grant. Stock option awards under the Incentive Plan generally expire 10 years after the date of grant.

The calculation of the fair values of our stock-based compensation plans requires estimates that require management's judgments. Under ASC 718, the fair value of awards of restricted stock and units which do not contain a specified hurdle price condition is based on the market price of our common stock on the date of grant. Under ASC 718, the fair value of restricted stock awards which contain a specified hurdle price condition is estimated on the grant date using the Monte-Carlo option valuation model (like a lattice model). Under ASC 718, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividends and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience.

Recently Issued Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board (FASB) issued ASC Subtopic 470-20, Debt with Conversion Options – Cash Conversion ("ASC 470-20"). This guidance applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement of the conversion option. This guidance requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. ASC 470-20 requires bifurcation of the instrument into a debt component that is initially recorded at fair value and an equity component. The difference between the fair value of the debt component and the initial proceeds from issuance of the instrument is recorded as a component of equity. In addition, transaction costs incurred directly related to the issuance of convertible debt instruments are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. The excess of the principal amount of the liability component over its carrying amount and the debt issuance costs are amortized to interest cost using the interest method over the expected life of a similar liability that does not have an associated equity component. The equity component is not subsequently re-valued as long as it continues to qualify for equity treatment. This guidance must be applied retrospectively to previously issued convertible instruments that may be settled in cash, as well as prospectively to newly issued instruments. We adopted this new guidance on January 1, 2009.

In September 2009, the FASB issued ASC 810. This guidance requires an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. ASC 810 requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASC 810 is effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010. We adopted this standard on January 1, 2010, which did not have an impact on our consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU 2010-08, "Technical Corrections to Various Topics" ("ASU 2010-08"). ASU 2010-08 is the result of the FASB's review of its standards to determine if any provisions are outdated, contain inconsistencies, or need clarifications to reflect the FASB's original intent. The FASB believes the related changes to GAAP are generally nonsubstantive in nature and will not result in pervasive changes to current practice. However, the FASB notes it is possible that the application of the guidance may result in a change to existing practice. ASU 2010-08 provides certain clarifications on embedded derivatives and hedging within ASC Topic 815, "Derivatives and Hedging" ("ASC 815"), which caused a change in the application of that standard with respect to certain embedded derivatives. The clarifications of ASC 815 are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts (hybrid instruments) containing embedded derivative features at the date of adoption. All other amendments are effective for the first reporting period (including interim periods) beginning after the date this ASU was issued. The adoption of this accounting update did not have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures.

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures About Fair Value Measurements," (amendments to ASC Topic 820, "Fair Value Measurements and Disclosures") which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We adopted this guidance as of January 1, 2010. The adoption did not have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures.

In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations," (a consensus of the Emerging Issues Task Force) which specifies that in making the pro forma revenue and earnings disclosure requirements for business combinations, the comparative financial statements presented by public entities should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro-forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. We adopted this guidance as of January 1, 2011. The adoption of ASU No. 2010-29 had no material impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-28, "Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts," (a consensus of the Emerging Issues Task Force) which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, consideration should be given to whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We adopted this guidance as of January 1, 2011. The adoption of ASU No. 2010-28 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04") which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (IFRS). The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance will be effective for us beginning January 1, 2012 and is to be applied prospectively. The adoption of this ASU 2011-04 is not expected to have a material impact on our consolidated financial statements or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income ("ASU 2011-05") which requires the presentation of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance will be effective for us beginning January 1, 2012. Our adoption of ASU 2011-05 is not expected to have a material effect on our consolidated financial statements or disclosures.

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. In the preparation of our financial statements, we apply GAAP. The application of GAAP may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

The following table provides a comparison of certain financial data related to our operations:

	For the year ended December 31		
	2011	2010	2009
Operating income (loss):			
Active adult communities			
Revenues	$ 39,934	$ 36,949	$ 32,604
Expenses (1)	52,122	41,992	38,217
Net operating loss	(12,188)	(5,043)	(5,613)
Primary residential			
Revenues	15,272	14,209	26,968
Expenses (2)	22,799	20,493	35,071
Net operating loss	(7,527)	(6,284)	(8,103)
Commercial and industrial and other land sales			
Revenues	31,731	4,712	8,825
Expenses	28,099	995	9,141
Net operating income (loss)	3,632	3,717	(316)
Other operations			
Revenues	932	1,485	995
Expenses	773	1,098	784
Net operating income	159	387	211
Operating loss	(15,924)	(7,223)	(13,821)
Unallocated income (expenses):			
Interest income	309	580	657
Gain (loss) on repurchase of 4.50% Notes	(211)	-	1,783
Equity loss from unconsolidated entities	(398)	(276)	(196)
General and administrative expenses	(17,502)	(20,508)	(19,694)
Change in fair value of contingent consideration	4,388	-	-
Interest expense	(9,516)	(5,531)	(6,857)
Other real estate expenses, net	(1,654)	(3,099)	(3,688)
Impairment of the Poinciana Parkway	-	-	(8,108)
Impairment of goodwill	(17,215)	-	-
Impairment of land developed or held for future development	(107,981)	-	(11,919)
Income (loss) from operations	(165,704)	(36,057)	(61,843)
Income tax benefit (expense)	(473)	375	32,860
Net loss attributable to non-controlling interests	296	574	-
Net loss attributable to AV Homes	$ (165,881)	$ (35,108)	$ (28,983)

(1) Includes impairment charges for inventory of approximately $1,060, $408 and $371 for 2011, 2010 and 2009, respectively.

(2) Includes impairment charges of approximately $467, $252 and $1,449 for 2011, 2010 and 2009, respectively.

Data from closings for the active adult and primary residential homebuilding segments for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

Years ended December 31,	Number of Units	Revenues	Average Price Per Unit
2011			
Active adult communities	121	$ 28,537	$ 236
Primary residential	53	12,808	$ 242
Total	174	$ 41,345	$ 238
2010			
Active adult communities	131	$ 25,527	$ 195
Primary residential	53	11,582	$ 219
Total	184	$ 37,109	$ 202
2009			
Active adult communities	87	$ 21,041	$ 242
Primary residential	143	23,786	$ 166
Total	230	$ 44,827	$ 195

Data from contracts signed for the active adult and primary residential homebuilding segments for the years ended December 31, 2011, 2010 and 2009 is summarized as follows:

Years ended December 31,	Gross Number of Contracts Signed	Cancellations	Contracts Signed, Net of Cancellations	Dollar Value	Average Price Per Unit
2011					
Active adult communities	178	(40)	138	$ 32,935	$ 239
Primary residential	109	(18)	91	18,541	$ 204
Total	287	(58)	229	$ 51,476	$ 225
2010					
Active adult communities	148	(24)	124	$ 24,427	$ 197
Primary residential	52	(8)	44	10,616	$ 241
Total	200	(32)	168	$ 35,043	$ 209
2009					
Active adult communities	65	(9)	56	$ 11,810	$ 211
Primary residential	175	(32)	143	22,408	$ 157
Total	240	(41)	199	$ 34,218	$ 172

Backlog, for the active adult and primary residential homebuilding segments as of December 31, 2011, 2010 and 2009 is summarized as follows:

As of December 31,	Number of Units	Dollar Volume	Average Price Per Unit
2011			
Active adult communities	45	$ 11,691	$ 260
Primary residential	53	9,849	$ 186
Total	98	$ 21,540	$ 220
2010			
Active adult communities	28	$ 7,294	$ 261
Primary residential	15	4,115	$ 274
Total	43	$ 11,409	$ 265
2009			
Active adult communities	9	$ 2,247	$ 250
Primary residential	16	3,222	$ 201
Total	25	$ 5,469	$ 219

The number of net housing contracts signed during the year ended December 31, 2011, compared to the same period in 2010 increased 36%. The dollar value of housing contracts signed increased 47% as a result of increased sales volume coupled with higher average sales prices in both of our operating segments. The low number of housing contracts signed for 2011 continues to reflect the weak market for new residences in Florida and Arizona where there is an excess of units for sale, including foreclosures and houses being sold by lenders, and continued use of various sales incentives by residential builders in our markets, including AV Homes. During the year ended December 31, 2011, cancellations of previously signed contracts totaled 58 compared to 32 during the year ended December 31, 2010. As a percentage of the gross number of contracts signed, this represents 20% and 16%, respectively.

As of December 31, 2011, our inventory of unsold (speculative) homes, both completed and under construction, was 70 units compared to 83 units as of December 31, 2010. As of December 31, 2011, approximately 63% of unsold homes were completed compared to approximately 65% as of December 31, 2010.

During the year ended December 31, 2011, compared to the year ended December 31, 2010, the number of homes closed decreased by 5%, however the related revenues increased by 11%. Our average sales price for homes closed during the year ended December 31, 2011, increased to $238 compared to $202 for the year ended December 31, 2010. We anticipate that we will close in excess of 80% of the homes in backlog as of December 31, 2011, during the subsequent 12-month period, subject to cancellations by purchasers prior to scheduled delivery dates. During the year ended December 31, 2010, compared to the year ended December 31, 2009, the number of homes closed decreased by 20% and the related revenues decreased by 17%.

In general, prices of homes sold during 2011 ranged from approximately $105 to approximately $549 in our primary residential operations. At Solivita, prices ranged from approximately $128 to approximately $371 on homes sold during 2011. At CantaMia, prices ranged from approximately $157 to approximately $351 on homes sold during 2011. Closings on to-be-built homes generally occur within 180 to 210 days from sale, and closings on speculative homes generally occur within 30 to 60 days from sale.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net loss for the year ended December 31, 2011, was $165,881 or ($13.33) per basic and diluted share compared to net loss of $35,108 or ($3.07) per basic and diluted share for the year ended December 31, 2010. The increase in net loss for the year ended December 31, 2011, compared to the year ended December 31, 2010, was primarily due to impairment charges of $112,732 taken in 2011 and the write off of goodwill in the amount of $17,215 in 2011, offset in part by the JEN earn out liability write off in 2011 of $4,388 and decreased general and administrative expenses in 2011 of $3,006 as compared to 2010.

Revenues from active adult operations increased $2,985 or 8.1% for the year ended December 31, 2011, compared to the same period in 2010. Expenses from active adult operations increased $10,130 or 24.1% for the year ended December 31, 2011, compared to the same period in 2010. The increase in revenues for fiscal year 2011 is primarily attributable to a full year of closings in 2011 from CantaMia which we acquired on October 25, 2010, 28 more closing from Solivita in 2011 versus 2010, offset in part by 68 fewer closing from Seasons in 2011 versus 2010. The increase in expenses is primarily due to a full year of CantaMia closings which have a higher average cost of sales per unit than our other active adult operations. During 2011, we recorded impairment charges in our active adult operations of $1,060 compared to $408 in 2010 from homes completed or under construction. The average sales price on closings from active adult homebuilding operations during 2011 was $236 compared to $195 during 2010. The average contribution margin on closings from active adult homebuilding operations during 2011 was approximately 11% compared to approximately 27% during 2010. The decrease in average contribution margins is attributable to deterioration in margins from CantaMia and Solivita, plus decreased closings from Seasons (which generated higher than average margins). Included in the results from active adult operations are divisional overhead allocated among several communities and our amenity operations.

Revenues from primary residential operations increased $1,063 or 7.5% for the year ended December 31, 2011, compared to the same period in 2010. Expenses from primary residential operations increased $2,306 or 11.3% for the year ended December 31, 2011, compared to the same period in 2010. The increase in revenues is due to a change in mix of homes closed, offset in part by increased discounts on homes closed in 2011 versus 2010. The increase in expenses is due to a change in mix of homes closed. During the year ended December 31, 2011, we recorded impairment charges in our primary residential operations of approximately $467 compared to approximately $252 for the year ended December 31, 2010, from homes completed or under construction. The average sales price on closings from primary residential homebuilding operations for 2011 was $242 compared to $219 for 2010. The average contribution margin on closings from primary residential homebuilding operations for 2011 was approximately 1% compared to approximately (5%) for 2010. The increase in average contribution margin is primarily due to the close out of communities that generated net contribution losses in 2010, including Woods Landing, Rio Rico, and Terralargo. Included in the results from primary residential operations are divisional overhead allocated among several communities and our amenity operations.

The amount and types of commercial and industrial and other non-core residential land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales. Revenues from commercial and industrial and other land sales increased $27,019 for the year ended December 31, 2011, compared to the year ended December 31, 2010. During the year ended December 31, 2011, we realized pre-tax profits of $3,632 on revenues of $31,731 from sales of commercial, industrial and other land. During the year ended December 31, 2010, we realized pre-tax profits of $3,717 on revenues of $4,712 from sales of commercial, industrial and other land. Expenses from commercial, industrial and other land sales increased $27,104 for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase in expenses is attributable to a higher basis in the land sold in 2011 versus 2010.

Revenues from other operations decreased $553 or 37.2% for the year ended December 31, 2011, compared to the year ended December 31, 2010. Expenses from other operations decreased $325 or 29.6% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decreases in revenues and expenses are primarily attributable to decreased volume of resale operations in Solivita.

Interest income decreased $271 or 46.7% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease is primarily attributable to the payoff of certain notes receivable accounts in 2011 and decreased interest rates in 2011 as compared to 2010.

General and administrative expenses decreased $3,006 or 14.7% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease is primarily related to the Company's restructuring efforts. Interest expense increased $3,985 or 72.0% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The increase in interest expense is primarily attributable to the increase in outstanding indebtedness during 2011 compared to 2010 as a result of our issuance of 7.50% Notes, and the increased interest rate in the 7.50% Notes over our 4.50% Notes.

Other real estate expenses, net, represented by real estate taxes, property maintenance and miscellaneous income not allocable to specific operations, decreased by $1,445 or 46.6% for the year ended December 31, 2011, compared to the year ended December 31, 2010. The decreases are primarily attributable to reductions in real estate taxes and property maintenance costs as well as an increase in miscellaneous income. Also, during the year ended December 31, 2011, we recognized a reduction in the Rio Rico development liability and a corresponding credit to other expenses in the amount of $794. During the year ended December 31, 2010, we recognized charges of $291. These charges to the development liability were based on third-party engineering evaluations. Future increases or decreases of costs for construction, material and labor as well as other land development and utilities infrastructure costs may have a significant effect on the estimated development liability. Also included in other real estate expenses for the year ended December 31, 2011, are non-capitalizable expenditures of $221 compared to $324 for the year ended December 31, 2010, related to the Poinciana Parkway.

We review the recoverability of the carrying value of the Poinciana Parkway on a quarterly basis in accordance with authoritative accounting guidance. Based on our review during 2011, we determined the estimated future undiscounted cash flows of the Poinciana Parkway were greater than its carrying value, therefore no impairment losses were recorded during 2011. We did not recognize an impairment loss in 2010 either.

Income tax expense was provided for at an effective tax rate of 0.3% for the year ended December 31, 2011, compared to 1.0% income tax benefit for the year ended December 31, 2010. In accordance with ASC 740, AV Homes evaluates its deferred tax assets quarterly to determine if valuation allowances are required. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. During 2008, we established a valuation allowance against our deferred tax assets. Our cumulative loss position over the evaluation period and the uncertain and volatile market conditions provided significant evidence supporting the need for a valuation allowance. During the year ended December 31, 2011, we recognized an increase of $68,961 in the valuation allowance. As of December 31, 2011, our deferred tax asset valuation allowance was $91,483. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Reference is made to the Income Taxes note to the Consolidated Financial Statements included in Item 8 of Part II of this Report.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net loss for the year ended December 31, 2010, was $35,108 or $3.07 per basic and diluted share compared to net loss of $28,983 or $3.11 per basic and diluted share for the year ended December 31, 2009. The increase in net loss for the year ended December 31, 2010, compared to the year ended December 31, 2009, was primarily due to decreased income tax benefit recognized as well as increased general and administrative expenses. Partially offsetting the increase in net loss for 2010 compared to 2009 was decreased losses in our active adult and primary residential communities operations substantially related to profits realized from closings at Seasons at Tradition, increased pre-tax profits from sales of commercial and industrial sales and decrease in interest expense.

Revenues from active adult operations increased $4,345 or 13.3% for the year ended December 31, 2010, compared to the same period in 2009. Expenses from active adult operations increased $3,775 or 9.9% for the year ended December 31, 2010, compared to the same period in 2009. The increase in revenues for fiscal year 2010 is primarily attributable to the commencement of closings during 2010 at Seasons at Tradition and closings from CantaMia which we acquired on October 25, 2010. The increase in expenses is attributable to higher volume of house closings. The average sales price on closings from active adult homebuilding operations during 2010 was $195 compared to $242 during 2009. The average contribution margin on closings from active adult homebuilding operations during 2010 was approximately 27% compared to approximately 16% during 2009. The increase in average contribution margins is attributable to the closings from Seasons at Tradition as a result of our acquisition price. During 2010, at Seasons at Tradition and CantaMia, we had 72 and 14 closings, respectively, with an aggregate dollar value of approximately $10,981 and $2,872, respectively. As of December 31, 2010, we have 16 completed homes remaining in inventory at Seasons at Tradition. Included in the results from active adult operations are divisional overhead allocated among several communities and our amenity operations. We have been experiencing increased defaults in payments of club dues for our amenities compared to previous years.

Revenues from primary residential operations decreased $12,759 or 47.3% for the year ended December 31, 2010, compared to the same period in 2009. Expenses from primary residential operations decreased $14,578 or 41.6% for the year ended December 31, 2010, compared to the same period in 2009. The decrease in revenues is primarily attributable to decreased closings and decreased average sales prices. The decrease in expenses is attributable to lower volume of closings. During the year ended December 31, 2010, we recorded impairment charges in our primary residential operations of approximately $252 compared to approximately $1,449 for the year ended December 31, 2009, from homes completed or under construction. The average sales price on closings from primary residential homebuilding operations for 2010 was $219 compared to $166 for 2009. The average contribution margin on closings from primary residential homebuilding operations for 2010 was approximately 1% compared to approximately 6% for 2009. Included in the results from primary residential operations are divisional overhead allocated among several communities and our amenity operations. We have been experiencing increased defaults in payments of club dues for our amenities compared to previous years.

The amount and types of commercial and industrial and other non-core residential land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales. Revenues from commercial and industrial and other land sales decreased $4,113 for the year ended December 31, 2010, compared to the year ended December 31, 2009. During the year ended December 31, 2010, we realized pre-tax profits of $3,717 on revenues of $4,712 from sales of commercial, industrial and other land. During the year ended December 31, 2009, we realized pre-tax losses of $316 on revenues of $8,825 from sales of commercial, industrial and other land. Expenses from commercial, industrial and other land sales decreased $8,146 for the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease in revenues and expenses is attributable to lower volume of closings of commercial and industrial and other non-core residential land sales.

During the year ended December 31, 2009, our impairment assessment resulted in impairment charges of $13,739, which included $1,820 related to homes completed or under construction and $11,919 related to LLCs, which are consolidated for financial reporting purposes.

Revenues from other operations increased $490 or 49.2% for the year ended December 31, 2010, compared to the year ended December 31, 2009. Expenses from other operations increased $314 or 40% for the year ended December 31, 2010, compared to the year ended December 31, 2009. The increases in revenues and expenses are primarily attributable to increased volume of real estate transactions from resale operations in Solivita.

Interest income decreased $77 or 11.7% for the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease is primarily attributable to decreased interest rates earned and lower cash balances on our cash and cash equivalents during 2010 as compared to 2009.

During 2009, we repurchased $14,076 principal amount of the 4.50% Notes for approximately $11,696 including accrued interest. This repurchase resulted in a pre-tax gain of approximately $1,783 (which is included in Other Revenues in the consolidated statements of operations for the year ended December 31, 2009).

General and administrative expenses increased $814 or 4.1% for the year ended December 31, 2010, compared to the year ended December 31, 2009. The increase is primarily due to an increase in professional fees as a result of legal and accounting expenses incurred of approximately $1,800 for the JEN Transaction and increases in compensation expense as a result of approximately $1,400 of severance compensation due under contract with our former chief executive officer who retired on November 15, 2010.

Interest expense decreased $1,326 or 19.3% for the year ended December 31, 2010, compared to the year ended December 31, 2009. The decrease in interest expense is primarily attributable to the decrease in outstanding indebtedness during 2010 compared to 2009 as a result of our repurchase of 4.50% Notes and repayment of the Amended and Restated Credit Agreement.

Other real estate expenses, net, represented by real estate taxes, property maintenance and miscellaneous income not allocable to specific operations, decreased by $589 or 16.0% for the year ended December 31, 2010, compared to the year ended December 31, 2009. The decreases are primarily attributable to reductions in real estate taxes and property maintenance costs as well as an increase in miscellaneous income. These decreases were partially mitigated by an increase in charges related to the required utilities improvements of more than 8,000 residential home sites in Poinciana and Rio Rico substantially sold prior to the termination of the retail home site sales programs in 1996. During the year ended December 31, 2010, we recognized charges of $291 compared to $592 during the year ended December 31, 2009. These charges were based on third-party engineering evaluations. Future increases or decreases of costs for construction, material and labor as well as other land development and utilities infrastructure costs may have a significant effect on the estimated development liability. Also included in other real estate expenses for the year ended December 31, 2010, are non-capitalizable expenditures of $324 compared to $341 for the year ended December 31, 2009, related to the Poinciana Parkway.

We review the recoverability of the carrying value of the Poinciana Parkway on a quarterly basis in accordance with authoritative accounting guidance. Based on our review during 2010, we determined the estimated future undiscounted cash flows of the Poinciana Parkway were greater than its carrying value, therefore no impairment losses were recorded during 2010. During 2009, we recognized impairment losses of $8,108.

Income tax benefit was provided for at an effective tax rate of 1.0% for the year ended December 31, 2010, compared to 53.1% for the year ended December 31, 2009. In accordance with ASC 740, AV Homes evaluates its deferred tax assets quarterly to determine if valuation allowances are required. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. During 2008, we established a valuation allowance against our deferred tax assets. Our cumulative loss position over the evaluation period and the uncertain and volatile market conditions provided significant evidence supporting the need for a valuation allowance. During the year ended December 31, 2010, we recognized an increase of $12,103 in the valuation allowance. As of December 31, 2010, our deferred tax asset valuation allowance was $22,522. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. Reference is made to the Income Taxes note to the Consolidated Financial Statements included in Item 8 of Part II of this Report.

Liquidity and Capital Resources

Our primary business activities are capital intensive in nature. Significant capital resources are required to finance planned active adult and primary residential communities, homebuilding construction in process, community infrastructure, selling expenses, new projects and working capital needs, including funding of debt service requirements, operating deficits and the carrying costs of land.

Cash Flows

As of December 31, 2011, our cash and cash equivalents totaled $124,316 compared to $115,502 as of December 31, 2010. As of December 31, 2011, total consolidated indebtedness was $105,402, including $5,402 carrying amount of our 4.50% Notes and $100,000 carrying amount of our 7.50% Notes, compared to total borrowings of $77,057 as of December 31, 2010. Additionally, as of December 31, 2011, we had $7,872 in restricted cash of which $3,616 is held to collateralize outstanding letters of credit as compared to $8,422 in restricted cash as of December 31, 2010.

Our operating cash flows fluctuate relative to the status of development within existing communities, expenditures for land, new developments and other real estate activities, and sales of various homebuilding product lines within those communities and other developments and to fund operating deficits.

For the year ended December 31, 2011, net cash used in operating activities amounted to $17,568, primarily as a result of cash income from homebuilding and land sales operations not being sufficient to cover our fixed expenses such as general and administrative expenses, interest, real estate taxes and HOA subsidies. Net cash provided by investing activities amounted to $3,173 due primarily to cash received from investments in unconsolidated entities, offset in part by purchases of property and equipment. Net cash provided by financing activities of $23,209 was attributable to $95,373 net cash received from issuance of the 7.50% Convertible Notes, largely offset by $59,402 repurchase of the 4.50% Convertible Notes and $12,501 used for the payoff of the JEN notes and other real estate notes. The JEN notes were paid in full before their maturity, which payment was made in the fourth quarter of 2011.

For the year ended December 31, 2010, net cash used in operating activities amounted to $10,438, as a result of $7,840 used to collateralize outstanding letters of credit and $36,150 of cash used to fund operating losses. Offsetting cash used was $33,627 received in income tax refunds. Net cash used in investing activities amounted to $33,422 due primarily to our investment of $33,303 (adjusted to reflect pro-rated real estate taxes) in the JEN Transaction. Net cash used by financing activities of $57,770 was attributable to $57,681 used for the repayment of borrowings of which $55,881 related to the payoff of the Amended Unsecured Credit Facility in May 2010 as described in Note G "Note, Mortgage Notes and Other Debt" to the Consolidated Financial Statements included in Part II of this Report.

For the year ended December 31, 2009, net cash provided by operating activities amounted to $11,807, primarily as a result of $21,356 we received in income tax refunds related to taxable losses generated during fiscal 2009 and the monetization of inventory of $29,084 partially offset by decreases in accrued liabilities and customer deposits of $2,964 and $737, respectively. Net cash used in investing activities amounted to $621 primarily as a result of expenditures of $422 on the Poinciana Parkway. Net cash provided by financing activities was $30,550 primarily as a result of net proceeds of $42,296 from the public offering of our common stock. Partially offsetting the net cash provided by financing activities was the repurchase for $11,627 of $14,076 principal amount of the 4.50% Notes and the repayment of $119 in real estate debt.

In 2006, we sold property we owned in Marion County, Florida to the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida under threat of condemnation. The bulk of the land was transferred in 2006 and the final closing took place in 2007. These transactions and subsequent correspondence with the Internal Revenue Service entitled us to defer payment of income taxes of $24,355 from the gain on these sales until we sell replacement property provided we obtained qualifying replacement property for the Marion property by December 31, 2010. We believe that we acquired appropriate replacement properties by December 31, 2010. If the Internal Revenue Service determines in the future that some or all of the properties acquired by us as replacement properties do not qualify as replacement properties, we may be required to make an income tax payment plus interest on the value of the portion of the properties determined not to qualify as replacement property.

Financing

7.50% Notes and 4.50% Notes

On January 31, 2011, AV Homes and Avatar Properties, Inc. entered into an Underwriting Agreement with the Barclays Capital Inc. (the "Underwriter"). Pursuant to the Underwriting Agreement, AV Homes agreed to issue and sell to the Underwriter, and the Underwriter agreed to purchase for sale in an underwritten public offering, $100,000 aggregate principal amount of 7.50% Notes. The 7.50% Notes were sold to the public at a purchase price of 100% of the principal amount plus accrued interest, if any, from February 4, 2011.

On February 4, 2011, AV Homes completed the sale of the 7.50% Notes in accordance with the terms of the Underwriting Agreement. The sale of the 7.50% Notes is registered pursuant to the Registration Statement filed by AV Homes with the SEC. Net proceeds to AV Homes from the sale of the 7.50% Notes were approximately $95,373 after deducting the underwriting fees of 4.25% and expenses of approximately $377. We intend to use the proceeds from the sale of the 7.50% Notes for general corporate purposes, including, without limitation, the repayment of debt, including the 4.50% Notes, which notes may be put to AV Homes pursuant to the terms thereof on each of April 1, 2011, April 1, 2014, and April 1, 2019, or called by AV Homes at any time on or after April 5, 2011, and potential new acquisitions of real estate and real estate-related assets. On February 4, 2011, we repurchased $17,765 principal amount of the 4.50% Notes for approximately $18,171. As of December 31, 2011, $5,402 principal amount of the 4.50% Notes remain outstanding.

The 7.50% Notes are governed by the Base Indenture and the Supplemental Indenture, together the Indenture, both dated as of February 4, 2011, between AV Homes and Wilmington Trust FSB, as trustee, and include the following terms:

Interest: Interest on the 7.50% Notes is 7.50% per year, payable semi-annually in arrears in cash on February 15 and August 15 of each year, beginning on August 15, 2011.

Conversion: Holders may convert the 7.50% Notes into shares of AV Homes' common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date. The 7.50% Notes are convertible at an initial conversion rate of 33.3333 shares of common stock per $1 principal amount of the 7.50% Notes (equivalent to an initial conversion price of approximately $30.00 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances, including upon the occurrence of a "non-stock change of control" as such term is defined in the Indenture. Upon any conversion, subject to certain exceptions, holders will not receive any cash payment representing accrued and unpaid interest.

Financial covenants: The Indenture includes the following financial covenants:

- until February 15, 2014, AV Homes will maintain, at all times, cash and cash equivalents of not less than $20,000;
- until the second anniversary of the original issuance date of the 7.50% Notes, AV Homes' total consolidated indebtedness (as "indebtedness" is defined in the Indenture) may not exceed $150,000;
- until the second anniversary of the original issuance date of the 7.50% Notes, AV Homes' total consolidated indebtedness (as "indebtedness" is defined in the Indenture) shall not exceed $50,000 at any time, excluding for purposes of this covenant: (a) the 7.50% Notes, and (b) any indebtedness with a maturity date after February 15, 2014, which indebtedness does not provide the holder with a unilateral put right prior to February 15, 2014.

Repurchase Right: Holders of the 7.50% Notes have the right to require AV Homes to repurchase the Notes on February 15, 2014; or upon the occurrence of a breach of any of the financial covenants, a "fundamental change" (as defined in the Indenture), or an event of default (as described in the Indenture).

Redemption Right: AV Homes may, at any time on or after February 15, 2014, at its option, redeem for cash all or any portion of the outstanding 7.50% Notes, but only if the last reported sale price of AV Homes' common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day before the date AV Homes provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day and certain other conditions described in the Indenture are met.

On March 30, 2004, we issued $120,000 aggregate principal amount of 4.50% Notes in a private offering. Interest is payable semiannually on April 1 and October 1. The 4.50% Notes are senior, unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and senior indebtedness. However, the 4.50% Notes are effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such indebtedness, and to all existing and future liabilities of our subsidiaries.

We may, at our option, redeem for cash all or a portion of the 4.50% Notes at any time on or after April 5, 2011. Holders may require us to repurchase the 4.50% Notes for cash on April 1, 2011, April 1, 2014, and April 1, 2019; or in certain circumstances involving a designated event, as defined in the indenture for the 4.50% Notes, holders may require us to purchase all or a portion of their 4.50% Notes. In each case, we will pay a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

FASB ASC 470-20 requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. ASC 470-20 requires bifurcation of the instrument into a debt component that is initially recorded at fair value and an equity component. The difference between the fair value of the debt component and the initial proceeds from issuance of the instrument is recorded as a component of equity. The excess of the principal amount of the liability component over its carrying amount and the debt issuance costs are amortized to interest cost using the interest method over the expected life of a similar liability that does not have an associated equity component.

As of December 31, 2011 and 2010, the 4.50% Notes was comprised of the following:

	December 31 2011	December 31 2010
4.50% Notes		
Principal amount	$ 5,402	$ 64,804
Unamortized discount	-	(359)
Net carrying amount	$ 5,402	$ 64,445

The discount on the liability component of the 4.50% Notes is amortized using the effective interest method based on an effective rate of 7.50%, which was the estimated market interest rate for similar debt without a conversion option on the issuance date. The discount was amortized from the issuance date in 2004 through April 1, 2011, the first date that holders of the 4.50% Notes could require us to repurchase the 4.50% Notes. We recognized $293, $1,435 and $1,549, in non-cash interest charges related to the amortization of the discount during the years ended December 31, 2011, 2010 and 2009, respectively.

Credit Agreement; Secured Obligations; Performance Bonds

In October 2010, we entered into an agreement with Mutual of Omaha Bank whereby AV Homes became the Substitute Guarantor under a $3,000 construction loan facility made by Mutual of Omaha to Joseph Carl Homes, LLC (now known as Avatar Properties of Arizona, LLC) and JCH Group, LLC. This construction loan facility was paid in full in July 2011.

Performance bonds, issued by third party entities, are used primarily to guarantee our performance to construct improvements in our various communities. As of December 31, 2011, we had outstanding performance bonds of approximately $2,127. We do not believe that it is likely any of these outstanding performance bonds will be drawn upon.

Poinciana Parkway

If funding for the Poinciana Parkway is not obtained and construction of the Poinciana Parkway cannot be commenced by February 14, 2013, the Counties have no right to obtain damages or seek specific performance. Polk County's sole remedy under its agreement with AV Homes is to cancel its agreement with AV Homes. With respect to Osceola County, if funding and commencement of construction is not met, (i) a portion of AV Homes' land in Osceola County will become subject to Osceola traffic concurrency requirements applicable generally to other home builders in the County and (ii) AV Homes will be required to contribute approximately $1,900 towards the construction cost of certain traffic improvements in Osceola County that we otherwise might have been obligated to build or fund if we had not agreed to construct the Poinciana Parkway. See "Part 1. Our Operations" for further discussion of the Poinciana Parkway.

Other

On October 13, 2008, our Board of Directors amended its June 2005 authorization to purchase the 4.50% Notes and/or common stock to allow expenditures up to $30,000, including the $9,864 previously authorized. On October 17, 2008, we repurchased $35,920 principal amount of the 4.50% Notes for approximately $28,112 including accrued interest. On December 12, 2008, our Board of Directors amended its June 2005 authorization to purchase the 4.50% Notes and/or common stock to allow expenditures up to $30,000, including the $1,888 remaining after the October 2008 activities. During 2009, we repurchased $14,076 principal amount of the 4.50% Notes for approximately $11,696 including accrued interest. As of December 31, 2011, the remaining authorization is $18,304.

Assuming that no additional significant adverse changes in our business occur, we anticipate, the aggregate cash on hand, cash flow generated through homebuilding and related operations, and sales of commercial and industrial and other land, will provide sufficient liquidity to fund our business for 2012. (See "Executive overview and outlook" above.)

Off-balance Sheet Arrangements

GAAP requires a variable interest entity ("VIE") to be consolidated with a company which is the primary beneficiary. The primary beneficiary of a VIE is the entity that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Entities determined to be VIEs, for which we are not the primary beneficiary, are accounted for under the equity method.

AV Homes' variable interest in VIEs may be in the form of (1) equity ownership, (2) contracts to purchase assets and/or (3) loans provided by AV Homes to a VIE. We examine specific criteria and use judgment when determining if AV Homes is the primary beneficiary of a VIE. Factors considered in determining whether we are the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, level of economic disproportionality between AV Homes and the other partner(s) and contracts to purchase assets from VIEs.

We participate in entities with equity interests ranging from 20% to 50% for the purpose of acquiring and/or developing land in which we may or may not have a controlling interest. These entities are VIEs and our investments in these entities, along with other arrangements represent variable interests, depending on the contractual terms of the arrangement. We analyze these entities when they are entered into or upon a reconsideration event.

AV Homes shares in the profits and losses of these unconsolidated entities generally in accordance with its ownership interests. AV Homes and its equity partners make initial or ongoing capital contributions to these unconsolidated entities on a pro rata basis. The obligation to make capital contributions is governed by each unconsolidated entity's respective operating agreement.

During 2009 and 2008, we entered into various transactions with unaffiliated third parties providing for the formation of LLCs; and we subsequently sold developed and partially-developed land to each of the newly-formed LLCs. We acquired a minority ownership interest in each of the LLCs and share in the management of each of the LLCs. AV Homes made contributions totaling $138 and $143 to these unconsolidated entities in 2011 and 2010, respectively.

As of December 31, 2010, these unconsolidated entities were financed by partner equity and do not have third-party debt. In addition, we have not provided any guarantees to these entities or our equity partners.

Disclosure of Contractual Obligations

The following table reflects contractual obligations as of December 31, 2011:

		Payments due by period			
Contractual Obligations (1)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long-Term Debt Obligations	$ 105,402	$ -	$ -	$ 100,000	$ 5,402(2)
Interest Obligations on Long-Term Debt	33,915	7,743	15,486	8,924	1,762
Operating Lease Obligations	3,891	1,367	1,797	727	-
Capital Lease Obligations	788	319	469	-	-
Purchase Obligations – Residential Development	2,083	2,083	-	-	-
Compensation Obligations	750	250	500	-	-
Other Long-Term Liabilities Reflected on the Balance Sheet under GAAP	34,044	1,000	2,000	2,000	29,044
Total	$ 180,873	$ 12,762	$ 20,252	$ 111,651	$ 36,208

(1) Excluded from this table are future costs related to the Poinciana Parkway (described above) since timing and amount of future costs are currently estimated.

(2) Holders may require us to repurchase the 4.50% Notes for cash on April 1, 2014 and April 1, 2019; or in certain circumstances involving a designated event, as defined in the indenture for the 4.50% Notes.

Long-term debt obligations represent:

- $100,000 outstanding under the 7.50% Notes; however holders may require us to repurchase the 7.50% Notes on February 15, 2014; or upon the occurrence of a breach of any of the financial covenants, a "fundamental change" as defined in the Note Indenture, or an event of a default, as described in the Note Indenture.
- $5,402 outstanding under the 4.50% Notes; however, holders may require us to repurchase the 4.50% Notes for cash on April 1, 2014 and April 1, 2019, or in certain circumstances involving a designated event, as defined in the indenture for those Notes

Purchase obligations (residential development) represent purchase commitments for land development and construction expenditures, substantially for homebuilding operations which relate to contracts for services, materials and supplies, which obligations generally relate to corresponding contracts for sales of homes. Compensation obligations represent compensation to executives pursuant to employment contracts.

Other long-term contractual obligations represent the estimated cost-to-complete of certain utilities improvements in areas within Poinciana and Rio Rico where home sites have been sold.

Effects of Inflation and Economic Conditions

Our operations have been negatively affected by general economic conditions. Reduction in real estate values, adverse changes in employment levels, consumer income and confidence, available financing and interest rates may continue to result in fewer sales and/or lower sales prices. Other economic conditions could affect operations (see "Risk Factors").

The weakening of the residential real estate market has negatively impacted the homebuilding industry. Since 2008, the market for homes in the geographic areas in which our developments are located was severely and negatively impacted by the dislocations in the financial markets and the collapse or near collapse of major financial institutions. Unemployment has increased significantly and consumer confidence has continued to erode. We have experienced a significant increase in the number of homes for sale or available for purchase or rent through foreclosures or otherwise. The price points at which these homes are available have put further downward pressure on our margins.

The housing market in the geographic areas in which our developments are located continues to be compromised by an oversupply of alternatives to new homes, including rental properties and investment homes available for sale, foreclosures, and homes being sold by lenders. We continue to manage our housing inventory levels through curtailing land development, reducing home starts and reducing selling prices to enable us to deliver completed homes.

Forward Looking Statements

Certain statements discussed in Item 1 ("Business"), Item 3 ("Legal Proceedings"), Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations"), and elsewhere in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: the stability of certain financial markets; disruption of the credit markets and reduced availability and more stringent financing requirements for commercial and residential mortgages of all types; the number of investor and speculator resale homes for sale and homes in foreclosure in our communities and in the geographic areas in which we develop and sell homes; the increased level of unemployment; the decline in net worth and/or of income of potential buyers; the decline in consumer confidence; the failure to successfully implement our business strategy (including our intentions to focus primarily on the development of active adult communities in the future); shifts in demographic trends affecting demand for active adult and primary housing; the level of immigration and migration into the areas in which we conduct real estate activities; our access to financing; construction defect and home warranty claims; changes in, or the failure or inability to comply with, government regulations; the failure to successfully integrate acquisitions into our business, including our recent JEN Transaction and other factors as are described in Item 1A. ("Risk Factors") of this Form 10-K. At least 80% of active adult homes are intended for occupancy by at least one person 55 years or older. Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which reflect management's opinions only as of the date hereof.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

AV Homes is subject to market risk associated with changes in interest rates and the cyclical nature of the real estate industry. A majority of the purchasers of our homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings, employment and income levels and third-party financing and is adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. Fluctuations in interest rates could adversely affect our real estate results of operations and liquidity because of the negative impact on the housing industry. Real estate developers are subject to various risks, many of which are outside their control, including real estate market conditions (both where our communities and homebuilding operations are located and in areas where our potential customers reside), changing demographic conditions, adverse weather conditions and natural disasters, such as hurricanes, tornadoes and wildfires, delays in construction schedules, cost overruns, changes in government regulations or requirements, increases in real estate taxes and other local government fees, availability and cost of land, materials and labor, and access to financing. See Notes G and Q ("Notes, Mortgage Notes and Other Debt" and "Fair Value Disclosures") to the Consolidated Financial Statements included in Item 8 of Part II of this Report. (See Item 1A. "Risk Factors" for further discussion of risks.)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we assessed the effectiveness of internal control over financial reporting of AV Homes, Inc. and its subsidiaries as of the end of the period covered by this annual report based on the framework in *"Internal Control—Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Chief Executive Officer and Principal Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2011.

Ernst & Young LLP, an independent registered public accounting firm, that audited the consolidated financial statements of AV Homes, Inc. and its subsidiaries included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting. The attestation report follows this report.

Report of Independent Registered Public Accounting Firm

The Board of *Directors* and Stockholders of
AV Homes, Inc.

We have audited AV Homes, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AV Homes, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AV Homes, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, of AV Homes, Inc. and subsidiaries and our report dated March 26, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 26, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
AV Homes, Inc.

We have audited the accompanying consolidated balance sheets of AV Homes, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AV Homes, Inc. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AV Homes, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 26, 2012

AV HOMES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except per share amounts)

	December 31 2011	December 31 2010
Assets		
Cash and cash equivalents	$ 124,316	$ 115,502
Restricted cash	7,872	8,422
Land and other inventories	180,067	248,909
Receivables, net	7,729	6,434
Income tax receivable	1,293	1,766
Property and equipment, net	37,976	39,290
Poinciana Parkway	8,437	8,452
Investments in and notes receivable from unconsolidated entities	845	5,194
Prepaid expenses and other assets	10,443	10,242
Goodwill	-	17,215
Assets held for sale	30,078	84,025
Total Assets	**$ 409,056**	**$ 545,451**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$ 3,357	$ 3,743
Accrued and other liabilities	9,996	6,929
Customer deposits and deferred revenues	1,611	2,557
Earn-out liability	-	4,388
Estimated development liability for sold land	34,044	31,843
Notes, mortgage notes and other debt:		
Corporate	105,402	64,445
Real estate	-	12,612
Total Liabilities	**154,410**	**126,517**
Stockholders' Equity		
Common Stock, par value $1 per share Authorized: 50,000,000 shares Issued: 14,194,776 shares at December 31, 2011 15,562,732 shares at December 31, 2010	14,195	15,563
Additional paid-in capital	282,953	305,672
Retained earnings	2,973	176,265
	300,121	497,500
Treasury stock: at cost, 1,252,274 shares at December 31, 2011 and 2,662,106 at December 31, 2010	(45,924)	(79,010)
Total AV Homes stockholders' equity	254,197	418,490
Non-controlling interest	449	444
Total Equity	254,646	418,934
Total Liabilities and Stockholders' Equity	**$ 409,056**	**$ 545,451**

See notes to consolidated financial statements.

AV HOMES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except per-share amounts)

	For the year ended December 31		
	2011	2010	2009
Revenues			
Real estate revenues	$ 87,583	$ 57,259	$ 69,104
Interest income	309	580	657
Other	1,090	1,299	3,740
Total revenues	88,982	59,138	73,501
Expenses			
Real estate expenses	101,500	68,220	86,750
Impairment charges	129,947	660	21,847
General and administrative expenses	17,502	20,508	19,694
Change in fair value of contingent consideration	(4,388)	-	-
Loss on extinguishment of debt	211	-	-
Interest expense	9,516	5,531	6,857
Total expenses	254,288	94,919	135,148
Loss from unconsolidated entities, net	(398)	(276)	(196)
Loss before income taxes	(165,704)	(36,057)	(61,843)
Income tax (expense) benefit	(473)	375	32,860
Net loss	(166,177)	(35,682)	(28,983)
Net loss attributable to non-controlling interests	296	574	-
Net loss attributable to AV Homes	$ (165,881)	$ (35,108)	$ (28,983)
Basic and Diluted Loss Per Share	$ (13.33)	$ (3.07)	$ (3.11)

See notes to consolidated financial statements.

AV HOMES, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Non-Controlling Interest	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount
Balance at January 1, 2009	11,488,259	$ 11,488	$ 245,049	$ -	$ 240,356	(2,658,461)	$ (78,937)
Issuance of common stock	2,514,391	2,515	39,782	-	-	-	-
Issuances of restricted stock units and stock units	11,262	11	(11)	-	-	-	-
Tax benefit from exercise of restricted stock units and stock units	-	-	(830)	-	-	-	-
Amortization of restricted stock units and stock units	-	-	2,138	-	-	-	-
Repurchase of 4.50% Notes	-	-	(32)	-	-	-	-
Capital contributions from non-controlling interest in unconsolidated entities	-	-	-	1,018	-	-	-
Net loss	-	-	-	-	(28,983)	-	-
Balance at December 31, 2009	14,013,912	$ 14,014	$ 286,096	$ 1,018	$ 211,373	(2,658,461)	$ (78,937)
Issuance of common stock in JEN Transaction	1,050,572	$ 1,051	$ 18,648	$ -	$ -	-	$ -
Issuances of restricted stock units and stock units	498,248	498	(514)	-	-	-	-
Repurchase of restricted stock to satisfy employee statutory minimum withholding taxes	-	-	-	-	-	(3,645)	(73)
Amortization of restricted stock units and stock units	-	-	1,442	-	-	-	-
Net loss attributable to non-controlling interests	-	-	-	(574)	-	-	-
Net loss	-	-	-	-	(35,108)	-	-
Balance at December 31, 2010	15,562,732	$ 15,563	$ 305,672	$ 444	$ 176,265	(2,662,106)	$ (79,010)
Issurance of common stock	4,935	5	49	-	-	-	-
Issuances of restricted stock units and stock units	365,500	365	3,691	-	-	-	-
Forfeiture of restricted stock	(293,178)	(293)	(3,819)	-	-	-	-
Repurchase of restricted stock to satisfy employee withholding taxes	(35,381)	(35)	(226)	-	-	-	-
Amortization of restricted stock units and stock units	-	-	1,850	-	-	-	-
Retirement of treasury stock	(1,409,832)	(1,410)	(24,264)	-	(7,411)	1,409,832	33,086
Net gain attributable to non-controlling interests	-	-	-	5	-	-	-
Net loss	-	-	-	-	(165,881)	-	-
Balance at December 31, 2011	14,194,776	$ 14,195	$ 282,953	$ 449	$ 2,973	(1,252,274)	$ (45,924)

There are 10,000,000 authorized shares of $0.10 par value preferred stock, none of which are issued.

See notes to consolidated financial statements.

AV HOMES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	For the year ended December 31		
	2011	2010	2009
OPERATING ACTIVITIES			
Net loss (including net loss attributable to non-controlling interests)	$ (166,177)	$ (35,682)	$ (28,983)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	3,762	4,794	5,246
Amortization of stock based compensation	1,850	1,442	2,138
Impairment of goodwill	17,215	-	-
Impairment of land and other inventories	112,732	660	13,739
Impairment of Poinciana Parkway	-	-	8,108
Change in fair value of contingent consideration	(4,388)	239	-
Gain from repurchase of 4.50% Notes	-	-	(1,783)
Gain from write-off of 5.50% term bonds	(111)	-	-
Equity loss from unconsolidated entities	398	276	196
Distributions (return) of earnings from an unconsolidated entity	357	(53)	341
Deferred income taxes	-	-	1,388
Changes in operating assets and liabilities:			
Restricted cash	550	(7,723)	915
Receivables, net	(1,295)	33,546	(16,410)
Income tax receivable	473	-	-
Land and other inventories	11,230	(6,300)	29,084
Prepaid expenses and other assets	4,426	(832)	1,529
Accounts payable and accrued and other liabilities	2,356	(488)	(2,964)
Customer deposits and deferred revenues	(946)	(317)	(737)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(17,568)	(10,438)	11,807
INVESTING ACTIVITIES			
Investment in property and equipment	(831)	(53)	(131)
Return from (investment in) Poinciana Parkway	15	30	(422)
Investment related to JEN Transaction	-	(33,303)	-
Investment in unconsolidated entities	(138)	(96)	(68)
Notes receivable from unconsolidated affiliates	3,669	-	-
Return of capital from unconsolidated joint venture	458	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,173	(33,422)	(621)
FINANCING ACTIVITIES			
Proceeds from issuance of 7.50% Convertible Notes	100,000	-	-
Net proceeds from issuance of common stock	-	-	42,296
Repurchase of 4.50% Convertible Notes	(59,402)	-	(11,627)
Principal payments of real estate borrowings	(12,501)	(57,681)	(119)
Payment of withholding taxes related to restricted stock and units withheld	(261)	(89)	-
Debt Issuance costs	(4,627)	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$ 23,209	(57,770)	30,550
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,814	(101,630)	$ 41,736
Cash and cash equivalents at beginning of year	115,502	217,132	175,396
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 124,316	$ 115,502	$ 217,132
NON-CASH FINANCING ACTIVITIES			
Notes, mortgage notes and other debt from the JEN Transaction	$ -	$ 14,301	$ -

See notes to consolidated financial statements.

AV HOMES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

(Dollars in thousands except per-share data)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

We are engaged in the business of homebuilding, community development, and land sales in Florida and Arizona. Our residential community development activities have been adversely affected in both markets, bringing development of our active adult and primary residential communities to their lowest level in several years. We also engage in other real estate activities, such as the operation of amenities, and the sale for third-party development of commercial and industrial land, which activities have also been adversely affected by economic conditions.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of AV Homes, Inc. (formerly Avatar Holdings Inc.) and all subsidiaries, partnerships and other entities in which AV Homes, Inc. has a controlling interest (collectively "AV Homes", "we", "us", "our" or "the Company"). Our investments in unconsolidated entities in which we have less than a controlling interest are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

In the preparation of our financial statements, we apply accounting principles generally accepted in the United States ("GAAP"). The application of GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those reported.

Certain 2010 and 2009 financial statement items have been reclassified to conform to the 2011 presentation.

Restatement of Prior Financial Statements

In 2011, we undertook an analysis of the development liabilities associated with certain legacy assets. As a result, we identified certain errors in the estimated development liability. Our analysis of our Rio Rico property resulted in an increase to the estimated liability of $12,930 as of December 31, 2010. This liability relates to our obligation to install utilities under individual Rio Rico lot sale agreements we entered into during the 1960s through the mid-1970s. The increase in liability can be attributed to (a) an increase in unit costs, (b) the correction of an error in the total water pipeline mileage required to be constructed, (c) the addition of costs to bring utility services from the street pipeline to the sold lots (previous estimates only included utility pipeline and other infrastructure), and (d) a reduction in water infrastructure costs. Additionally, we determined that we no longer have any liability relating to the land development at Poinciana other than the extension of utility services as all development was completed several years ago, resulting in an overstatement of the estimated development liability of $1,374 as of December 31, 2010. The overall increase in the estimated development liability related to correction of errors will result in a prior period adjustment of $11,555 at December 31, 2010.

In accordance with applicable accounting guidance, an adjustment to the financial statements for each individual prior period presented is required to reflect the correction, if material. Based on our evaluation of relevant quantitative and qualitative factors, we determined the identified corrections are immaterial to the Company's individual prior period consolidated financial statements; however, the cumulative correction of the prior period errors would be material to our current year Consolidated Statements of Operations. Consequently, we have restated the accompanying Consolidated Balance Sheet as of December 31, 2010, appearing herein, from amounts previously reported to correct the prior period errors.

The impact of these misstatements to our 2010 and 2009 statements of operations is inconsequential for restatement and, accordingly, such amounts have not been restated and instead corrected in the year ended December 31, 2011. Additionally, there is no impact of these misstatements to our 2010 and 2009 statements of cash flows as the impact to individual line items within operating activities is not material and there was no impact to net cash provided by (used in) operating, investing, or financing activities.

The table below summarizes the effect of the restatement of previously reported consolidated financial statements for the period ended December 31, 2010.

Consolidated Balance Sheet	As Previously Reported	Adjustment	As Restated
Estimated Development Liability	$ 20,288	$ 11,555	$ 31,843
Total Liabilities	114,962	11,555	126,517
Retained Earnings	187,820	(11,555)	176,265
Total AV Homes stockholders' equity	430,045	(11,555)	418,490
Total stockholders' equity	430,489	(11,555)	418,934
Total liabilities and stockholders' equity	545,451	0	545,451

JEN Transaction

During October 2010 ("the acquisition date"), we acquired from entities affiliated with JEN Partners LLC ("JEN") a portfolio of real estate assets in Arizona and Florida (the "JEN Transaction"). The purchase price was approximately $62,000, consisting of cash, stock and promissory notes, plus an earn-out of up to $8,000 in common stock. Additionally, we agreed to reimburse development, construction and operating expenditures made by JEN from August 1, 2010, to October 25, 2010, of approximately $3,600.

The assets and properties acquired in the JEN Transaction include:

Arizona Assets:

- *CantaMia* - a 1,770-unit active adult community located in the Estrella Mountain Ranch Master Plan Community in Goodyear, Arizona. CantaMia is composed of three phases. In October 2010, we acquired phase 1 consisting of 593 partially or fully developed lots, 29 houses under construction, a recreation center scheduled to open during March 2011 and a fully finished sales center; and an option for phases 2 and 3 consisting of 1,138 undeveloped lots. Phase 2 was purchased in December 2011 for $6,000 and the option price for phase 3 is approximately $3,600, of which $1,000 was paid during December 2010.

- *Various Arizona Properties* - includes 99 fully developed lots, 15 houses completed or under construction and 16 developed lots for which we have an option to acquire.

- *Joseph Carl Homes, LLC (now known as Avatar Properties of Arizona, LLC)* - a Phoenix-based private home builder and the developer of CantaMia.

Florida Assets:

- *Sharpe properties* - 445 acres located in Orange County, Florida, comprised of 839 partially developed single-family and townhome lots, a multi-family tract, and a two-acre commercial site.

The acquisition date fair value of the consideration transferred totaled $69,085, which consisted of $33,600 in cash (including the aforementioned $3,600), $19,698 in restricted common stock which resulted in the issuance of 1,050,572 shares subject to a two-year lock up agreement, $12,000 of notes divided equally into two $6,000 notes, one with a one-year maturity and the second with a two-year maturity and contingent consideration (earn-out) of $4,149. At closing, we entered into an earn-out agreement with the seller which provided for the payment of up to $8,000 in common stock (up to 420,168 shares), depending upon the achievement of certain agreed upon metrics related to the CantaMia project by December 31, 2014. We estimated the fair value of the earn-out using a probability-weighted discounted cash flow model. This fair value measurement was based on a discounted cash flow and thus represents a Level 3 measurement as defined in ASC 820 (see Note Q). As of December 31, 2010, there were no significant changes in the range of outcomes of the earn-out compared to the acquisition date, and the earn-out liability increased to $4,388 as a result of an increase in AV Homes' stock price as of December 31, 2010, compared to the acquisition date. At December 31, 2011, we performed an analysis of the value of the earn-out (in terms of the agreement) and determined the fair value to be $0.

Legal and accounting expenses incurred for the JEN Transaction were approximately $1,800 and are included in general and administrative expenses in the Consolidated Statement of Operations for the year ended December 31, 2010.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

	October 25, 2010
Land and other inventories	$ 57,824
Less: Net liabilities assumed	(5,954)
Net identifiable assets acquired	$ 51,870
Goodwill	17,215
Net assets acquired	$ 69,085

Included in our consolidated statement of operations from the acquisition date to the period ending December 31, 2010, are revenues of $4,408 and losses of $1,025 from the operations related to the assets and properties acquired in the JEN Transaction.

The following represents the pro forma consolidated statement of operations as if the JEN Transaction had been included in the consolidated results of AV Homes for the entire years ending December 31, 2010 and 2009:

	2010	2009
Total revenues	$ 66,112	$ 76,410
Net Loss	$ 37,619	$ 29,602

Mr. Joshua Nash, our Chairman of the Board of Directors, and Mr. Paul Barnett, a member of our Board of Directors, in the aggregate own a 1.5% indirect limited partnership interest in the JEN affiliates from which we purchased the above assets. Neither Mr. Nash nor Mr. Barnett voted on the JEN Transaction.

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. We also consider closing proceeds from our house closings held by a title insurance agency we owned as cash equivalents which were $0 and $725 as of December 31, 2011 and 2010, respectively. As of December 31, 2011, our cash and cash equivalents were invested primarily in money market accounts that invest in U.S. government securities. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values.

Our cash items that are restricted as to withdrawal or usage include deposits of $7,872 and $8,422 as of December 31, 2011 and 2010, respectively. The balance as of December 31, 2011 is comprised primarily of $3,616 on deposit with Wells Fargo, N.A. to collateralize letters of credit outstanding under the credit facility, $4,059 in land escrow accounts and $197 of housing deposits from customers that will become available when the housing contracts close. We held escrow funds of $0 and $100 as of December 31, 2011 and 2010, respectively, which are not considered assets of ours and, therefore, are excluded from restricted cash in the accompanying consolidated balance sheets.

Receivables, net

Receivables, net includes amounts in transit or due from title companies for house closings; membership dues related to our amenity operations; and contracts and mortgage notes receivable from the sale of land.

Income Tax Receivable

Income tax receivable consists of tax refunds we expect to receive within one year. As of December 31, 2011 and 2010, there was $1,293 and $1,766, respectively, of income tax receivables. We did not receive any income tax refunds during 2011.

Land and Other Inventories

Land and Other Inventories are stated at cost unless the asset is determined to be impaired, in which case the asset would be written down to its fair value. Land and Other Inventories include expenditures for land acquisition, construction, land development and direct and allocated costs. Land and Other Inventories owned and constructed by us also include interest cost capitalized until development and construction are substantially completed. Land and development costs, construction and direct and allocated costs are assigned to components of Land and Other Inventories based on specific identification or other allocation methods based upon United States generally accepted accounting principles.

In accordance with ASC 360-10, *Property, Plant and Equipment* ("ASC 360-10") we review our Land and Other Inventories for indicators of impairment.

For assets held and used, if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows to be generated by the asset to its carrying value. If such cash flows are less than the asset's carrying value, the carrying value is written down to its estimated fair value. Generally, fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in the determination of fair value would range between 15% and 28%, depending on the state of development. Assumptions and estimates used in the determination of the estimated future cash flows are based on expectations of future operations and economic conditions and certain factors described below. Changes to these assumptions could significantly affect the estimates of future cash flows which could affect the potential for future impairments. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.

For assets held for sale (such as homes completed or under construction or vacant land parcels available for sale), we perform an impairment test in which the asset is reviewed for impairment by comparing the fair value (estimated sales price) less cost to sell the asset to its carrying value. If such fair value less cost to sell is less than the asset's carrying value, the carrying value is written down to its estimated fair value less cost to sell.

We evaluate our Land and Other Inventories for impairment on a quarterly basis to reflect market conditions, including a significant oversupply of homes available for sale, higher foreclosure activity and significant competition. During 2011, we analyzed each asset to determine if the fair value of the asset exceeded its carrying value. As a result of this analysis, we incurred impairment charges on land and other inventory of $112,732, which included charges of $1,527 which related to homes completed or under construction. As of December 31, 2011, other than the Land and Other Inventories that we determined to be impaired and accordingly wrote down to their carrying value, we had no long-lived assets that had undiscounted cash flows within 25% of their carrying values.

Land and Other Inventories that are subject to a review for indicators of impairment include our: (i) housing communities (active adult and primary residential, including scattered lots) and (ii) land developed and/or held for future development or sale. A discussion of the factors that impact our impairment assessment for these categories follows:

Housing communities: Activities include the development of active adult and primary residential communities and the operation of amenities. The operating results and losses generated from active adult and primary residential communities during 2011 and 2010 include operating expenses relating to the operation of the amenities in our communities as well as divisional overhead allocated among several communities.

Our active adult and primary residential communities are generally large master-planned communities in Florida and in Arizona. Several of these communities are long term projects on land we have owned for many years. In reviewing each of our communities, we determine if potential impairment indicators exist by reviewing actual contribution margins on homes closed in recent months, projected contribution margins on homes in backlog, projected contribution margins on speculative homes, average selling prices, sales activities and local market conditions. If indicators are present, the asset is reviewed for impairment. In determining estimated future cash flows for purposes of the impairment test, the estimated future cash flows are significantly impacted by specific community factors such as: (i) sales absorption rates; (ii) estimated sales prices and sales incentives; and (iii) estimated cost of home construction, estimated land development costs, interest costs, indirect construction and overhead costs, and selling and marketing costs. In addition, our estimated future cash flows are also impacted by general economic and local market conditions, competition from other homebuilders, foreclosures and depressed home sales in the areas in which we build and sell homes, product desirability in our local markets and the buyers' ability to obtain mortgage financing. Except for those primary residential communities acquired in the JEN Transaction, build-out of our active adult and primary residential communities generally exceeds five years. Our current assumptions are based on current activity and recent trends at our active adult and primary residential communities. There are a significant number of assumptions with respect to each analysis. Many of these assumptions extend over a significant number of years and the substantial number of variables to these assumptions could significantly affect the potential for future impairments.

Declines in contribution margins below those realized from our current sales prices and estimations could result in future impairment losses in one or more of our housing communities.

Land developed and/or held for future development or sale: Our land developed and/or held for future development or sale represents land holdings for the potential development of future active adult and/or primary residential communities, commercial and industrial uses. For land developed and/or held for future development or sale, indicators of potential impairment include changes in use, changes in local market conditions, declines in the selling prices of similar assets and increases in costs. If indicators are present, the asset is reviewed for impairment. In determining estimated future cash flows for purposes of the impairment test, the estimated future cash flows are significantly impacted by specific community factors such as: (i) sales absorption rates; (ii) estimated sales prices and sales incentives; and (iii) estimated costs of home construction, estimated land and land development costs, interest costs, indirect construction and overhead costs, and selling and marketing costs. In addition, our estimated future cash flows are also impacted by general economic and local market conditions, competition from other homebuilders, foreclosures and depressed home sales in the areas where we own land for future development, product desirability in our local markets and the buyers' ability to obtain mortgage financing. Factors that we consider in determining the appropriateness of moving forward with land development or whether to write-off the related amounts capitalized include: our current inventory levels, local market economic conditions, availability of adequate resources and the estimated future net cash flows to be generated from the project.

Property and Equipment

Property and Equipment are stated at cost and depreciation is computed by the straight-line method over the following estimated useful lives of the assets: land improvements 10 to 25 years; buildings and improvements 8 to 39 years; and machinery, equipment and fixtures 3 to 7 years. Maintenance and operating expenses of equipment utilized in the development of land are capitalized as land inventory cost. Repairs and maintenance are expensed as incurred.

Property and Equipment includes the cost of amenities such as club facilities on properties owned by us. The cost of amenities includes expenditures for land acquisition, construction, land development and direct and allocated costs. Property and Equipment owned and constructed by us also includes interest cost incurred during development and construction.

Each reporting period, we review our Property and Equipment for indicators of impairment in accordance with ASC 360-10. For our amenities, which are located within our housing communities, indicators of potential impairment are similar to those of our housing communities (described above) as these factors may impact our ability to generate revenues at our amenities or cause construction costs to increase. In addition, we factor in the collectability and potential delinquency of the fees due for our amenities. During 2009, we recorded an impairment expense of approximately $2,100 related to the amenities at Terralargo due to the sale to an LLC which we consolidate. As of December 31, 2011 and 2010, no impairments existed for Property and Equipment.

Poinciana Parkway

In December 2006, we entered into agreements with Osceola County, Florida and Polk County, Florida for us to develop and construct at our cost a 9.66 mile four-lane road in Osceola and Polk Counties to be known as the Poinciana Parkway (the "Poinciana Parkway"). The Poinciana Parkway is to include a 4.15 mile segment to be operated as a toll road. We have acquired right-of-way and federal and state environmental permits necessary to construct the Poinciana Parkway. We will need to permit an interchange between the Poinciana Parkway and U.S. 17/92 in Polk County prior to completing construction on the road. We have obtained an extension of our South Florida Water Management District permit to February 14, 2018. On February 6, 2012, the Osceola County Commission approved an extension of our Osceola Poinciana Parkway agreements. The extension contemplates, among other things, (i) obtaining an updated traffic study regarding the Poinciana Parkway at an estimated cost to AV Homes of $150 and (ii) the negotiation of a new public-private partnership agreement for construction and operation of the Poinciana Parkway as a County-owned toll road.

If funding for the Poinciana Parkway is not obtained and construction of the Poinciana Parkway cannot be commenced by February 14, 2013, the Counties have no right to obtain damages or seek specific performance. Polk County's sole remedy under its agreement with AV Homes is to cancel its agreement with AV Homes. With respect to Osceola County, if funding and commencement of construction is not met, (i) a portion of AV Homes' land in Osceola County will become subject to Osceola traffic concurrency requirements applicable generally to other home builders in the County and (ii) AV Homes will be required to contribute approximately $1,900 towards the construction cost of certain traffic improvements in Osceola County that we otherwise might have been obligated to build or fund if we had not agreed to construct the Poinciana Parkway.

Our estimate of the right-of-way acquisition, development and construction costs for the Poinciana Parkway approximates $175,000 to $200,000. However, no assurance of the ultimate costs can be given at this stage. As of December 31, 2011, approximately $47,652 has been expended. Prior to 2010, we recorded impairment charges of $38,336 associated with the Poinciana Parkway.

For the Poinciana Parkway, indicators of impairment are general economic conditions, rate of population growth and estimated change in traffic levels. If indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows to be generated by the asset to its carrying value. If the estimated cash flows are less than the asset's carrying value, the carrying value is written down to its estimated fair value. In determining estimated future cash flows for purposes of the impairment test, we incorporate current market assumptions based on general economic conditions such as anticipated estimated revenues and estimated costs. These assumptions can significantly affect our estimates of future cash flows.

We review the recoverability of the carrying value of the Poinciana Parkway on a quarterly basis in accordance with authoritative accounting guidance. Based on our reviews during 2011 and 2010, we determined the estimated future undiscounted cash flows of the Poinciana Parkway were greater than its carrying value, therefore no impairment losses were recorded in those years. Non-capitalizable expenditures of $221 related to the Poinciana Parkway were expensed during the year ended 2011, and $324 during the year ended December 31, 2010. At December 31, 2011, the carrying value of the Poinciana Parkway is $8,437.

Goodwill

In accordance with ASC 350, we review the carrying value of goodwill and other intangible assets of each of our reporting units on an annual basis as of December 31, or more frequently upon the occurrence of certain events or substantive changes in circumstances, based on a two-step impairment test. We consider our Active Adult Communities segment to be an individual reporting unit which is also an individual operating segment. Goodwill acquired in business combinations is assigned to the reporting unit expected to benefit from the synergies of the combination as of the acquisition date. We concluded the business combination from the JEN Transaction benefited our active adult communities reporting segment. The first step of the impairment test compares the fair value of each reporting unit with its carrying amount including goodwill. The fair value of each reporting unit is calculated using the average of an income approach and a market comparison approach which utilizes similar companies as the basis for the valuation. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. The impairment loss is determined by comparing the implied fair value of goodwill to the carrying value of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over amounts assigned to its net assets.

The determination of fair value utilizes an evaluation of historical and forecasted operating results and other estimates. Fair value measurements are generally determined through the use of valuation techniques that may include a discounted cash flow approach, which reflects our own assumptions of what market participants would use in pricing the asset or liability.

During the year, we monitor the actual performance of our reporting units relative to the fair value assumptions used in our annual goodwill impairment test, including potential events and changes in circumstance affecting our key estimates and assumptions.

On October 25, 2010, we recorded goodwill of $17,215 as a result of the JEN Transaction which was allocated to our active adult reporting segment. At September 30, 2011, we wrote off the full book value of the JEN earn-out liability in the amount of $4,388. This led us to determine that circumstances existed that would require us to perform an interim analysis of the goodwill on our books. We performed a goodwill impairment test by comparing the fair value of the Active Adult reporting unit (the business unit for which the goodwill was assigned) with its carrying amount including goodwill. We determined that the fair value was less than the carrying value of this reporting unit and further determined that the goodwill should be fully written off as of September 30, 2011, in the amount of $17,215.

Revenues

In accordance with ASC 360, revenues from the sales of housing units are recognized when the sales are closed and title passes to the purchasers. In addition, revenues from commercial, industrial and other land sales are recognized in full at closing, provided the purchaser's initial and continuing investment is adequate, all financing is considered collectible and there is no significant continuing involvement.

Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2011, 2010 and 2009, advertising costs totaled $2,537, $1,357 and $725, respectively, and are included in Real Estate Expenses in the accompanying consolidated statements of operations.

Warranty Costs

Warranty reserves for houses are established to cover estimated costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Reserves are determined based on historical data and other relevant factors. We may have recourse against subcontractors for certain claims relating to workmanship and materials. Warranty reserves are included in Accrued and Other Liabilities in the consolidated balance sheets.

During the years ended December 31, 2011, 2010 and 2009, changes in the warranty reserve consist of the following:

	2011	2010	2009
Accrued warranty reserve, beginning of period	$ 477	$ 458	$ 468
Estimated warranty expense.....................	453	517	633
Amounts charged against warranty reserve	(393)	(498)	(643)
Accrued warranty reserve, end of period	$ 537	$ 477	$ 458

Income Taxes

Income taxes have been provided using the liability method under ASC 740, *Income Taxes* ("ASC 740"). The liability method is used in accounting for income taxes where deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

ASC 740 provides guidance in the accounting for uncertainty in income taxes recognized in a company's financial statements. These provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, these provisions also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on our evaluation of tax positions, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2004 thru 2010 which remain subject to examination and adjustment by major tax jurisdictions as of December 31, 2010.

On October 25, 2010, we received notification from the Internal Revenue Service that our federal income tax returns for tax years 2004, 2005, 2006 and 2009 were being examined. On February 10, 2012, AV Homes agreed with the Internal Revenue Service's Notice of Proposed Adjustment to the 2009 net operating loss carryback. This adjustment generated an income tax expense of $473 for 2011 with a reduction in the anticipated income tax receivable in the same amount. The anticipated income tax receivable as of December 31, 2011 is $1,293.

Any interest or penalties that have been assessed in the past have been minimal and immaterial to our financial results. In the event we are assessed any interest or penalties in the future, we plan to include them in our statement of operations as income tax expense.

In 2006, we sold property we owned in Marion County, Florida to the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida under threat of condemnation. The bulk of the land was transferred in 2006 and the final closing took place in 2007. These transactions and subsequent correspondence with the Internal Revenue Service entitled us to defer payment of income taxes of $24,355 from the gain on these sales until we sell replacement property provided we obtained qualifying replacement property for the Marion property by December 31, 2010. We believe that we acquired appropriate replacement properties by December 31, 2010. If the Internal Revenue Service determines in the future that some or all of the properties acquired by us as replacement properties do not qualify as replacement properties, we may be required to make an income tax payment plus interest on the value of the portion of the properties determined not to qualify as replacement property.

Non-controlling Interest

AV Homes has consolidated certain LLCs, which qualify as variable interest entities ("VIEs") because we determined that AV Homes is the primary beneficiary. Therefore, the LLCs' financial statements are consolidated in AV Homes' consolidated financial statements and the other partners' equity in each of the LLCs is recorded as non-controlling interest as a component of consolidated stockholders' equity. At December 31, 2011 and 2010, non-controlling interest was $449 and $444, respectively. The increase in non-controlling interest is attributable to capital contributions of $300, offset by a net loss of $295 from these LLCs during the year ended December 31, 2011.

Common Stock Offering

In August 2009, we filed a shelf registration statement on Form S-3 for $500,000 of debt and equity securities, which was supplemented in September 2009 by a supplemental prospectus for a public offering of shares of our Common Stock, underwritten by Barclays Capital Inc. (the "Underwriter"). We agreed to sell to the Underwriter 2,250,000 shares of our Common Stock, which were offered to the public at a price of $18.00 per share and discounted to the Underwriter to a price of $17.10 per share. The Underwriter was granted an over-allotment option to purchase up to an additional 337,500 shares of Common Stock, at the same offering price to the public and subject to the same underwriting discount. The closing on the sale of the 2,250,000 shares of Common Stock occurred on September 28, 2009. Net proceeds to us before expenses were $38,475. On October 6, 2009, we closed on the sale of an additional 264,391 shares of our Common Stock pursuant to the Underwriter's partial exercise of its option to purchase additional shares, which option expired on October 23, 2009. Net proceeds of the partial exercise of the option were $4,521, resulting in total net proceeds of the offering, after approximately $700 of offering expenses, of approximately $42,296.

Share-Based Compensation

The Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement), as amended, (the "Incentive Plan") provides for the grant of stock options, stock appreciation rights, stock awards, performance awards, and stock units to officers, employees and directors of AV Homes. The exercise prices of stock options may not be less than the stock exchange closing price of our common stock on the date of grant. Stock option awards under the Incentive Plan generally expire 10 years after the date of grant.

As of December 31, 2011, an aggregate of 1,245,417 shares of our Common Stock, subject to certain adjustments, were reserved for issuance under the Incentive Plan, including an aggregate of 582,363 options, restricted stock units and stock units granted. There were 663,054 shares available for grant at December 31, 2011.

Retirement of Treasury Stock

In December 2011, we retired 1,409,832 shares of treasury stock. These shares remain as authorized stock; however they are now considered unissued. In accordance with ASC Topic 505, "Equity" ("ASC 505"), the treasury stock retirement resulted in reductions to common stock $1,410, treasury stock $33,086, retained earnings $7,411 and paid in capital $24,264. There was no effect on the total stockholders' equity position as a result of the retirement.

Repurchase of Common Stock and Notes

On October 13, 2008, our Board of Directors amended its June 2005 authorization to purchase the 4.50% Notes and/or common stock to allow expenditures up to $30,000, including the $9,864 previously authorized. On October 17, 2008, we repurchased $35,920 principal amount of the 4.50% Notes for approximately $28,112 including accrued interest. On December 12, 2008, our Board of Directors amended its June 2005 authorization to purchase the 4.50% Notes and/or common stock to allow expenditures up to $30,000, including the $1,888 remaining after the October 2008 activities. In 2009, we repurchased $14,076 principal amount of the 4.50% Notes for approximately $11,696 including accrued interest. As of December 31, 2011, the remaining authorization is $18,304.

Loss Per Share

We present loss per share in accordance with ASC 260, *Earnings Per Share.* Basic earnings (loss) per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of AV Homes. In accordance with ASC 260, the computation of diluted earnings (loss) per share for the year ended December 31, 2011 and 2010 did not assume the effect of restricted stock units, employee stock options, the 4.50% Notes or the 7.50% Notes because the effects were antidilutive.

The weighted average number of shares outstanding in calculating basic earnings per share includes the issuance of 140,143, 1,135,903 and 2,585,329 shares of our common stock for 2011, 2010 and 2009, respectively, due to the stock issued in connection with the JEN Transaction in 2010, equity offering in 2009 as described above, exercise of stock options, conversion of restricted stock units, stock units and conversion of 4.50% Notes. Excluded from the weighted average number of shares outstanding for 2011, 2010 and 2009 are 439,000, 537,267 and 127,995, respectively, restricted shares issued during 2011 and 2009 that are subject to vesting and performance requirements (see Note K). In accordance with ASC 260, nonvested shares are not included in basic earnings per share until the vesting and performance requirements are met.

The following table represents a reconciliation of the net loss and weighted average shares outstanding for the calculation of basic and diluted loss per share for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Numerator:			
Basic and diluted loss per share – net loss	$ (165,881)	$ (35,108)	$ (28,983)
Denominator:			
Basic and diluted weighted average shares................	12,448,423	11,455,466	9,306,442

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures About Fair Value Measurements," (amendments to ASC Topic 820, "Fair Value Measurements and Disclosures") which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We adopted this guidance as of January 1, 2010. The adoption did not have a material impact on our consolidated financial position, results of operations, cash flows or related disclosures.

In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations," (a consensus of the Emerging Issues Task Force) which specifies that in making the pro forma revenue and earnings disclosure requirements for business combinations, the comparative financial statements presented by public entities should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro-forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. We adopted this guidance as of January 1, 2011. The adoption of ASU No. 2010-29 had no material impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-28, "Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts," (a consensus of the Emerging Issues Task Force) which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, consideration should be given to whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We adopted this guidance as of January 1, 2011. The adoption of ASU No. 2010-28 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04") which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (IFRS). The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance will be effective for us beginning January 1, 2012 and is to be applied prospectively. The adoption of this ASU 2011-04 is not expected to have a material impact on our consolidated financial statements or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income ("ASU 2011-05") which requires the presentation of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance will be effective for us beginning January 1, 2012. Our adoption of ASU 2011-05 is not expected to have a material effect on our consolidated financial statements or disclosures.

Comprehensive Income (Loss)

Net loss and comprehensive loss are the same for the years ended December 31, 2011, 2010 and 2009.

NOTE B - REAL ESTATE REVENUES

The components of real estate revenues are as follows:

	For the year ended December 31		
	2011	2010	2009
Active adult communities	$ 39,934	$ 36,949	$ 32,604
Primary residential	15,272	14,209	26,968
Commercial, industrial and other land sales	31,731	4,712	8,825
Other real estate operations	646	1,389	707
Total real estate revenues	$ 87,583	$ 57,259	$ 69,104

During the year ended December 31, 2011, we realized pretax profits of $3,632 on revenues of $31,731 from sales of commercial, industrial and other land. During the year ended December 31, 2010, we realized pre-tax profits of $3,717 on revenues of $4,712 from sales of commercial, industrial and other land. During the year ended December 31, 2009, pre-tax profits from sales of commercial and industrial land were $4,405 on aggregate revenues of $4,758 and pre-tax losses from other land sales were $4,721 on aggregate revenues of $4,067.

In December 2009, Frenchman's Yacht Club Developers, LLC ("Frenchman's"), a Florida limited liability company in which our wholly-owned subsidiary, Avatar Properties Inc. ("Properties"), is the sole member, sold its interest in the proposed development known as Frenchman's Yacht Club to an unrelated third party for cash and a purchase money note of $4,208. The amount of cash we received did not meet the criteria in authoritative accounting guidance to record this sale under the full accrual method of profit recognition. As a result, this transaction was accounted for under the cost recovery method. Under the cost recovery method, no profit is recognized until cash payments by the buyer, including principal and interest on the purchase money note due to us exceeds the cost of the property sold. In the Frenchman's transaction, since we sold the property at a loss, in accordance with authoritative accounting guidance we recognized the loss of approximately $3,800 in full. The note receivable was discounted by $1,291 to the fair value for purposes of measuring the loss on this transaction. Additionally, future interest cash receipts is recorded as deferred income, and presented as a reduction to the note receivable until such time that the cumulative cash payments by the buyer exceed AV Homes' book value in the property at the time of sale.

See "Business Segments" in Note P.

NOTE C - LAND AND OTHER INVENTORIES

Land and other inventories consist of the following:

	December 31, 2011	December 31, 2010
Land developed and in process of development	$ 91,964	$ 137,074
Land held for future development or sale	64,773	86,041
Homes completed or under construction	23,134	24,320
Other	196	1,474
	$ 180,067	$ 248,909

Land developed and in process of development primarily consists of land, land development costs, capitalized interest and real estate taxes associated with land undergoing improvement activity. We may defer development activity if we believe such a deferral will result in greater returns and/or maximize the economic performance of a community. Land held for future development or sale principally reflects land and land development costs related to land where development activity has been suspended. We may suspend development activity due to building permit moratoriums or regulatory restrictions, or on large land parcels that we plan to build out over several years and/or parcels that have not yet been entitled. Homes completed or under construction is comprised of costs associated with homes in various stages of construction and includes direct construction and related land and land development costs.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation consist of the following:

	December 31 2011	December 31 2010
Land and improvements	$ 22,325	$ 22,892
Buildings and improvements	32,963	33,462
Machinery, equipment and fixtures	12,989	13,088
Amenities construction in progress	1,484	1,064
	69,761	70,506
Less accumulated depreciation	(31,785)	(31,216)
	$ 37,976	$ 39,290

Amenities owned by AV Homes and which are not held for sale or future transfer to homeowners associations are included in property and equipment. The book values of these amenities (excluding amenities construction in progress) were $35,245 and $37,065 as of December 31, 2011 and 2010, respectively.

We review our Property and Equipment quarterly for indicators of impairment in accordance with ASC 360-10. For our amenities, which are located within our housing communities, indicators of potential impairment are similar to those of our housing communities (described above) as these factors may impact our ability to generate revenues at our amenities or cause construction costs to increase. In addition, we factor in the collectability and potential delinquency of the fees due for our amenities. There were no impairments of our amenities in 2011, 2010, or 2009.

Depreciation charged to operations during 2011, 2010 and 2009 was $2,837, $3,091 and $3,462, respectively.

NOTE E - ESTIMATED DEVELOPMENT LIABILITY FOR SOLD LAND

The estimated development liability consists primarily of utilities improvements in Poinciana and Rio Rico for more than 8,000 home sites previously sold and is summarized as follows:

	December 31,	
	2011	2010
Gross estimated unexpended costs	$ 37,106	$ 37,752
Less costs relating to unsold home sites	(3,062)	(5,909)
Estimated development liability for sold land	$ 34,044	$ 31,843

Charges associated with these obligations of approximately ($794), $291 and $592 were recorded during 2011, 2010 and 2009, respectively. In addition, we revised our assumptions regarding recoverability of costs associated with unsold home sites in the amount of approximately $2,800. Future increases or decreases of costs for construction material and labor, as well as other land development and utilities infrastructure costs, may have a significant effect on the estimated development liability.

NOTE F - VARIABLE INTEREST ENTITIES

GAAP requires a variable interest entity ("VIE") to be consolidated with a company which is the primary beneficiary. The primary beneficiary of a VIE is the entity that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Entities determined to be VIEs, for which we are not the primary beneficiary, are accounted for under the equity method.

AV Homes' variable interest in VIEs may be in the form of equity ownership, contracts to purchase assets and/or loans provided by AV Homes to a VIE. We examine specific criteria and use judgment when determining if we are the primary beneficiary of a VIE. Factors considered in determining whether we are the primary beneficiary include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, level of economic disproportionality between AV Homes and the other partner(s) and contracts to purchase assets from VIEs.

We participate in entities with equity interests ranging from 20% to 50% for the purpose of acquiring and/or developing land in which we may or may not have a controlling interest. These entities are VIEs and our investments in these entities, along with other arrangements represent variable interests, depending on the contractual terms of the arrangement. We analyze these entities when they are entered into or upon a reconsideration event.

Consolidation of Variable Interest Entities

During 2009, we entered into two separate agreements with unrelated third parties providing for the formation of two separate limited liability companies ("LLCs"). We subsequently sold developed, partially-developed and undeveloped land to each of the newly formed companies for a combination of cash and purchase money notes. We acquired a minority ownership interest in each of the LLCs and participate in the management of each of the LLCs. We also entered into land option contracts with these LLCs. Under such land option contracts, we paid a specified option deposit in consideration for the right, but not the obligation, to purchase developed lots in the future at predetermined prices.

We determined that these entities qualify as VIEs which require consolidation by the entity determined to be the primary beneficiary. As a result of our analyses, we hold a variable interest in the VIEs through the purchase money notes, the land option contracts and an economic interest in these LLCs. As of December 31, 2011, our consolidated balance sheets include $3,470 in land and other inventories and $1,049 in property and equipment from these LLCs. As of December 31, 2010, our consolidated balance sheets included $3,440 in land and other inventories and $1,116 in property and equipment from these LLC's.

AV Homes and its equity partners make initial or ongoing capital contributions to these consolidated entities on a pro rata basis. The obligation to make capital contributions is governed by each consolidated entity's respective operating agreement.

As of December 31, 2011, these consolidated entities were financed by partner equity and do not have third-party debt. In addition, we have not provided any guarantees to these entities or our equity partners.

Unconsolidated Variable Interest Entities

We participate in entities with equity interests ranging from 20% to 50% for the purpose of acquiring and/or developing land in which we do not have a controlling interest. We analyze these entities when they are entered into or upon a reconsideration event. All of such entities in which we had an equity interest at December 31, 2011 and 2010 are accounted for under the equity method.

AV Homes shares in the profits and losses of these unconsolidated entities generally in accordance with its ownership interests. AV Homes and its equity partners make initial or ongoing capital contributions to these unconsolidated entities on a pro rata basis. The obligation to make capital contributions is governed by each unconsolidated entity's respective operating agreement.

During 2009 and 2008, we entered into various transactions with unaffiliated third parties providing for the formation of LLCs; and we subsequently sold developed and partially-developed land to each of these entities. We acquired a minority ownership interest in each of the LLCs and share in the management of each. We made contributions totaling $138, $143 and $42 to our unconsolidated entities during 2011, 2010 and 2009, respectively.

At December 31, 2010 we had approximately $3,669 recorded as mortgages receivable from one of our unconsolidated joint ventures. In the second and third quarter of 2011, these mortgages were paid in full in conjunction with two lot purchase transactions AV Homes made from the JV.

As of December 31, 2011, these unconsolidated entities were financed by partner equity and do not have third-party debt. In addition, we have not provided any guarantees to these entities or our equity partners.

The consolidated condensed balance sheets of our unconsolidated entities are:

	December 31, 2011	December 31, 2010
Assets:		
Cash	$ 197	$ 465
Land and other inventory	6,928	11,574
Other assets	11	84
Total assets	$ 7,136	$ 12,123
Liabilities and Partners' Capital:		
Accounts payable and accrued liabilities	$ 1,900	$ 1,448
Notes and interest payable to AV Homes	-	3,724
Partners' Capital of:		
AV Homes	845	1,470
Equity partner	4,391	5,481
Total liabilities and partners' capital	$ 7,136	$ 12,123

The consolidated condensed statements of operations of our unconsolidated entities for the years ended December 31, are:

	2011	2010	2009
Revenues	$ 6,081	$ 507	$ 41
Costs and expenses	5,768	1,213	607
Net gain/(loss) from unconsolidated entities	$ 313	$ (706)	$ (566)
AV Homes' share of loss from unconsolidated entities	$ (398)	$ (276)	$ (196)

NOTE G - NOTES, MORTGAGE NOTES AND OTHER DEBT

Notes, mortgage notes and other debt are summarized as follows:

	December 31	
	2011	2010
Corporate		
7.50% Convertible Notes, due 2016	$ 100,000	-
4.50% Convertible Senior Notes, due 2024	$ 5,402	$ 64,804
Unamortized discounts	-	(359)
Net Carrying Amount	$ 105,402	$ 64,445
Total Corporate	$ 105,402	$ 64,445
Real Estate		
6% Notes	-	$ 12,000
5.50% Term Bonds	-	$ 111
Construction Loan, prime plus 2%, minimum 6%	-	396
Promissory Note	-	105
Total Real Estate	-	$ 12,612

Corporate

7.50% Convertible Notes

On January 31, 2011, AV Homes and Avatar Properties Inc. ("API"), entered into an Underwriting Agreement (the "Underwriting Agreement") with Barclays Capital Inc. (the "Underwriter"). Pursuant to the Underwriting Agreement, AV Homes agreed to issue and sell to the Underwriter, and the Underwriter agreed to purchase for sale in an underwritten public offering, $100,000 aggregate principal amount of 7.50% Senior Convertible Notes due 2016 (the "7.50% Notes"). The 7.50% Notes were sold to the public at a purchase price of 100% of the principal amount, plus accrued interest, if any, from February 4, 2011.

On February 4, 2011, we completed the sale of the 7.50% Notes in accordance with the terms of the Underwriting Agreement. The sale of the 7.50% Notes is registered pursuant to a Registration Statement on Form S-3 (No. 333-161498), filed by AV Homes with the Securities and Exchange Commission (the "SEC") on August 21, 2009, (the "Registration Statement"). Our proceeds from the sale were approximately $95,373 after deducting the underwriting fees of 4.25% and expenses of approximately $377. We intend to use the proceeds from the sale of the 7.50% Notes for general corporate purposes, including, without limitation, the repayment of debt, including our 4.50% Convertible Senior Notes due 2024 (the "4.50% Notes"), and potential new acquisitions of real estate and real estate-related assets.

The Underwriting Agreement includes customary representations, warranties, conditions to closing, and covenants. The Underwriting Agreement also provides for customary indemnification by each of AV Homes, API and the Underwriter against certain liabilities. The 7.50% Notes are governed by a base indenture (the "Base Indenture") and first supplemental indenture (the "Supplemental Indenture," and together with the Base Indenture, the "Indenture"), both dated as of February 4, 2011, between AV Homes and Wilmington Trust FSB, as trustee, and include the following terms:

Interest: Interest on the 7.50% Notes is 7.50% per year, payable semi-annually in arrears in cash on February 15 and August 15 of each year, beginning on August 15, 2011.

Conversion: Holders may convert the 7.50% Notes into shares of AV Homes' common stock at any time on or prior to the close of business on the business day immediately preceding the maturity date. The 7.50% Notes are convertible at an initial conversion rate of 33.3333 shares of common stock per $1 principal amount of the 7.50% Notes (equivalent to an initial conversion price of approximately $30.00 per share). The conversion rate, and thus the conversion price, may be adjusted under certain circumstances, including upon the occurrence of a "non-stock change of control" as such term is defined in the Indenture. Upon any conversion, subject to certain exceptions, holders will not receive any cash payment representing accrued and unpaid interest.

Financial covenants: The Indenture includes the following financial covenants:

- until February 15, 2014, AV Homes will maintain, at all times, cash and cash equivalents of not less than $20,000;
- until the second anniversary of the original issuance date of the 7.50% Notes, AV Homes' total consolidated indebtedness (as "indebtedness" is defined in the Indenture) may not exceed $150,000 at any time;
- until the second anniversary of the original issuance date of the 7.50% Notes, AV Homes' total consolidated indebtedness (as "indebtedness" is defined in the Indenture) shall not exceed $50,000 at any time, excluding for purposes of this covenant: (a) the 7.50% Notes, and (b) any indebtedness with a maturity date after February 15, 2014, which indebtedness does not provide the holder with a unilateral put right prior to February 15, 2014.

Repurchase Right: Holders of the 7.50% Notes have the right to require AV Homes to repurchase the Notes on February 15, 2014; or upon the occurrence of a breach of any of the financial covenants, a "fundamental change" (as defined in the Indenture), or an event of default (as described in the Indenture).

Redemption Right: AV Homes may, at any time on or after February 15, 2014, at its option, redeem for cash all or any portion of the outstanding 7.50% Notes, but only if the last reported sale price of AV Homes' common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day before the date AV Homes provides the notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day and certain other conditions described in the Indenture are met.

<u>*4.50% Convertible Senior Notes*</u>

On March 30, 2004, we issued $120,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2024 (the 4.50% Notes) in a private offering. Interest is payable semiannually on April 1 and October 1. The 4.50% Notes are senior, unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and senior indebtedness. However, the 4.50% Notes are effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such indebtedness, and to all existing and future liabilities of our subsidiaries.

Each $1 in principal amount of the 4.50% Notes is convertible, at the option of the holder, at a conversion price of $52.63, or 19.0006 shares of our common stock, upon the satisfaction of one of the following conditions: a) during any calendar quarter (but only during such calendar quarter) commencing after June 30, 2004, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price per share of common stock on such last day; or b) during the five business day period after any five-consecutive-trading-day period in which the trading price per $1 principal amount of the 4.50% Notes for each day of that period was less than 98% of the product of the closing sale price for our common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1 principal amount of the 4.50% Notes, provided that if on the date of any such conversion that is on or after April 1, 2019, the closing sale price of AV Homes' common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination thereof, at our option, with a value equal to the principal amount of the 4.50% Notes plus accrued and unpaid interest, as of the conversion date. The closing price of AV Homes' common stock exceeded 120% ($63.156) of the conversion price for 20 trading days out of 30 consecutive trading days as of the last trading day of the fourth quarter of 2006, as of the last trading day of the first quarter of 2007 and as of the last trading day of the second quarter of 2007. Therefore, the 4.50% Notes became convertible for the quarter beginning January 1,

2007, for the quarter beginning April 1, 2007, and for the quarter beginning July 1, 2007. During 2010, 2009 and 2008, the closing price of AV Homes' common stock did not exceed 120% ($63.156) of the conversion price for 20 trading days out of 30 consecutive trading days; therefore, the 4.50% Notes were not convertible during 2010, 2009 and 2008. During 2007, $200 principal amount of the 4.50% Notes were converted into 3,800 shares of AV Homes common stock. During 2007, AV Homes repurchased $5,000 principal amount of the 4.50% Notes for approximately $4,984 including accrued interest. In 2008, we repurchased $35,920 principal amount of the 4.50% Notes for approximately $28,112 including accrued interest. In 2009, we repurchased $14,076 principal amount of the 4.50% Notes for approximately $11,696 including accrued interest. On February 4, 2011, we repurchased $17,765 principal amount of the 4.50% Notes in conjunction with the issuance of our 7.50% Notes, which was treated as an extinguishment of debt; and in April 2011, holders of $41,637 in principal amount exercised their right to put the debt. As of December 31, 2011, $5,402 principal amount remains outstanding.

We may, at our option, redeem for cash all or a portion of the 4.50% Notes at any time on or after April 5, 2011. Holders may require us to repurchase the 4.50% Notes for cash on April 1, 2014, and April 1, 2019; or in certain circumstances involving a designated event, as defined in the indenture for the 4.50% Notes, holders may require us to purchase all or a portion of their 4.50% Notes. In each case, we will pay a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

Financial Accounting Standards Board ("FASB") ASC Subtopic 470-20, *Debt with Conversion Options – Cash Conversion* ("ASC 470-20"), requires the issuer of certain convertible debt instruments that may be settled in cash on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. ASC 470-20 requires bifurcation of the instrument into a debt component that is initially recorded at fair value and an equity component. The difference between the fair value of the debt component and the initial proceeds from issuance of the instrument is recorded as a component of equity. The excess of the principal amount of the liability component over its carrying amount and the debt issuance costs are amortized to interest cost using the interest method over the expected life of a similar liability that does not have an associated equity component.

The discount on the liability component of the 4.50% Notes was amortized through April 1, 2011, using the effective interest method based on an effective rate of 7.50%, which was the estimated market interest rate for similar debt without a conversion option on the issuance date. The discount was amortized from the issuance date in 2004 through April 1, 2011, the first date that holders of the 4.50% notes could require us to repurchase the Notes. We recognized $293 and $1,435 in non-cash interest charges related to the amortization of the discount during the years ended December 31, 2011 and 2010, respectively.

JEN Transaction Notes

In conjunction with the JEN Transaction, we entered into two separate note payable agreements with JEN. Each note was for $6,000 bearing interest at 6%. Both notes were paid in full before their maturity, which payment was made in the fourth quarter of 2011.

Real Estate

On March 27, 2008, we entered into an Amended and Restated Credit Agreement, by and among our wholly-owned subsidiary, Avatar Properties Inc., as borrower, Wachovia Bank, National Association (as a lender and as administrative agent on behalf of the lenders), and certain financial institutions as lenders (the "Amended Unsecured Credit Facility"). This agreement amended and restated the Credit Agreement, dated as of September 20, 2005, as amended.

On May 3, 2010, we paid in full the outstanding principal and accrued interest of $55,979 under our Amended and Restated Credit Agreement. In addition, on May 4, 2010, we deposited $22,042 with Wells Fargo, N.A., successor by merger with Wachovia Bank, N.A., to collateralize letters of credit. In connection with such payment and deposit, we notified our administrative agent that we were exercising our right to reduce our commitment amount under the facility to zero dollars ($0), which had the effect of terminating all parties' obligations under the credit facility, effective as of May 17, 2010. As of December 31, 2011, approximately $3,616 remains deposited to collateralize certain outstanding letters of credit.

Maturities of notes, mortgage notes and other debt at December 31, 2011 are as follows:

	Corporate	Real Estate	Total
2012	-	-	-
2013	-	-	-
2014	-	-	-
2015	-	-	-
2016	$ 100,000	-	$ 100,000(1)
Thereafter	5,402	-	5,402(2)
	$ 105,402	-	$ 105,402

(1) Holders may require us to repurchase the 7.50% Notes for cash on February 15, 2014; or upon the occurrence of a breach of any of the financial covenants, a "fundamental change" or in an event of default (as defined in the indenture for the 7.50% Notes); or we may call the 7.50% Notes at any time on or after February 15, 2014, according to restrictions defined in the Indenture.

(2) Holders may require us to repurchase the 4.50% Notes for cash on April 1, 2014 and April 1, 2019; or in certain circumstances involving a designated event, as defined in the indenture for the 4.50% Notes; or we may call the 4.50% Notes at any time on or after April 5, 2011.

The following table represents interest incurred, interest capitalized, and interest expense for 2011, 2010 and 2009:

	2011	2010	2009
Interest incurred	$ 9,955	$ 5,681	$ 7,191
Interest capitalized	(439)	(150)	(334)
Interest expense	$ 9,516	$ 5,531	$ 6,857

We made interest payments of $6,136, $3,572 and $5,035 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE H - EMPLOYEE BENEFIT PLANS

We have a defined contribution savings plan that covers substantially all employees. Under this savings plan, we contribute to the plan based upon specified percentages of employees' voluntary contributions. We made no contributions to the plan for the years ended December 31, 2011, 2010 and 2009. Our Board of Directors determined to not effect a matching contribution during 2011 and 2010.

NOTE I - LEASE COMMITMENTS

We lease the majority of our administration and sales offices under operating leases that expire at varying times through 2013. Rental expense for the years 2011, 2010 and 2009 was $1,809, $1,086 and $1,390, respectively. The increase in rental expense in 2011 over 2010 is primarily attributable to the lease termination associated with the closing of our corporate office in Coral Gables, Florida. Minimum rental commitments under non-cancelable operating leases as of December 31, 2011, are as follows: 2012 - $1,367; 2013 - $982; 2014 - $815; 2015 - $727; thereafter -$0.

NOTE J - ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities are summarized as follows:

	December 31	
	2011	2010
Property taxes and assessments	1,833	$ 1,274
Interest	2,871	866
Accrued compensation	2,653	2,064
Warranty reserve	537	477
Other	2,102	2,248
	$ 9,996	$ 6,929

NOTE K - SHARE-BASED PAYMENTS AND OTHER EXECUTIVE COMPENSATION

The Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement), as amended, ("the Incentive Plan") provides for the grant of stock options, stock appreciation rights, stock awards, performance awards, and stock units to officers, employees and directors of AV Homes. The exercise prices of stock options may not be less than the stock exchange closing price of our common stock on the date of grant. Stock option awards under the Incentive Plan generally expire 10 years after the date of grant.

As of December 31, 2011, an aggregate of 1,245,417 shares of our Common Stock, subject to certain adjustments, were reserved for issuance under the Incentive Plan, including an aggregate of 582,363 options, restricted stock units and stock units granted. There were 663,054 shares available for grant at December 31, 2011.

During 2011, we reversed approximately $450 of previously recognized compensation expense related to 293,178 shares of restricted stock which were forfeited due to the resignation of our former CEO on June 15, 2011. During the year, AV Homes entered into an Amended and Restated Employment Agreement with one of its Executive Vice Presidents. Under the terms of this agreement, 180,000 shares granted on October 22, 2010, were cancelled and replaced with new awards. During 2011, we granted 552,660 restricted stock and restricted stock units, which have a weighted average grant date fair value of $11.63 per share.

During the year ended December 31, 2011 and 2010, previously restricted stock of 175,524 and 70,728 shares, respectively, vested. As of December 31, 2011, there are 449,310 shares of restricted stock that are considered legally outstanding but are not considered outstanding for accounting purposes until the vesting conditions are satisfied in accordance with ASC 718.

Compensation expense related to share-based compensation for the years ended December 31, 2011, 2010 and 2009 was $1,796, $1,352 and $2,035, respectively.

Under ASC 718, the fair value of awards of restricted stock and units which do not contain a specified hurdle price condition is based on the market price of our common stock on the date of grant. Under ASC 718, the fair value of restricted stock awards which contain a specified hurdle price condition is estimated on the grant date using the Monte-Carlo option valuation model (like a lattice model). Under ASC 718, the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividend yield and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience.

The significant weighted average assumptions used for the years ended December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Dividend yield	0%	0%	N/A*
Volatility rate	40.24%-52.55%	42.70%-49.50%	N/A*
Risk-free interest rate	0.15%-0.65%	0.35%-1.24%	N/A*
Expected life (years)	0.26-4.41	1.0-5.2	N/A*
Weighted average fair value of units granted	$ 11.63	$ 14.23	$ 17.44

**Not applicable since no stock options or restricted stock awards with specified hurdle price condition as discussed above were granted during 2009.*

A summary of the status of the stock option activity for the years ended December 31, 2011, 2010 and 2009 is presented below:

	2011		2010		2009	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	110,000	$ 25.00	110,000	$ 25.00	136,102	$ 25.00
Exercised	-	$ -	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -	(26,102)	$ 25.00
Outstanding at end of year	110,000	$ 25.00	110,000	$ 25.00	110,000	$ 25.00
Exercisable at end of year	110,000	$ 25.00	110,000	$ 25.00	110,000	$ 25.00

The weighted average remaining contractual life of stock options outstanding as of December 31, 2011, was 1.2 years.

A summary of the restricted stock and stock units activity for the year ended December 31, 2011, is presented below:

	Restricted Stock and Stock Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	549,352	$ 28.75
Granted	552,660	$ 11.63
Exercised	(175,524)	$ 19.10
Expired/Forfeited	(297,178)	$ 13.94
Cancelled	(180,000)	$ 14.10
Outstanding at end of year	449,310(1)	$ 11.22

(1) Restricted stock shares are considered legally outstanding but are not considered outstanding for accounting purposes until the vesting conditions are satisfied in accordance with authoritative accounting guidance.

As of December 31, 2011, there was $4,542 of unrecognized compensation expense related to unvested restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 2.19 years. As of December 31, 2011, there was no unrecognized compensation expense related to stock options.

Under a deferral program, non-management directors may elect to defer up to 50% of annual retainer fees, committee fees and/or chairperson fees, for which the director is credited with a number of stock units based upon the closing price of AV Homes' common stock on the due date of each payment. The number of stock units become distributable as shares of common stock upon the earlier of a date designated by the individual director or the date of the individual's separation from service as a director. Stock units of 0, 0 and 3,049 shares were distributed to non-management directors during the years ended December 31, 2011, 2010 and 2009, respectively. The outstanding balance of stock units as of December 31, 2011, 2010 and 2009 was 23,053, 17,757 and 11,895, respectively.

NOTE L - INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Current			
Federal	$ -	$ -	$ (34,248)
State	-	-	-
Total current	-	-	(34,248)
Deferred			
Federal	473	(375)	1,189
State	-	-	199
Total deferred	473	(375)	1,388
Total income tax expense (benefit)	$ 473	$ (375)	$ (32,860)

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 was enacted into law and amended Section 172 of the Internal Revenue Code to extend the permitted carryback period for offsetting certain net operating losses (NOLs) against earnings for up to five years. Due to this enacted federal tax legislation, AV Homes carried back its 2009 NOL against earnings it generated in the five previous years. As a result, AV Homes received a federal tax refund of $33,627 during 2010.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities as of December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred income tax assets		
Tax over book basis of land inventory	$ 14,524	$ 13,824
Unrecoverable land development costs	6,965	2,143
Executive incentive compensation	548	637
Net operating loss carry forward	19,987	14,026
Impairment charges	56,973	15,196
Other	5,945	279
Total deferred income tax assets	104,942	46,105
Valuation allowance for deferred tax assets	(91,483)	(22,522)
Net deferred income tax assets	13,459	23,583
Deferred income tax liability		
Book over tax income recognized on sale of the Ocala Property	(12,899)	(21,925)
Tax over book on 4.50% Convertible Notes	(767)	(912)
Book over tax basis of depreciable assets	207	(696)
Restricted stock	-	(50)
	(13,459)	(23,583)
Net deferred income tax liability	$ -	$ -

In accordance with ASC 740, AV Homes evaluates its deferred tax assets quarterly to determine if valuation allowances are required. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. Our cumulative loss position over the evaluation period and the uncertain and volatile market conditions provided significant evidence supporting the need for a valuation allowance. During 2011 and 2010 we recognized an increase of $68,961 and $12,103, respectively, in the valuation allowance. As of December 31, 2011, our deferred tax asset valuation allowance was $91,483. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized.

In 2006, we sold property we owned in Marion County, Florida to the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida under threat of condemnation. The bulk of the land was transferred in 2006 and the final closing took place in 2007. These transactions and subsequent correspondence with the Internal Revenue Service entitled us to defer payment of income taxes of $24,355 from the gain on these sales until December 31, 2010 provided we obtained qualifying replacement property for the Marion property by such date. We believe that we acquired appropriate replacement properties by December 31, 2010. If the Internal Revenue Service determines in the future that some or all of the properties acquired by us as replacement properties do not qualify as replacement properties, we may be required to make an income tax payment plus interest on the value of the portion of the properties determined not to qualify as replacement property.

No additional income tax benefits were generated from the exercise of share-based compensation during 2011, 2010 and 2009.

A reconciliation of income tax expense (benefit) to the expected income tax expense (benefit) at the federal statutory rate of 35% for each of the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Income tax (benefit) expense computed at statutory rate	$ (57,893)	$ (12,419)	$ (21,645)
State income tax (benefit) expense, net of federal benefit	(6,521)	(1,200)	(2,093)
Adjustment to 2009 net operating loss carryback	-	795	-
Change in valuation allowance on deferred tax assets	68,961	12,103	(9,148)
Prior period adjustments charged to retained earnings	(4,044)	-	-
Other	(30)	346	26
Income tax (benefit) expense	$ 473	$ (375)	$ (32,860)

During 2010 and 2009, we received income tax payment refunds of approximately $33,627 and $21,356, respectively, related to taxable losses generated during 2009 and 2008, respectively. We did not receive income tax payment refunds in 2011.

On February 10, 2012, AV Homes agreed with the Internal Revenue Service's Notice of Proposed Adjustment to the 2009 net operating loss carryback. This adjustment generated an income tax expense of $473 for 2011 with a reduction in the anticipated income tax receivable in the same amount. The anticipated income tax receivable as of December 31, 2011 is $1,293.

NOTE M - COMMITMENTS AND CONTINGENCIES

We are involved in various pending litigation matters primarily arising in the normal course of our business. These cases are in various procedural stages. Although the outcome of these matters cannot be determined, AV Homes believes it is probable in accordance with ASC 450-20, *Loss Contingencies*, that certain claims may result in costs and expenses estimated at approximately $275 and $165, which have been accrued in the accompanying consolidated balance sheets as of December 31, 2011 and 2010, respectively. Liabilities or costs arising out of these and other currently pending litigation is not expected to have a material adverse effect on our business, consolidated financial position or results of operations.

Performance bonds, issued by third party entities, are used primarily to guarantee our performance to construct improvements in our various communities. As of December 31, 2011, we had outstanding performance bonds of approximately $2,127. We do not believe that it is likely any of these outstanding performance bonds will be drawn upon.

NOTE N - RESTRUCTURING

In response to the difficult operating environment due to the downturn in the homebuilding industry, in July 2011 we undertook a strategic planning effort to improve our market position and to reduce our operating costs. As a result of this effort, in the third quarter of 2011, we took further steps to reduce staffing, cut salaries, and we negotiated a lease termination associated with the planned closing of our corporate office in Coral Gables, Florida. Restructuring costs include employee severance benefits, corporate office lease exit costs, and other costs related to the closure of the Coral Gables office, and are summarized below:

	Twelve Months Ended December 31, 2011
Employee severance benefits	$ 697
Lease exit costs	952
Other	140
Total restructuring charges	$ 1,789

The restructuring costs reflected in the above table are included within general and administrative expenses in our Consolidated Statements of Operations. Liabilities for employee severance benefits totaled $279 at December 31, 2011.

NOTE O - OTHER MATTERS

At our community of Solivita, tax-exempt bond financing is utilized to fund and manage portions of public infrastructure consisting primarily of storm water management facilities, drainage works, irrigation facilities, and water and wastewater utilities. The bonds were issued by the Poinciana Community Development District and Poinciana West Community Development District (the "CDDs"), independent special-purpose units of county government, established and operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by non-ad valorem special assessments levied on certain developable and developed property within Solivita, and the assessments constitute a liability against the developable and developed property and are intended to secure the CDDs' ability to meet bond servicing obligations. In accordance with EITF 91-10, *Accounting for Special Assessments and Tax Increment Financing*, we record and pay the assessments on parcels owned by AV Homes when such assessments are fixed and determinable. The assessments are not a liability of AV Homes or any other landowner within the CDDs but are obligations secured by the land. For the developable and developed parcels AV Homes owns within the CDDs, AV Homes pays the assessments until such parcels are sold. After a sale by AV Homes, AV Homes no longer pays the assessments on the parcel sold and any future assessments become the responsibility of the new owner and its successors in title until the bonds are paid in full.

NOTE P - BUSINESS SEGMENTS

In accordance with ASC 280, *Segment Reporting* ("ASC 280"), our current operations include the following segments: the development, sale and management of active adult communities; the development and sale of primary residential communities; and the sale of commercial, industrial or other land. In accordance with ASC 280, our title insurance agency (which we sold in July 2011) does not qualify as a separate reportable segment and is included in "Other Operations".

The following tables summarize our information for reportable segments for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Revenues:			
Segment revenues			
Active adult communities	$ 39,934	$ 36,949	$ 32,604
Primary residential	15,272	14,209	26,968
Commercial and industrial and other land sales	31,731	4,712	8,825
Other operations	932	1,485	995
	87,869	57,355	69,392
Unallocated revenues			
Interest income	309	580	657
Gain on repurchase of 4.50% Notes	-	-	1,783
Other	804	1,203	1,669
Total revenues	$ 88,982	$ 59,138	$ 73,501
Operating income (loss):			
Segment operating income (loss)			
Active adult communities	$ (12,188)	$ (5,043)	$ (5,613)
Primary residential	(7,527)	(6,284)	(8,103)
Commercial and industrial and other land sales	3,632	3,717	(316)
Other operations	159	387	211
	(15,924)	(7,223)	(13,821)
Unallocated income (expenses)			
Interest income	309	580	657
Gain (loss) on repurchase of 4.50% Notes	(211)	-	1,783
Equity loss from unconsolidated entities	(398)	(276)	(196)
General and administrative expenses	(17,502)	(20,508)	(19,694)
Change in fair value of contingent consideration	4,388	-	-
Interest expense	(9,516)	(5,531)	(6,857)
Other real estate expenses	(1,654)	(3,099)	(3,688)
Impairment of the Poinciana Parkway	-	-	(8,108)
Impairment of goodwill	(17,215)	-	-
Impairment of land developed or held for future development	(107,981)	-	(11,919)
Loss before income taxes	$ (165,704)	$ (36,057)	$ (61,843)

	December 31	
	2011	2010
Segment assets:		
Active adult communities	$ 166,369	$ 184,656
Primary residential	41,188	73,092
Commercial and industrial and other land sales	8,774	10,587
Poinciana Parkway	8,437	8,452
Assets held for sale	30,078	84,025
Unallocated assets	154,210	184,639
Total assets	$ 409,056	$ 545,451

(a) Our businesses are primarily conducted in the United States.

(b) Identifiable assets by segment are those assets that are used in the operations of each segment.

(c) No significant part of the business is dependent upon a single customer or group of customers.

(d) The caption "Unallocated assets" under the table depicting the segment assets represents the following as of December 31, 2011 and 2010, respectively: cash, cash equivalents and restricted cash of $119,456 and $114,555; land inventories of $20,876 and $37,065 (a majority of which is bulk land); property and equipment of $845 and $1,180; investment in and notes from unconsolidated entities of $845 and $5,193; receivables of

$7,584 and $6,427; prepaid expenses and other assets of $4,605 and $3,006; and goodwill of $0 and $17,215. None of the foregoing are directly attributable to a reportable segment in accordance with ASC 280.

(e) There is no interest expense from active adult communities, primary residential, and commercial, industrial and other land sales included in segment operating income/(loss) for 2011, 2010 and 2009.

(f) Included in segment operating profit/(loss) for 2011 is depreciation expense of $2,167, $546 and $124 from active adult, primary residential communities and unallocated corporate/other, respectively. Included in segment operating profit/(loss) for 2010 is depreciation expense of $2,282, $552 and $257 from active adult, primary residential communities and unallocated corporate/other, respectively. Included in segment operating profit/(loss) for 2009 is depreciation expense of $2,301, $859 and $302 from active adult, primary residential communities and unallocated corporate/other, respectively.

(g) During fiscal year 2011, impairment losses of approximately $1,060 and $467 reduced the carrying value of the assets of active adult and primary residential communities, respectively. During fiscal year 2010, impairment losses of approximately $408 and $252 reduced the carrying value of the assets of active adult and primary residential communities, respectively. During fiscal year 2009, impairment losses of approximately $371 and $1,449 reduced the carrying value of the assets of active adult and primary residential communities, respectively. In addition, impairment losses of approximately $8,108 and approximately $11,919 reduce the carrying values of Poinciana Parkway and land developed or held for future development (which is currently not allocated to a reportable segment), respectively.

NOTE Q - FAIR VALUE DISCLOSURES

FASB ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

FASB ASC 820-10-65, *Fair Value Measurements and Disclosures – Overall – Transition and Open Effective Date Information* provides guidelines for making fair value measurements more consistent with the principles presented in ASC 820-10, *Fair Value Measurements and Disclosures - Overall.* This topic provides additional authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed; is applicable to all assets and liabilities (i.e. financial and nonfinancial); and requires enhanced disclosures.

The accounting standards require that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Fair value determined based on quoted market prices in active markets for identical assets and liabilities.

Level 2: Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3: Fair value determined using significant unobservable inputs, such as discounted cash flows, or similar techniques.

The carrying value of cash and cash equivalents, receivables and accounts payable approximates the fair value due to their short-term maturities.

The majority of our non-financial instruments, which include land and other inventories, Poinciana Parkway and property and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of historical cost or its fair value.

AV Homes' assets measured at fair value as of December 31, 2011, and gain (losses) for the year ended December 31, 2011, on a nonrecurring basis are summarized below:

Non-financial Assets/Liabilities	Fair Value Hierarchy	Fair Value at December 31, 2011	Gains/ (Losses)
Homes completed or under construction	Level 2	$ 6,090	$ (1,527)
Earn-out liability related to the JEN transaction	Level 3	$ 0	$ 4,388
Land and other inventories	Level 3	$ 35,602	$ (57,297)
Assets held for sale	Level 2	$ 30,078	$ (53,907)

For assets held and used, if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flows to be generated by the asset to its carrying value. If such cash flows are less than the asset's carrying value, the carrying value is written down to its estimated fair value. Generally, fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. The discount rate used in the determination of fair value would range between 15 and 30% depending on the stage of development. Assumptions and estimates used in the determination of the estimated future cash flows are based on expectations of future operations and economic conditions and certain factors described below. Changes to these assumptions could significantly affect the estimates of future cash flows which could affect the potential for future impairments. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.

The carrying amounts and fair values of our financial instruments at December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 124,316	$ 124,316	$ 115,502	$ 115,502
Restricted cash	$ 7,872	$ 7,872	$ 8,422	$ 8,422
Receivables, net	$ 7,729	$ 7,729	$ 6,434	$ 6,434
Income tax receivable	$ 1,293	$ 1,293	$ 1,766	$ 1,766
Notes, mortgage notes and other debt:				
Corporate:				
7.50% Notes	$ 100,000	$ 90,000	-	-
4.50% Notes	$ 5,402	$ 5,295	$ 64,445	$ 64,966
Real estate:				
6% Notes payable	-	-	$ 12,000	$ 11,029
5.50% Term Bonds payable	-	-	$ 111	$ 111
Construction loan	-	-	$ 396	$ 388
Promissory Note Payable	-	-	$ 105	$ 105

In estimating the fair value of financial instruments, we used the following methods and assumptions:

Cash and cash equivalents and Restricted cash: The carrying amount reported in the consolidated balance sheets for cash and cash equivalents and restricted cash approximates their fair value.

Receivables, net and Income tax receivable: The carrying amounts reported in the consolidated balance sheets for receivables, net and income tax receivable approximates their fair value.

7.50% and 4.50% Notes: At December 31, 2011 and 2010, the fair values of the 7.50% Notes and 4.50% Notes are estimated, based on quoted or estimated market prices.

Real Estate Notes Payable: The fair values of the 6% notes payable and construction loan at December 31, 2010, were estimated using discounted cash flow analysis based on the incremental borrowing rates for similar types of borrowing arrangements. The carrying values for the 5.50% term bonds payable and the promissory note payable approximated their fair values.

NOTE R - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2011 and 2010 is as follows:

	2011 Quarter			
	First	Second	Third	Fourth
Net revenues	$ 12,212	$ 28,366	$ 14,703	$ 33,701
Expenses	22,308	45,163	135,705	51,112
Equity earnings (losses) from unconsolidated entities	(128)	143	(341)	(72)
Loss before income taxes	(10,224)	(16,654)	(121,343)	(17,483)
Less: Net loss attributable to non-controlling interests	127	128	132	(91)
Income tax expense	-	-	(350)	(123)
Net loss attributable to AV Homes	$ (10,097)	$ (16,526)	$ (121,561)	$ (17,697)
Loss per share:				
Basic and Diluted	$ (0.81)	$ (1.33)	$ (9.76)	$ (1.42)

	2010 Quarter			
	First	Second	Third	Fourth
Net revenues	$ 9,623	$ 17,302	$ 9,573	$ 22,640
Expenses	19,802	23,067	19,488	32,562
Equity earnings (losses) from unconsolidated entities	(90)	(117)	(124)	55
Loss before income taxes	(10,269)	(5,882)	(10,039)	(9,867)
Less: Net loss attributable to non-controlling interests	133	139	145	157
Income tax expense	-	-	375	-
Net loss attributable to AV Homes	$ (10,136)	$ (5,743)	$ (9,519)	$ (9,710)
Loss per share:				
Basic and Diluted	$ (0.90)	$ (0.51)	$ (0.84)	$ (0.81)

1. Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year.

2. During the second quarter of 2011, our impairment evaluation resulted in total impairment charges of $13,800 which included $700 in impairment charges for homes completed or under construction and $13,100 in impairment charges for land developed and/or held for future development.

3. During the third quarter of 2011, our impairment evaluation resulted in total impairment charges of $115,806, which included $486 in impairment charges for homes completed or under construction, $94,881 in impairment charges for land developed and/or held for future development, $17,215 in impairment charges for goodwill, and $3,224 in impairment charges for club amenities.

4. During the fourth quarter of 2011, the Company identified and corrected an immaterial error related to the impairments noted in footnote 3. The inventory balance should have been decreased by approximately $3,450 and impairment expenses should have been increased by the same amount, which resulted in an understatement of net loss and basic and diluted loss per share in the third quarter of $3,450 and $0.28, respectively. Management has determined that the effect of the error is

immaterial to the prior periods, and as such, has corrected it in the fourth quarter of 2011. As a result of this correction, the balances are properly stated as of and for the year ended December 31, 2011.

NOTE S - SUBSEQUENT EVENTS

On February 15, 2012, the Company changed its name to AV Homes, Inc. The name change, which was effective February 15, 2012, under Delaware Law, was accomplished by the merger of AV Homes, Inc., an existing wholly-owned subsidiary of Avatar Holdings, Inc., into Avatar Holdings, Inc., with Avatar Holdings, Inc., the surviving company in the merger, changing its name to AV Homes, Inc. The Company's stock traded on the Nasdaq Global Select market ("Nasdaq") under the ticker symbol "AVTR" through the close of market on February 15, 2012, and began trading under the ticker symbol "AVHI" when the Nasdaq market opened on February 16, 2012.

Effective February 13, 2012, the Board amended the Company's Amended and Restated By-Laws (the "By-laws") to reflect a decrease in the size of the Board. The Board amended and replaced the first sentence of Article III, Section 2 of the By-laws so that the size of the Board of the Company will be limited to the range of three to eleven members. The prior range was eight to fifteen members. Effective February 13, 2012, the Board consists of the following six members: Joshua L. Nash, Chairman, Allen J. Anderson, Paul D. Barnett, Roger W. Einiger, Rueben S. Leibowitz, and Joel Simon.

On February 13, 2012, AV Homes announced the following changes to the Company's Board of Directors (the "Board").

Effective February 13, 2012, Milton H. Dresner resigned from his positions as a director, Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee of the Company. Mr. Dresner had no disagreements with the Company on any matter relating to the Company's operations, policies, or practices.

Effective February 13, 2012, Kenneth T. Rosen resigned from his positions as a director, Chairman of the Compensation Committee, member of the Audit Committee and member of the Nominating and Corporate Governance Committee of the Company. Mr. Rosen had no disagreements with the Company on any matter relating to the Company's operations, policies, or practices.

Effective February 13, 2012, Beth A. Stewart resigned from her positions as a director, member of the Audit Committee and member of the Nominating and Corporate Governance Committee of the Company. Ms. Stewart had no disagreements with the Company on any matter relating to the Company's operations, policies, or practices.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based upon that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we have determined that, during the fiscal quarter ended December 31,

2011, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

See Part II – Item 8. "Financial Statements and Supplementary Data" for "Management's Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm", as they relate to internal control over financial reporting, incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended December 31, 2011, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period, except for the information regarding the executive officers of AV Homes, which information is included in Part I of this Annual Report under the heading "Executive Officers of the Registrant".

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended December 31, 2011, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended December 31, 2011, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended December 31, 2011, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to our Proxy Statement for our Annual Meeting of Stockholders for the fiscal year ended December 31, 2011, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements and Schedules:

See Item 8. "Financial Statements and Supplementary Data" of this report.

(a)(2) Financial Statements Schedules:

Schedule II - Valuation and Qualifying Accounts

Schedules other than those listed above are omitted, since the information required is not applicable or is included in the financial statements or notes thereto.

(a)(3) Exhibits:

3.1	*	Certificate of Incorporation, as amended and restated May 28, 1998 (filed as Exhibit 3(a) to Form 10-Q for the quarter ended June 30, 1998 (File No. 0-7616), and incorporated herein by reference).
3.2	*	Certificate of Amendment of Restated Certificate of Incorporation, dated May 26, 2000 (filed as Exhibit 3(a) to Form 10-Q for the quarter ended June 30, 2000 (File No. 0-7616), and incorporated herein by reference).
3.3	*	Certificate of Ownership and Merger Merging AV Homes, Inc., a Delaware corporation, with and into Avatar Holdings Inc., a Delaware Corporation (filed as Exhibit 3.1 to Form 8-K dated February 15, 2012, and incorporated herein by reference).
3.4	*	Amended and Restated By-laws as of February 15, 2012 (filed as Exhibit 3.2 to Form 8-K dated February 15, 2012, and incorporated herein by reference).
4.1	*	Indenture, dated March 30, 2004, between Avatar Holdings Inc. and JPMorgan Chase Bank, in respect of 4.50% Convertible Senior Notes due 2024 (filed as Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2004 (File No. 0-7616), and incorporated herein by reference).
4.2	*	Indenture, dated February 4, 2011, between Avatar Holdings Inc. and Wilmington Trust FSB, as Trustee (filed as Exhibit 4.1 to Form 8-K dated February 4, 2011, and incorporated herein by reference).
4.3	*	First Supplemental Indenture, dated as of February 4, 2011, between Avatar Holdings Inc., and Wilmington Trust FSB, as Trustee (filed as Exhibit 4.2 to Form 8-K dated February 4, 2011, and incorporated herein by reference).
4.4	*	Global Note in the principal sum of $100,000,000, dated February 4, 2011 (filed as Exhibit 4.3 to Form 8-K dated February 4, 2011, and incorporated herein by reference).
10.1	*1	Nonqualified Stock Option Agreement, dated as of February 19, 1999, by and between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10(s) to Form 10-K for the year ended December 31, 1998 (File No. 0-7616), and incorporated herein by reference).
10.2	*1	Executive Incentive Compensation Plan (filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 2001 (File No. 0-7616), and incorporated herein by reference).
10.3	*1	Amendment to Amended and Restated Restricted Stock Unit Agreement, dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.4	*1	Restricted Stock Unit Agreement (50,000 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.5	*1	Restricted Stock Unit Agreement (23,700 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

	Exhibits:	
10.6	*1	Restricted Stock Unit Agreement (20,000 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.7 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.7	*1	Restricted Stock Unit Agreement (15,000 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.8 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.8	*1	Restricted Stock Unit Agreement (16,300 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.9 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.9	*1	Nonqualified Stock Option Agreement, dated as of March 13, 2003, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.12 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.10	*1	Nonqualified Stock Option Agreement, dated as of March 13, 2003, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.16 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.11	*1	Restricted Stock Unit Agreement, dated as of March 27, 2003, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.17 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).
10.12	*1	Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement) (filed as Exhibit 10.1 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.13	*1	2005 Executive Incentive Compensation Plan (filed as Exhibit 10.2 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.14	*1	Letter Agreement, dated as of May 20, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.3 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.15	*1	Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.4 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.16	*1	2008-2010 Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.7 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.17	*1	Restricted Stock Unit Agreement (30,000 units @ $65.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.8 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.18	*1	Restricted Stock Unit Agreement (30,000 units @ $72.50), dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.9 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.19	*1	Restricted Stock Unit Agreement (30,000 units @ $80.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.10 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.20	*1	Letter Agreement, dated as of May 20, 2005, among Avatar Holdings Inc., Avatar Properties Inc. and Michael Levy (filed as Exhibit 10.19 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.21	*1	Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Properties Inc. and Michael Levy (filed as Exhibit 10.20 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.22	*1	2008-2010 Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.23 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.23	*1	Restricted Stock Unit Agreement (25,000 units @ $65.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.24 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

	Exhibits:	
10.24	*1	Restricted Stock Unit Agreement (25,000 units @ $72.50), dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.25 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.25	*1	Restricted Stock Unit Agreement (25,000 units @ $80.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.26 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).
10.26	*1	Form of Deferred Compensation Agreement for Non-Employee Directors' Fees (filed as Exhibit 10.1 to Form 8-K dated June 13, 2005 (File No. 0-7616), and incorporated herein by reference).
10.27	*1	First Amendment, dated as of September 28, 2005, to the 2005 Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Properties Inc. and Michael Levy (filed as Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2005 (File No. 0-7616), and incorporated herein by reference).
10.28	*1	Form of Non-Employee Director Amended and Restated Restricted Stock Unit Agreement (filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2009 (File No. 0-7616), and incorporated by reference).
10.29	*	Option Agreement, dated October 20, 2006, between Avatar Properties Inc. and The Nature Conservancy (filed as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2006 (File No. 0-7616), and incorporated by reference).
10.30	*1	Amendment to the Amended and Restated Employment Agreement, dated as of December 26, 2006, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.1 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).
10.31	*1	Second Amended and Restated Earnings Participation Award Agreement, dated as of December 26, 2006, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.2 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).
10.32	*1	Second Amendment to the 2005 Amended and Restated Employment Agreement, dated as of December 26, 2006, between Avatar Properties Inc. and Michael F. Levy (filed as Exhibit 10.5 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).
10.33	*1	Second Amended and Restated Earnings Participation Award Agreement, dated as of December 26, 2006, between Avatar Holdings Inc. and Michael F. Levy (filed as Exhibit 10.6 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).
10.34	*1	Employment Agreement, dated as of November 8, 2006, between Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10(bx) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).
10.35	*1	Restricted Stock Unit Agreement, dated as of November 8, 2006, between Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10(by) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).
10.36	*1	Letter Agreement, dated as of November 8, 2006, among Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10(bz) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).
10.37	*	Poinciana Parkway Regulatory Agreement dated as of December 15, 2006 by and between Osceola County, Florida and Avatar Properties Inc. (filed as Exhibit 10(ca) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).
10.38	*	Poinciana Parkway Regulatory Agreement dated as of December 15, 2006 by and between Polk County, Florida and Avatar Properties Inc. (filed as Exhibit 10(cb) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).
10.39	*1	Employment Agreement, dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference).

	Exhibits:	
10.40	*1	Amendment to Avatar Holdings Inc. Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement) (filed as Exhibit 10.1 to Form 8-K dated June 4, 2007 (File No. 0-7616), and incorporated herein by reference).
10.41	*	Amended and Restated Credit Agreement, dated March 27, 2008, by and among Avatar Holdings Inc. (as Guarantor), Avatar Properties Inc. (as Borrower), Wachovia Bank, National Association (as Administrative Agent and Lender), and certain financial institutions as lenders (filed as Exhibit 10.1 to Form 8-K dated April 2, 2008 (File No. 0-7616), and incorporated herein by reference).
10.42	*	Second Restated Guaranty Agreement, dated as of March 27, 2008, executed on behalf of Avatar Holdings Inc. ("Guarantor") in favor of the lending institution(s) identified therein and Wachovia Bank, National Association (filed as Exhibit 10.2 to Form 8-K dated April 2, 2008 (File No. 0-7616), and incorporated herein by reference).
10.43	*1	Restricted Stock Unit Agreement (2,500 units @ $80.86), dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2008 (File No. 0-7616), and incorporated herein by reference).
10.44	*1	Restricted Stock Unit Agreement (2,500 units @ $84.71), dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2008 (File No. 0-7616), and incorporated herein by reference).
10.45	*1	Restricted Stock Unit Agreement (2,500 units @ $88.56), dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.5 to Form 10-Q for the quarter ended March 31, 2008 (File No. 0-7616), and incorporated herein by reference).
10.46	*	First Amended and Restated Poinciana Parkway Regulatory Agreement, dated as of July 25, 2008, by and between Avatar Properties Inc. and Osceola County, Florida (filed as Exhibit 10.1 to Form 8-K dated July 29, 2008 (File No. 0-7616), and incorporated herein by reference).
10.47	*	Transportation Concurrency Agreement, dated December 15, 2006, by and between Avatar Properties Inc. and Osceola County, Florida (filed as Exhibit 10.2 to Form 8-K dated July 29, 2008 (File No. 0-7616), and incorporated herein by reference).
10.48	*	Amendment to Transportation Concurrency Agreement, dated as of July 25, 2008, by and between Avatar Properties Inc. and Osceola County, Florida (filed as Exhibit 10.3 to Form 8-K dated July 29, 2008 (File No. 0-7616), and incorporated herein by reference).
10.49	*	First Amended and Restated Poinciana Parkway Regulatory Agreement, dated as of August 6, 2008, by and between Avatar Properties Inc. and Polk County, Florida (filed as Exhibit 10.1 to Form 8-K dated August 11, 2008 (File No. 0-7616), and incorporated herein by reference).
10.50	*1	Amended and Restated Restricted Stock Unit Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.1 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.51	*1	Amended and Restated Restricted Stock Unit Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.3 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.52	*1	Amended and Restated Restricted Stock Unit Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Patricia K. Fletcher (filed as Exhibit 10.4 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.53	*1	Amended and Restated Employment Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.5 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.54	*1	Amended and Restated 2008-2010 Earnings Participation Award Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.6 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).

	Exhibits:	
10.55	*1	Amended and Restated Employment Agreement, dated December 22, 2008, between Avatar Properties Inc. and Michael Levy (filed as Exhibit 10.9 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.56	*1	Amended and Restated 2008-2010 Earnings Participation Award Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.10 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.57	*1	Amended and Restated Employment Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Patricia K. Fletcher (filed as Exhibit 10.11 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.58	*1	Amended and Restated Employment Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.12 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.59	*1	Amended and Restated Restricted Stock Unit Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Randy Kotler (2,500 Units; hurdle price condition: $80.86) (filed as Exhibit 10.13 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.60	*1	Amended and Restated Restricted Stock Unit Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Randy Kotler (2,500 Units; hurdle price condition $84.71) (filed as Exhibit 10.14 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.61	*1	Amended and Restated Restricted Stock Unit Agreement, dated December 22, 2008, between Avatar Holdings Inc. and Randy Kotler (2,500 Units; hurdle price condition $88.56) (filed as Exhibit 10.15 to Form 8-K dated December 22, 2008 (File No. 0-7616), and incorporated herein by reference).
10.62	*1	Amended and Restated Form of Deferred Compensation Agreement for Non-Employee Directors' Fees (filed as Exhibit 10.97 to Form 10-K for the year ended December 31, 2008 (File No. 0-7616), and incorporated herein by reference).
10.63	*1	Compensation of certain named executive officers (filed as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2009, (File No. 0-7616), and incorporated herein by reference).
10.64	*	First Amendment to Amended and Restated Credit Agreement, dated as of May 21, 2009, by and among Avatar Properties Inc. ("Borrower"), Avatar Holdings Inc., ("Guarantor"), the several lenders from time to time parties thereto ("Lenders"), and Wachovia Bank, National Association ("Agent" and "Lender") (filed as Exhibit 10.1 to Form 8-K dated May 26, 2009 (File No. 0-7616), and incorporated herein by reference).
10.65	*	Underwriting Agreement, dated September 23, 2009, between Avatar Holdings Inc., Avatar Properties Inc., Frenchman's Yacht Club Developers, LLC and Barclays Capital Inc., (filed as Exhibit 1.1 to Form 8-K dated September 23, 2009 (File No. 0-7616), and incorporated herein by reference).
10.66	*1	First Amendment to Amended and Restated Employment Agreement, between Avatar Holdings Inc. and Patricia Kimball Fletcher, dated October 26, 2009 (filed Exhibit 10.84 to Form 10-K for the year ended December 31, 2009, and incorporated herein by reference).
10.67	*1	Separation and Release Agreement, between Avatar Properties Inc., and Jonathan Fels, dated December 29, 2009 (filed as Exhibit 10.85 to Form 10-K for the year ended December 31, 2009, and incorporated herein by reference).
10.68	*	Guaranty Agreement dated May 18, 2010, executed on behalf of Avatar Holdings, Inc., a Delaware corporation, in favor of Wells Fargo Bank, N.A., successor by merger to Wachovia Bank, N.A. (filed as Exhibit 99.1 to Form 8-K dated May 24, 2010, and incorporated herein by reference).
10.69	*	Continuing Letter of Credit Agreement dated May 18, 2010, executed on behalf of Avatar Properties Inc., a Florida corporation, and Avatar Holdings, Inc., a Delaware corporation, in favor of Wells Fargo, N.A., successor by merger to Wachovia Bank, N.A. (filed as Exhibit 99.2 to Form 8-K dated May 24 ,2010, and incorporated herein by reference).

Exhibits:		
10.70	*	Security Agreement dated May 18, 2010, executed on behalf of Avatar Properties Inc., a Florida corporation, and Avatar Holdings Inc., a Delaware corporation, in favor of Wells Fargo Bank, N.A., successor by merger to Wachovia Bank, N.A. (filed as Exhibit 99.3 to Form 8-K dated May 24, 2010, and incorporated herein by reference).
10.71	*1	Director Compensation (filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference).
10.72	*1	First Amendment to Amended and Restated Employment Agreement, dated May 6, 2010, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference).
10.73	*1	Second Amendment to Amended and Restated Employment Agreement, dated August 25, 2010, between Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10.1 to Form 8-K dated August 25, 2010 (File No. 0-7616), and incorporated herein by reference).
10.74	*1	Restricted Stock Unit Agreement, dated August 25, 2010, between Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10.2 to Form 8-K dated August 25, 2010 (File No. 0-7616), and incorporated herein by reference).
10.75	*1	Separation Agreement, dated as of October 19, 2010, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.77 to Form 10-K for the year ended December 31, 2010 (File No. 001-07395), and incorporated herein by reference).
10.76	*1	Employment Agreement, dated as of October 19, 2010, between Avatar Holdings Inc. and Jon M. Donnell (filed as Exhibit 10.78 to Form 10-K for the year ended December 31, 2010 (File No. 001-07395), and incorporated herein by reference).
10.77	*1	Employment Agreement, dated as of October 22, 2010, between Avatar Holdings Inc., Avatar Properties Inc., and Carl Mulac (filed as Exhibit 10.79 to Form 10-K for the year ended December 31, 2010 (File No. 001-07395), and incorporated herein by reference).
10.78	*1	Master Transaction Agreement, dated as of October 25, 2010, by and among Avatar Properties Inc., Terra West Communities LLC, JEN JCH, LLC, Joseph Carl Mulac III, Stephen Adams and Sun Terra Communities, LLC (collectively, "Sellers"), Avatar Holdings Inc., and JEN Partners, LLC (filed as Exhibit 10.80 to Form 10-K for the year ended December 31, 2010 (File No. 001-07395), and incorporated herein by reference).
10.79	*1	Earn out Agreement, dated as of October 25, 2010, by and among Avatar Holdings Inc., Avatar Properties Inc., JEN I, L.P. and JEN Residential LP (filed as Exhibit 10.81 to Form 10-K for the year ended December 31, 2010 (File No. 001-07395), and incorporated herein by reference).
10.80	*1	Voting Standstill and Lock-Up Letter Agreement, dated as of October 25, 2010, by and among Avatar Holdings Inc., Avatar Properties Inc., JEN I, L.P. and JEN Residential LP (filed as Exhibit 10.82 to Form 10-K for the year ended December 31, 2010 (File No. 001-07395), and incorporated herein by reference).
10.81	*1	Registration Rights Agreement, dated as of October 25, 2010, by and among Avatar Holdings Inc., JEN I, L.P. and JEN Residential LP (filed as Exhibit 10.83 to Form 10-K for the year ended December 31, 2010 (File No. 001-07395), and incorporated herein by reference).
10.82	*1	Stock Award Agreement, dated as of November 15, 2010, between Avatar Holdings Inc. and Jon M. Donnell (filed as Exhibit 10.1 to Form 8-K dated April 29, 2011 (File No. 001-07395), and incorporated herein by reference).
10.83	*1	Stock Award Agreement, dated as of October 25, 2010, between Avatar Holdings Inc. and Joseph Carl Mulac, III (filed as Exhibit 10.2 to Form 8-K dated April 29, 2011 (File No. 001-07395), and incorporated herein by reference).
10.84	*1	Amended and Restated 1997 Incentive and Capital Accumulation Plan (2011 Restatement) (filed as Exhibit 10.1 to Form 8-K dated June 7, 2011 (File No. 001-07395), and incorporated herein by reference).
10.85	*1	Amended and Restated 2005 Executive Incentive Compensation Plan (2011 Restatement) (filed as Exhibit 10.2 to Form 8-K dated June 7, 2011 (File No. 001-07395), and incorporated herein by reference).

Exhibits:		
10.86	*1	Separation Agreement, dated June 15, 2011, by and between Avatar Holdings Inc. and Jon Donnell (filed as Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference).
10.87	*1	Employment Agreement, dated as of June 15, 2011, by and between Avatar Holdings Inc. and Allen J. Anderson (filed as Exhibit 10.6 to Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference).
10.88	*1	First Amendment, dated as of August 8, 2011, to the Employment Agreement, dated as of June 15, 2011, between Avatar Holdings Inc. and Allen J. Anderson (filed as Exhibit 10.7 to Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference).
10.89	*1	Stock Award Agreement, dated as of June 15, 2011, between Avatar Holdings Inc. and Allen J. Anderson (filed as Exhibit 10.8 to Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference).
10.90	*1	Employment Agreement, dated August 15, 2011, by and among Avatar Holdings Inc., Avatar Properties Inc. and Tina Johnston (filed as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).
10.91	*1	Stock Award Agreement, dated August 15, 2011, by and between Avatar Holdings Inc. and Tina Johnston (filed as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).
10.92	*1	Amended and Restated Employment Agreement, dated September 29, 2011, by and among Avatar Holdings Inc., Avatar Properties Inc. and Carl Mulac (filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).
10.93	*1	Stock Award Agreement, dated September 29, 2011, by and between Avatar Holdings Inc. and Carl Mulac (filed as Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).
10.94	*1	Second Amended and Restated Employment Agreement, dated September 29, 2011, by and among Avatar Holdings Inc., Avatar Properties Inc. and Patricia K. Fletcher (filed as Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).
10.95	*1	Stock Award Agreement, dated September 29, 2011, by and between Avatar Holdings Inc. and Patricia K. Fletcher (filed as Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).
10.96	*1	Amended and Restated Employment Agreement, dated September 29, 2011, by and among Avatar Holdings Inc., Avatar Properties Inc. and Tina Johnston (filed as Exhibit 10.7 to Form 10-Q for the quarter ended September 30, 2011, and incorporated herein by reference).
10.97	1	Amended and Restated Employment Agreement, effective December 31, 2011, by and between Avatar Holdings, Inc. and Allen Anderson (filed herewith).
10.98	1	Stock Award Agreement, dated January 1, 2012, by and between Avatar Holdings, Inc. and Allen Anderson (filed herewith).
10.99	1	Stock Award Agreement, dated January 1, 2012, by and between Avatar Holdings, Inc. and Tina Johnston (filed herewith).
21		Subsidiaries of Registrant (filed herewith).
23.1		Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2		Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1		Certification of Chief Executive Officer required by 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) (furnished herewith).
32.2		Certification of Principal Financial Officer required by 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) (furnished herewith).

Exhibits:

101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema.**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase.**
101.LAB	XBRL Taxonomy Extension Label Linkbase.**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.**

* These exhibits are incorporated by reference and are on file with the Securities and Exchange Commission.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities Act of 1934 and otherwise are not subject liability under those sections.

1 Management contract or compensatory plan or arrangement.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
AV HOMES, INC. AND SUBSIDIARIES
(Dollars in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction/ (Addition)	Balance at End of Period
Year ended December 31, 2011:				
Deducted from asset accounts:				
Deferred gross profit on home site sales	$ 22	$ 2(1)	$ (19)	$ 5
Allowance for doubtful accounts	1,217	421	(130)	1,508
Valuation allowance for deferred tax assets	22,522	68,961(4)	-	91,483
Total	$ 23,761	$ 69,384	$ (149)	$ 92,996
Year ended December 31, 2010:				
Deducted from asset accounts:				
Deferred gross profit on home site sales	$ 22	$ -	$ -	$ 22
Allowance for doubtful accounts	1,192	144(1)	(119) (3)	1,217
Valuation allowance for deferred tax assets	10,419	12,103(4)	-	22,522
Total	$ 11,633	$ 12,247	$ (119)	$ 23,761
Year ended December 31, 2009:				
Deducted from asset accounts:				
Deferred gross profit on home site sales	$ 23	$ -	$ (1) (1)	$ 22
Allowance for doubtful accounts	747	499(2)	(54) (3)	1,192
Valuation allowance for deferred tax assets	19,567	(9,148) (4)	-	10,419
Total	$ 20,337	$ (8,649)	$ (55)	$ 11,633

(1) (Credit) charge to operations as an (increase) decrease to revenues.

(2) Charge to operations as an increase to real estate expenses.

(3) Uncollectible accounts written off.

(4) In accordance with ASC 740, Avatar evaluates its deferred tax assets quarterly to determine if valuation allowances are required. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. During 2008, we established a valuation allowance against our deferred tax assets. Based on our evaluation during the year ended December 31, 2008, we recorded an additional valuation allowance against the deferred tax assets generated as a result of our net loss during the year ended December 31, 2008. Our cumulative loss position over the evaluation period and the uncertain and volatile market conditions provided significant evidence supporting the need for a valuation allowance. During the first nine months of 2009, we recognized an increase of $9,522 in the valuation allowance. However due to the new federal tax legislation as discussed above, we decreased the valuation allowance for the year ended December 31, 2009 by $9,148. As of December 31, 2009, our deferred tax asset valuation allowance was $10,419. During the year ended December 31, 2010 we recognized an increase of $12,103 in the valuation allowance. As of December 31, 2010, our deferred tax asset valuation allowance was $22,522. During the year ended December 31, 2011 we recognized an increase of $68,961 in the valuation allowance. As of December 31, 2011, our deferred tax asset valuation allowance was $91,483. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AV HOMES, INC.

Dated: March 26, 2012	By: /s/ Allen J. Anderson Allen J. Anderson, Director, President, and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: March 26, 2012	By: /s/ Allen J. Anderson Allen J. Anderson, Director, President, and Chief Executive Officer (Principal Executive Officer)
Dated: March 26, 2012	By: /s/ Tina M. Johnston Tina M. Johnston, Vice President, Principal Financial Officer and Principal Accounting Officer
Dated: March 26, 2012	By: /s/ Joshua Nash Joshua Nash, Director and Chairman of the Board
Dated: March 26, 2012	By: /s/ Paul D. Barnett Paul D. Barnett, Director
Dated: March 26, 2012	By: /s/ Roger W. Einiger Roger W. Einiger, Director
Dated: March 26, 2012	By: /s/ Reuben S. Leibowitz Reuben S. Leibowitz, Director
Dated: March 26, 2012	By: /s/ Joel M. Simon Joel M. Simon, Director

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Allen J. Anderson, certify that:

1. I have reviewed this annual report on Form 10-K of AV Homes, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2012

/s/ Allen J. Anderson
Allen J. Anderson
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Tina M. Johnston, certify that:

1. I have reviewed this annual report on Form 10-K of AV Homes, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2012

/s/ Tina M. Johnston
Tina M. Johnston
Vice President, Principal Financial Officer and
Principal Accounting Officer

EXHIBIT 32.1

Certification Required by 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

I, Allen J. Anderson, as President and Chief Executive Officer of AV Homes, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

(1) the accompanying Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Report"), filed with the U.S. Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 26, 2012

/s/ Allen J. Anderson
Allen J. Anderson
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

Certification Required by 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

I, Tina M. Johnston, as Vice President, Principal Financial Officer and Principal Accounting Officer of AV Homes, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

(1) the accompanying Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Report"), filed with the U.S. Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 26, 2012

/s/ Tina M. Johnston
Tina M. Johnston
Vice President, Principal Financial Officer and
Principal Accounting Officer

COMPARISON 5-YEAR CUMULATIVE TOTAL RETURN AMONG AV HOMES, INC., NASDAQ MARKET INDEX AND MORNINGSTAR GROUP INDEXES

The following graph provides a comparison of the cumulative total returns based on an investment of $100 after the close of the market on December 31, 2006 in AV Homes' Common Stock, The Nasdaq Market Index, the Morningstar Residential Construction Industry Group and the Morningstar Real Estate - General Industry Group for the periods indicated. In each case assuming reinvestment of any dividends.



120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
AV Homes, Inc.
NASDAQ Market Index
Morningstar Residential Construction Group
Morningstar Real Estate - General Group

	2006	2007	2008	2009	2010	2011
AV Homes, Inc.	100.00	51.74	32.81	21.04	24.52	8.89
NASDAQ Market Index	100.00	110.65	66.42	96.54	114.06	113.16
Morningstar Residential Construction Industry Group	100.00	47.45	30.00	39.46	41.60	34.03
Morningstar Real Estate - General Industry Group	100.00	99.82	45.22	65.56	84.87	69.18

AV HOMES, INC.
GENERAL INFORMATION

BOARD OF DIRECTORS

Joshua L. Nash (1) (4)
Chairman of the Board, AV Homes, Inc.
Managing Member, ODAV LLC
President, Ulysses Management, L.L.C.
General Partner, Ulysses Partners, L.P.

Allen J. Anderson (1)
President, Chief Executive Officer and Director
AV Homes, Inc.

Paul D. Barnett (2) (3)
Managing Director
Ulysses Management LLC

Roger W. Einiger (1) (2) (4)
President
Hardscrabble Advisors, LLC

Reuben S. Leibowitz
Managing Director
JEN Partners, LLC

Joel M. Simon (2) (3)
Partner and Principal
XRoads Solutions Group, LLC

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(1) *Members of Executive Committee.*

(2) *Members of Audit Committee.*

(3) *Members of Nominating and Corporate Governance Committee.*

(4) *Members of Compensation Committee.*

EXECUTIVE OFFICERS

Allen J. Anderson
President, Chief Executive Officer, and Director
AV Homes, Inc.

Patricia K. Fletcher, Esq.
Executive Vice President, General Counsel, and Corporate Secretary

Joseph Carl Mulac, III
Executive Vice President

Tina M. Johnston
Vice President, Principal Financial Officer, and Principal Accounting Officer

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SHARES LISTED
The Nasdaq Stock Market, Inc.
Symbol "AVHI"

2012 ANNUAL MEETING OF STOCKHOLDERS
8:00 a.m., July 24, 2012
FireSky Resort
4925 North Scottsdale Road
Scottsdale, Arizona 85251

TRANSFER AGENT AND REGISTRAR
Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
Toll Free: 1-800-850-3132
TDD for hearing Impaired: 800-231-5469
Foreign Shareowners: 201-680-6578
TDD Foreign Shareowners: 201-680-6610
Web Site address:
www.bnymellon.com/shareowner/equityaccess

STOCKHOLDER INFORMATION CONTACT
Ken Plonski
Vice President of Communications
395 Village Drive
Kissimmee, Florida 34759
Telephone: 863-427-7126

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, Miami, FL

Filings with the Securities and Exchange Commission are also available through AV Homes' web site at www.avhomesinc.com

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Special Note Regarding Forward-Looking Statements:

Certain statements in this annual report to stockholders constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, those described herein under the caption "Forward-Looking Statements" and other factors as are described in greater detail in AV Homes' filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

AV HOMES, INC.
395 VILLAGE DRIVE
KISSIMMEE, FLORIDA 34759
(863) 427-7180

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On July 24, 2012

To the Stockholders of AV Homes, Inc.:

The Annual Meeting of Stockholders of AV Homes, Inc. ("AV Homes" or the "Company") will be held at the FireSky Resort located at 4925 North Scottsdale Road, Scottsdale, Arizona 85251 on July 24, 2012, at 8:00 a.m. local time, for the following purposes:

1. To elect six directors.

2. To approve the appointment of Ernst & Young LLP as independent registered public accounting firm for AV Homes for the year ending December 31, 2012.

3. To transact such other business as properly may come before the meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on June 6, 2012 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or adjournments thereof.

Please mark your proxy if you wish to attend the Annual Meeting in order that adequate preparations may be made. A meeting attendance card will be mailed promptly to you to facilitate your attendance.

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE POSTAGE-PREPAID ENVELOPE PROVIDED FOR YOUR CONVENIENCE. YOU MAY ALSO VOTE VIA INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD.

By Order of the Board of Directors,

/s/ Patricia K. Fletcher
Patricia K. Fletcher
Executive Vice President, General Counsel, and
Secretary

Dated: June 22, 2012

YOU CAN VOTE IN ONE OF FOUR WAYS:

(1) Visit the Web site noted on your proxy card to vote **via the Internet**;

(2) Use the telephone number on your proxy card to vote **by telephone**;

(3) Sign, date, and return your proxy card in the enclosed envelope to vote **by mail**; or

(4) Attend the meeting **in person**.

TABLE OF CONTENTS

AV HOMES, INC.
395 VILLAGE DRIVE
KISSIMMEE, FLORIDA 34759
(863) 427-7180

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held On July 24, 2012

This Proxy Statement and the enclosed form of proxy are furnished to the stockholders of AV Homes, Inc., a Delaware corporation ("AV Homes" or the "Company"), in connection with the solicitation of proxies by and on behalf of the Board of Directors of AV Homes for use at the Annual Meeting of Stockholders to be held at the FireSky Resort located at 4925 North Scottsdale Road, Scottsdale, Arizona 85251 on July 24, 2012, at 8:00 a.m. local time (the "Annual Meeting").

This Proxy Statement and the form of proxy enclosed herewith, and the accompanying Annual Report of AV Homes for the fiscal year ended December 31, 2011, including financial statements, are first being mailed on or about June 22, 2012, to stockholders of record on the close of business on June 6, 2012.

PURPOSES OF THE MEETING

At the Annual Meeting, stockholders will consider and vote upon the following matters:

1. To elect six directors.

2. To approve the appointment of Ernst & Young LLP as independent registered public accounting firm for AV Homes for the year ending December 31, 2012.

3. To transact such other business as properly may come before the meeting, or any adjournment or adjournments thereof.

VOTING RIGHTS AND PROXY INFORMATION

Record Date; Voting Rights

Pursuant to the By-Laws of AV Homes, the Board of Directors has fixed the close of business on June 6, 2012 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment or adjournments thereof.

At the close of business on June 6, 2012, 13,314,930 shares of Common Stock, $1.00 par value, of AV Homes ("Common Stock"), which constitutes the only class of voting securities of AV Homes, were outstanding and entitled to vote. For each share of Common Stock held of record on the close of business on June 6, 2012, stockholders are entitled to one vote, except in regard to the election of directors, for which there will be cumulative voting as described under the heading "Election of Directors." In accordance with AV Homes' By-Laws, the holders of a majority of the outstanding shares of Common Stock, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

Proxies

When a proxy is received, properly executed, in time for the Annual Meeting, the shares represented thereby will be voted at the meeting as directed. Shares represented by valid proxies which do not contain voting instructions will be voted: (1) FOR the election as directors of AV Homes the six nominees named herein, (2) FOR approval of the appointment of Ernst & Young LLP as independent registered public accounting firm for AV Homes for the year ending December 31, 2012, and (3) in connection with the transaction of such other business as properly may come before the meeting in accordance with the judgment of the person or persons voting the proxy. Any stockholder who executes a proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to the Secretary of AV Homes. In addition, a stockholder who attends the meeting may vote in person, thereby cancelling any proxy previously given by such stockholder.

If you are the beneficial owner of shares held for you by a bank, broker or other holder of record and do not return your voting instructions, the broker or other nominee may vote your shares solely with respect to such matters for which the broker or other nominee has discretionary authority. Under applicable rules, brokers have discretionary authority to vote on routine matters, which includes the approval of the appointment of the independent registered public accounting firm. Brokers will not have the discretion to vote on any of the other matters to come before the Annual Meeting.

Nominees for director will be elected by a plurality of the votes cast (i.e., the highest number of votes cast) at the Annual Meeting by the holders of Common Stock present in person or by proxy and entitled to notice of, and to vote at, the Annual Meeting. Consequently, only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality. Withheld votes and broker non-votes will have no effect on the election of directors.

The affirmative vote of a majority of the shares of Common Stock present in person or by proxy and entitled to notice of, and to vote at, the Annual Meeting is necessary to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for AV Homes for the year ending December 31, 2012. Abstentions will have the same effect as votes against such proposal because the shares are considered present at the meeting but are not affirmative votes.

If you plan to attend the meeting, please mark the box provided on your proxy card so that we may send you an attendance card. Stockholders who have beneficial ownership of Common Stock that is held by a bank or broker should bring account statements or letters from their banks or brokers indicating that they owned Common Stock on June 6, 2012. Stockholders also may obtain an attendance card by submitting a written request to the Secretary of AV Homes.

PRINCIPAL STOCKHOLDERS AND SECURITY OF MANAGEMENT

Principal Stockholders

The following table sets forth, as of June 6, 2012, unless noted otherwise, information with respect to each person or entity known by the Board of Directors to be the beneficial owner of more than 5% of the outstanding Common Stock. Except as otherwise indicated, all shares are owned directly.

Name of Beneficial Owner	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
ODAV LLC	One Rockefeller Plaza 20th Floor New York, NY 10020	2,107,763(1)(2)	15.8%
JEN Partners, LLC	551 Madison Avenue New York, NY 10022	1,050,572(3)	7.9%
First Manhattan Co.	437 Madison Avenue New York, NY 10022	1,248,158(4)	9.4%
Dimensional Fund Advisors LP	Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	795,926(5)	6.0%
Leon Levy Foundation	One Rockefeller Plaza 20th Floor New York, NY 10020	706,426(6)	5.3%

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(1) Does not include shares owned by Joshua Nash, who is Chairman of the Board of Directors of AV Homes and is sole member of Joshua Nash II LLC, the managing member of ODAV LLC, a Delaware limited liability company ("ODAV"), formed in September 2003 to hold the common stock owned by Odyssey Partners, L.P. Joshua Nash has the sole power to vote and dispose of the shares of common stock beneficially owned by ODAV and, accordingly, may be deemed to own beneficially the common stock owned by ODAV. Joshua Nash has expressly disclaimed any such beneficial ownership (within the meaning of Exchange Act Rule 13d-3(d)(1)) which exceeds the proportionate interest in the common stock which he may be deemed to own as a member of ODAV. AV Homes has been advised that no other person exercises (or may be deemed to exercise) any voting or investment control over the common stock owned by ODAV. Joshua Nash's ownership of common stock is indicated in the table included in "Security Ownership of Directors and Management."

(2) By virtue of its present common stock ownership, ODAV may be deemed to be a "control" person of AV Homes within the meaning of that term as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

(3) Based upon Schedule 13D, filed on November 4, 2010, JEN Partners, LLC ("JEN"), a Delaware limited liability company, and Reuben S. Leibowitz, a member of the Board of Directors of AV Homes, and the sole managing member of JEN, are deemed to beneficially own 630,343 shares and 420,229 shares, respectively, of restricted common stock of AV Homes held by JEN I, L.P. ("JEN I"), a Delaware limited partnership, and JEN Residential LP ("JEN Residential"), a Delaware limited partnership. JEN is the general partner and Mr. Leibowitz is a limited partner of JEN I and JEN Residential. Shares held by JEN I and JEN Residential were issued upon the acquisition by API of a portfolio of real estate assets in Arizona and Florida from entities affiliated with JEN (the "JEN Transaction"). JEN I, JEN and Mr. Leibowitz may be deemed to share voting and dispositive power over the shares held by JEN I; and JEN Residential, JEN and Mr. Leibowitz may be deemed to share voting and dispositive power over the shares held by JEN Residential. For further information regarding the JEN Transaction, see "Certain Relationships and Related Party Transactions."

(4) Based upon information set forth in Amendment No. 4 to Schedule 13G, filed on February 14, 2012, First Manhattan Co. ("FMC") (a registered investment adviser) is deemed to beneficially own 1,248,158 shares, of which FMC has sole voting and dispositive power with respect to 70,395 shares, shared voting power with respect to 1,111,184 shares, and shared dispositive power with respect to 1,177,763 shares.

(5) Based upon information set forth in Amendment No. 5 to Schedule 13G, filed on February 14, 2012, Dimensional Fund Advisors LP ("DFA") (a registered investment advisor) is deemed to beneficially own 810,581 shares by virtue of its service as investment advisor to four investment companies and investment manager to certain other commingled group trusts and separate accounts, none of which, to DFA's knowledge, holds 5% or more of the Common Stock. DFA has sole voting power with respect to 776,025 shares and sole dispositive power with respect to 795,926 shares, and disclaims beneficial ownership of such shares.

(6) Based upon information set forth in Schedule 13G, filed April 26, 2007, Shelby White and Elizabeth Moynihan, trustees of the Leon Levy Foundation (the "Foundation"), may be deemed to beneficially own the shares owned by the Foundation for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Foundation, Shelby White and Elizabeth Moynihan have shared voting and dispositive power over the shares, and beneficial ownership of such shares is disclaimed by Shelby White and Elizabeth Moynihan.

Management

The following table sets forth, as of June 6, 2012, information with respect to the outstanding shares of Common Stock owned beneficially by each current director, each of the Named Executive Officers identified herein under the caption "Summary Compensation Table," and all current directors and executive officers of AV Homes as a group. Except as otherwise indicated, all shares are owned directly.

Name or Group	Shares Owned Directly and Indirectly (1)	Options Exercisable and RSUs and Stock Units Convertible within 60 Days (2)	Total Beneficial Ownership	Percent of Class(3)
Allen J. Anderson	57,105	0	57,105(4)	*
Paul D. Barnett	8,055	6,807	14,862	*
Roger W. Einiger	16,315	8,766	25,081	*
Reuben S. Leibowitz	1,051,467	0	1,051,467(5)	7.9%
Joshua Nash	2,158,978	7,093	2,166,071(6)	16.3%
Joel M. Simon	3,715	4,355	8,070(7)	*
Patricia K. Fletcher	11,968	0	11,968	*
Joseph Carl Mulac, III	6,295	0	6,295	*
Tina M. Johnston	0	0	0	—
Jon M. Donnell	15,691	0	15,691(8)	*
Michael Rama	184	0	184(9)	—
All current directors and executive officers as a group (consisting of 9 persons)	3,313,898	27,020	3,340,918	25.0%

* Represents less than one percent.

(1) The information as to securities owned by directors and executive officers was furnished to AV Homes by such directors and executive officers.

(2) Includes for each non-management director 895 restricted stock units ("RSUs") awarded as additional compensation on June 2, 2011, which RSUs become convertible into an equal number of shares of Common Stock upon the earlier of the first anniversary of the date of the award or the date immediately preceding the 2012 Annual Meeting of Stockholders. Also includes Stock Units representing deferred directors' fees, which Stock Units become issuable as shares of Common Stock at the earlier of a date designated by the individual director or the date of the individual's separation from service as a director. (See "Directors' Compensation.")

(3) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage of shares owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. On June 6, 2012, there were 13,314,930 shares of Common Stock outstanding.

(4) Mr. Anderson has an indirect, contingent net profits interest in shares issued to JEN I, L.P. and JEN Residential, LP, the amount of which is currently indeterminable. (See "Certain Relationships and Related Party Transactions.")

(5) Mr. Leibowitz is the sole managing member of JEN Partners, LLC ("JEN"). JEN and Mr. Leibowitz are deemed to beneficially own 630,343 shares and 420,229 shares, respectively, of restricted Common Stock of AV Homes held by JEN I, L.P. and JEN Residential, LP. (See Note (3) to the preceding table included in "Principal Stockholders.") Mr. Leibowitz also received 895 RSUs.

(6) Includes 895 RSUs and 7,093 Stock Units and 2,107,763 shares owned by ODAV. Mr. Nash is the sole member of Joshua Nash II LLC, the managing member of ODAV and, therefore, may be deemed to own beneficially the shares of Common Stock owned by ODAV. See Notes(1) and (2) to the preceding table included in "Principal Stockholders."

(7) Shares owned directly by Mr. Simon are held in a margin account and may be, or may become, pledged as security for the account.

(8) Mr. Donnell resigned as an officer of AV Homes on June 15, 2011. The ownership represented in this table is based on Mr. Donnell's Form 4, filed on June 27, 2011.

(9) Mr. Rama resigned as an officer of AV Homes on August 12, 2011. The ownership represented in this table is based on Mr. Rama's Form 4 filed on December 8, 2010.

CORPORATE GOVERNANCE AND CODES OF BUSINESS CONDUCT AND ETHICS

Corporate Governance Guidelines and Principles

The Board of Directors has adopted Corporate Governance Guidelines and Principles as a component of the flexible governance framework within which the Board, assisted by its committees, directs AV Homes' affairs. The Corporate Governance Guidelines and Principles, which define the role of the Board of Directors, are available on AV Homes' website at www.avhomesinc.com.

Director Independence

The Board of Directors has determined that all members of Board of Directors during the year ended December 31, 2011 and all current members of the Board of Directors, which represent all nominees for election at the Annual Meeting, meet the qualification standards set forth in AV Homes' Corporate Governance Guidelines and Principles and meet the independence criteria under the rules and regulations of The Nasdaq Stock Market, Inc. ("Nasdaq"), except for Allen J. Anderson, President and Chief Executive Officer, and Reuben S. Leibowitz. In making such determination, the Board of Directors considered relevant facts regarding such directors, in particular that each director determined to be independent does not have a material relationship with AV Homes, either directly (other than as a director and/or stockholder) or as a stockholder, director, officer, partner or affiliate of an organization that has a relationship with AV Homes. The Board of Directors has further determined that all current members of the Audit Committee meet the more stringent independence requirements of the Securities and Exchange Commission (the "SEC") and Nasdaq for Audit Committee membership.

Board Leadership Structure

AV Homes' Board of Directors determined to separate the positions of Chairman of the Board and Chief Executive Officer because the functions and responsibilities of the positions are different. The Chairman of the Board is a senior principal of the Company's largest stockholder. He represents the interests of all of the Company's stockholders from a global strategy perspective. The Chairman of the Board does not oversee the day-to-day business of the Company.

The Chief Executive Officer is primarily involved in developing AV Homes' business strategy and is in charge of the Company's day-to-day operations. The Chief Executive Officer works full time in (i) creating and implementing the Company's business plan, (ii) directing the Company's business, and (iii) managing the Company's real estate and home-building activities. He supervises the staff and makes decisions regarding marketing, products offered and construction.

AV Homes' Board of Directors has determined that having a Chief Executive Officer with home-building industry experience as a member of the Board gives the Board insight as to the Company's strategic plans and provides the Board with a current perspective with respect to the home-building industry and the Company's operations. In addition, the Board has determined that in order to attract and retain a highly qualified individual as Chief Executive Officer, it is important that such individual also be a member of the Board.

Board's Role in Risk Oversight

The role of the Board of Directors with respect to risk is substantially that of oversight. Day-to-day risk management is the responsibility of the Company's management, overseen by the Audit Committee of the Board, which meets regularly with financial, operational, legal and corporate governance management of the Company. The Audit Committee reports regularly to the full Board at meetings which are also attended by financial, operational, legal and corporate governance management.

Compensation Risks

Management and the Compensation Committee have considered and discussed risks inherent in our business and compensation arrangements and have concluded that the risks associated with our compensation practices and policies are not likely to have a material adverse effect on the Company. The process by which that determination was made was a review by senior management of the nature of the types and amounts of compensation received by the various classes of employees and an analysis of whether those types or amounts of compensation received by various employees were likely to increase or decrease any risk to the Company.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees of AV Homes and a Supplemental Code of Ethics for the Chief Executive Officer, Principal Financial Officer and other Senior Financial Officers. These Codes of Business Conduct and Ethics are available on AV Homes' website at www.avhomesinc.com.

Related Person Transaction Policy

To supplement the broader provisions of AV Homes' Code of Business Conduct and Ethics, the Board of Directors has adopted a policy and procedures for review and approval or ratification by the Audit Committee of transactions in which the Company participates and a "related person" has a material direct or indirect interest. A "related person" means: each director and executive officer of the Company; any director nominee; any greater than five percent stockholder; any immediate family member of any of the foregoing; and any company or another entity that employs or is controlled by any of them, or in which any of them have a material ownership or financial interest.

Generally under the policy, any director, executive officer or nominee who intends to enter into a related person transaction, and any employee of the Company who intends to cause the Company to enter into a related person transaction, is required to disclose all material facts regarding the proposed transaction to the Audit Committee.

The transaction will be reviewed by the Audit Committee and, in its discretion, approved or ratified. In connection with approving or ratifying a transaction, the Audit Committee considers, in light of the relevant facts and circumstances, whether or not the transaction is in, or not inconsistent with, the best interests of the Company. Thus, it may consider many factors, such as the relationship of the related person with the Company, the materiality or significance of the transaction to the Company and the related person, the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to the Company on an arm's-length basis, and the impact of the transaction on the Company's business and operations. The related person transaction policy is available on AV Homes' website at www.avhomesinc.com.

Certain Relationships and Related Party Transactions

In October 2010, AV Homes and its wholly-owned subsidiary Avatar Properties Inc. ("API") as purchaser, entered into agreements whereby API acquired a portfolio of real estate assets in Arizona and Florida from entities affiliated with JEN Partners, LLC ("JEN"), a Delaware limited liability company (the "JEN Transaction"). The purchase price approximated $33,600,000 in cash, including approximately $3,600,000 reimbursement of development, construction and operating expenditures from August 1, 2010 to the date of closing, October 25, 2010; $20,000,000 in restricted shares of AV Homes' Common Stock (1,050,572 shares); and $12,000,000 of notes divided equally into two $6,000,000 notes, one with a one-year maturity and the other with a two-year maturity (the "JEN Notes"). The purchase price may also include the issuance of up to an additional 420,168 shares of Common Stock, depending upon the achievement by December 31, 2014 of certain agreed upon metrics related to CantaMia, the acquired active adult community located in Goodyear, Arizona.

In the JEN Transaction, 630,343 restricted shares of AV Homes' Common Stock were issued to JEN I, L.P. ("JEN I"), a Delaware limited partnership, and 420,229 restricted shares were issued to JEN Residential LP ("JEN Residential"), a Delaware limited partnership, all of which shares are subject to a two-year lock up agreement.

In connection with the JEN Transaction, on October 25, 2010, two members of JEN, Reuben S. Leibowitz and Allen J. Anderson, were elected to AV Homes' Board. Mr. Leibowitz is sole managing member of JEN.

JEN is the general partner and Mr. Leibowitz is a limited partner of JEN I and JEN Residential. Mr. Anderson is a managing director of JEN.

Joshua Nash, the Chairman of the Board of Directors of AV Homes, and Paul Barnett, a member of AV Homes' Board of Directors, in the aggregate own a 1.5% indirect limited partnership interest in the JEN affiliates from which API acquired assets. Neither Mr. Nash nor Mr. Barnett voted on the JEN Transaction.

On October 25, 2011 and December 1, 2011, the JEN Notes were paid in full before their maturity.

ELECTION OF DIRECTORS
(Item 1)

At the Annual meeting, six directors are to be elected for the ensuing year and until their respective successors are duly elected and qualified. Stockholders have cumulative voting rights with respect to election of directors. Under cumulative voting, each stockholder is entitled to the same number of votes per share as the number of directors to be elected (or, for purposes of this election, six votes per share). A stockholder may cast all such votes for a single nominee or distribute them among the nominees, as such stockholder wishes, either by so marking his ballot at the meeting, by specific voting instructions sent to AV Homes with a signed proxy, or via Internet or by telephone in accordance with instructions on the proxy card. In connection with the solicitation of proxies, discretionary authority to cumulate votes is being solicited. Unless authority to vote for the nominees for director is withheld, it is the intention of the persons named in the accompanying proxy to vote the proxies in such manner as will elect as directors the nominees named below.

All of the nominees were elected at the June 2, 2011 Annual Meeting of Stockholders. The Board of Directors met eight times during 2011, including the annual meeting of directors held immediately following the 2011 Annual Meeting of Stockholders, and acted one time through a written consent.

The Board of Directors does not contemplate that any of the persons named below will be unable, or will decline, to serve. However, if any of such persons is unable or declines to serve, the persons named in the accompanying proxy may vote for another person or persons in their discretion.

The following paragraphs set forth information with respect to each nominee for director, including positions currently held, prior occupation and business experience for more than the past five years. In concluding an individual should be recommended to serve as a director, the Nominating and Corporate Governance Committee considers each person's business and professional skills and experience, qualifications and attributes, as well as personal integrity and judgment. Although it does not have a formal diversity policy, the Committee considers, among other attributes, diversity of gender, professional experience and skills of the individuals to be recommended to the Board for nomination for election to the Board. Except as otherwise indicated, the following nominees have not been principally employed by any subsidiary or affiliate of AV Homes. There are no family relationships between any nominee, director or executive officer of AV Homes.

Allen J. Anderson, Director since October 2010

Mr. Anderson, 60, has served as our Chief Executive Officer and President since June 2011, and as a member of our Board of Directors since October 2010. Mr. Anderson has been Managing Director of JEN Partners LLC, a private equity firm, since July 2007. He was formerly director and Co-Founder, and served as a member of the Compensation Committee of the Board of Directors of Recurrent Energy Inc., a solar power company from June 2005 to July 2007. Mr. Anderson's 38 years of real estate, banking and private equity investment experience and 24 years of executive leadership experience, including past service as Chairman and Chief Executive Officer of a publicly-traded company, will contribute substantially as AV Homes seeks to expand its real estate operations. Mr. Anderson was appointed to AV Homes' Board on October 25, 2010, in connection with the JEN Transaction, which is summarized herein under "Certain Relationships and Related Party Transactions."

Paul D. Barnett, Director since May 2007

Mr. Barnett, 51, has been Managing Director at Ulysses Management, LLC, a private investment firm, since February 2005. Prior thereto, he was Managing Principal at Odyssey Investment Partners, LLC, a private investment firm, from 1997 to 2004. From 2001 to August 2005, Mr. Barnett served as Director and Chairman of the Audit Committee of Dresser, Inc. He currently serves on the Board of Managers for Ice House America, LLC, Sentry Security Holdings, LLC, Communications Capital Group, LLC and PresAir, LLC, private Delaware limited liability companies. Mr. Barnett's experience and expertise in investment management, investment banking and the securities markets are valuable assets for AV Homes when seeking financing or raising capital.

Roger W. Einiger, Director since May 2006

Since 2001, Mr. Einiger, 64, has been President of Hardscrabble Advisors, LLC,.a private investment firm since 2005. Previously he spent three decades at Oppenheimer & Co. and its successor companies, most recently serving as Vice Chairman. Following the sale of Oppenheimer in 1997, he served as Vice Chairman of CIBC Oppenheimer Corp., an investment banking and brokerage company, and as a consultant to Canadian Imperial Bank of Commerce until 2001. Mr. Einiger previously served as a Director of BPW Acquisition Corp. and a Director and member of the Audit Committee of NDS Group plc. He also serves as a director or trustee of several philanthropic and academic organizations. During his tenure with Oppenheimer, Mr. Einiger was responsible for finance, operations, technology, legal and compliance, and human resources departments. His diverse background lends valuable insight to AV Homes' Board of Directors and the Audit and Compensation Committees on which he serves.

Reuben S. Leibowitz, Director since October 2010

Mr. Leibowitz, 64, has been Managing Director of JEN Partners, LLC, a private equity firm, since 2005. He serves as a director of Simon Property Group and as Chairman of its Compensation Committee and as a member of its Audit Committee. He also serves as a director of several private companies controlled by or affiliated with JEN Partners. Mr. Leibowitz is an Overseer of the Stern School of Business (NYU) and a member of Hillel's International Board of Governors. He previously served as a director of Chelsea Property, Grubb & Ellis, Lennar, and Pacific Greystone. Mr. Leibowitz's more than 25 years of experience in real estate investment and service as a director of other publicly traded real estate and home building companies make him an asset to the operations and growth of AV Homes' active adult developments and other real estate endeavors. Mr. Leibowitz was appointed to AV Homes' Board of Directors on October 25, 2010, in connection with the JEN Transaction, which is summarized herein under "Certain Relationships and Related Party Transactions."

Joshua Nash, Director since September 2004

Mr. Nash, 50, has been Chairman of the Board of Directors of AV Homes since September 2004. He is the sole member of Joshua Nash II LLC, the managing member of ODAV LLC, a private limited liability company, formed in September 2003 to manage its investment in AV Homes. Mr. Nash has served as President of Ulysses Management, L.L.C., which serves as investment manager to a U.S. partnership and offshore investment fund, since 1997. Mr. Nash has also been General Partner of Ulysses Partners, L.P., a private investment firm, since 1997. He was formerly a General Partner of Odyssey Partners, L.P., a private investment firm, from 1989 until its liquidation in December 2007. For more than six years, Mr. Nash has managed investments, representing assets, including real estate, in excess of $1 billion. His more than 20 years of experience in investment management and his financial interest in AV Homes make him uniquely qualified to serve as AV Homes' Chairman.

Joel M. Simon, Director since May 2004

Mr. Simon, 66, has been Partner and Principal in XRoads Solutions Group, LLC, a national financial advisory and consulting firm, since June 2000. He was formerly Chief Executive Officer and President of Starrett Corporation, from March 1998 to December 1998; Executive Vice President, Chief Operating Officer and Director of Olympia & York Companies (U.S.A.), from 1985 to 1996; and Senior Partner with Margolin, Winer & Evens, LLP, a regional accounting firm, from 1976 to 1984. Mr. Simon also served as a Director, Chairman of the Audit Committee and member of the Compensation Committee of Frederick's of Hollywood Group, Inc. Mr. Simon's extensive financial and operational expertise in many industries, including real estate, make him not only a well-qualified member of AV Homes' Board but also Chairman of, and financial expert for, its Audit Committee.

Vote Required

The affirmative vote of a majority of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required to elect the six individuals named above to the Board of Directors of the Company.

Board Recommendation

The Board of Directors believes that it is in the best interests of AV Homes and its stockholders to elect the six individuals named above to the Board of Directors of the Company and recommends a vote FOR the election of each such individual.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

Certain Committees of the Board

To assist it in carrying out its duties, the Board has established various committees. Current committees and current members thereof are as follows:

Executive Committee	**Audit Committee**	**Nominating and Corporate Governance Committee**	**Compensation Committee**
Joshua Nash(1)	Joel M. Simon(1)	Paul D. Barnett(1)	Roger W. Einiger (1)
Allen J. Anderson	Paul D. Barnett	Joel M. Simon	Joshua Nash
Roger W. Einiger	Roger W. Einiger		

(1) Chairman

Executive Committee

The Executive Committee of the Board has authority to exercise most powers of the full Board in connection with matters which arise during the intervals between meetings of the Board. The Executive Committee did not meet during 2011.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibility to oversee management regarding: (i) the conduct and integrity of AV Homes' financial reporting; (ii) AV Homes' systems of internal accounting and financial and disclosure controls; (iii) the qualifications, engagement, compensation, independence and performance of the independent auditors, their conduct of the annual audit and their engagement for any other services; (iv) AV Homes' legal and regulatory compliance; (v) the application of AV Homes' related person transaction policy; (vi) codes of business conduct and ethics as established by management and the Board; and (vii) the preparation of the Audit Committee Report for inclusion in the annual proxy statement. The Committee may also perform such other tasks as are assigned to it from time to time by the Board. The Committee has the authority to obtain advice and assistance from, and receive adequate resources and funding from AV Homes for, outside counsel, independent auditors or other advisors. The Committee met seven times during the fiscal year ended December 31, 2011. The Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, and is governed by a written charter approved by the Board. The charter is available on AV Homes' website at www.avhomesinc.com.

All members of the Committee have been determined to be independent (see "Director Independence"). The Board has also determined that all members of the Committee are financially literate under Nasdaq's listing standards and Joel M. Simon is the Committee's "audit committee financial expert," as defined in the rules of the SEC and for purposes of Nasdaq's listing standards.

Audit Committee Report

The Audit Committee (the "Committee") has reviewed and discussed AV Homes' audited financial statements for the fiscal year ended December 31, 2011 with management.

The Committee has discussed with Ernst & Young LLP, AV Homes' independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Committee has also received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, the Committee recommended to AV Homes' Board of Directors that its audited financial statements be included in AV Homes' Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

June 14, 2012

AUDIT COMMITTEE

Joel M. Simon, Chairman
Paul D. Barnett
Roger W. Einiger

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in: (i) identifying, screening and reviewing individuals to serve as directors and recommending candidates for nomination for election at the annual meeting of stockholders or to fill Board vacancies; (ii) overseeing AV Homes' policies and procedures for receipt of stockholder suggestions regarding composition of the Board and recommendations of candidates for nomination; (iii) overseeing implementation of AV Homes' Corporate Governance Guidelines and Principles; and (iv) reviewing AV Homes' overall corporate governance and recommending changes when necessary or desirable. The Committee may also perform such additional tasks as assigned to it by the Board. The Committee has the authority to obtain advice and assistance from, and receive adequate resources and funding from AV Homes for, outside counsel, consultants and other advisors. The Committee met three times during the fiscal year ended December 31, 2011.

All members of the Nominating and Corporate Governance Committee have been determined to be independent (see "Director Independence"). The Committee is governed by a written charter approved by the Board. The Charter is available on AV Homes' website at www.avhomesinc.com.

The Nominating and Corporate Governance Committee assesses the appropriate size of the Board, evaluates the membership, and identifies and reviews director nominee candidates. The Committee considers candidates for Board membership based upon various criteria, including their business and professional skills and experience, personal integrity and judgment, commitment to representing the long-term interests of stockholders and availability to participate in Board activities. The Committee will consider candidates suggested by its members, other Board members, management and stockholders, and may, if necessary or appropriate, utilize the services of a professional search firm. In order to be considered, a recommendation from a stockholder must include the stockholder's name and contact information, the candidate's name and contact information, a brief description of the candidate's background and qualifications and a statement by the candidate that he or she is willing and able to serve on the Board. The Committee may also require candidates to provide such other information as it may request.

The Committee reviews periodically and recommends to the Board for approval any changes in the compensation of non-employee directors. The Committee has received advice from the Company's counsel relative to the structure and terms of director compensation. Any equity compensation awards for non-employee directors are administered by the Committee under the Amended and Restated 1997 Incentive and Capital Accumulation Plan (2011 Restatement).

AV Homes' By-Laws establish advance notice procedures with respect to nominations for election of directors for an annual meeting (see "Stockholders' Proposals and Nominations of Board Members").

Compensation Committee

The Compensation Committee assists the Board in overseeing management compensation policies and practices, including the determination and approval of (i) the compensation of the CEO and the Company's other executive officers and (ii) incentive compensation policies and programs and the exercise of discretion in the administration of such programs. It also reviews and discusses with AV Homes' management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in AV Homes' proxy statement and Form 10-K. The recommendation is described in a Compensation Committee Report included in the proxy statement. The Committee may perform such other tasks as assigned to it by the Board. The Committee may delegate any of its responsibilities to a subcommittee comprised solely of one or more of its members so long as such delegation is consistent with law and applicable rules of the SEC and Nasdaq. The Committee has the authority to obtain advice and assistance from the Committee's outside counsel, compensation consultants and other advisors with funding from the Company. The Committee met seven times during the fiscal year ended December 31, 2011.

For further information on the Compensation Committee's processes and procedures for consideration and determination of executive compensation, see the Compensation Discussion and Analysis below. The Compensation Committee is governed by a written charter approved by the Board. The charter sets out in greater detail the specific responsibilities of the Compensation Committee. A current copy of the charter is available on AV Homes' website at www.avhomesinc.com.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during the year ended December 31, 2011 were Milton Dresner, Roger W. Einiger, and Kenneth T. Rosen. Effective February 13, 2012, Messrs. Dresner and Rosen resigned as directors and members of the Compensation Committee and Mr. Nash was appointed as a member of the Compensation Committee. None of these former nor current members of the Compensation Committee has been an executive officer or employee of AV Homes, and none were party to any related person transaction with AV Homes that would require disclosure in this Proxy Statement.

Director Compensation

Compensation of each non-employee director of AV Homes is $52,500 per annum. Each non-employee member of the Executive Committee of AV Homes receives a retainer of $2,000 per annum. Members and the Chairman of the Audit Committee receive additional compensation of $12,000 and $14,000 per annum, respectively. Members and the Chairman of the Nominating and Corporate Governance Committee receive additional compensation of $4,000 and $7,000 per annum, respectively. Members and the Chairman of the Compensation Committee receive additional compensation of $4,000 and $5,000 per annum, respectively.

The Nominating and Corporate Governance Committee adopted a deferral program applicable to non-employee directors. Under the deferral program, non-management directors may elect to defer up to 50% of annual retainer fees, committee fees and/or chairperson fees, for which the director is credited with a number of Stock Units based upon the closing price of the Common Stock on the due date of each payment. The Stock Units become distributable as shares of Common Stock upon the earlier of a date designated by the individual director or the date of the individual's separation from service as a director.

The Nominating and Corporate Governance Committee also determined to grant annual awards of RSUs to all non-employee directors. On June 2, 2011, each non-employee director was awarded 895 RSUs for service as a director for the term beginning June 2, 2011. The RSUs will vest and be converted into an equivalent number of shares of Common Stock upon the earlier of the first anniversary of the date of the award and the date immediately preceding the date of AV Homes' 2012 Annual Meeting of Stockholders, provided that the non-employee director is a member of the Board of Directors on such vesting date. The RSUs will vest immediately upon the death or disability of the non-employee director or upon a change in control of the company. If the non-employee director ceases to be a member of the Board of Directors for any other reason, the RSUs will be forfeited, unless the Board of Directors provides otherwise.

The following table sets forth the retainer, other cash fees and equity compensation received during the fiscal year ended December 31, 2011, by non-management directors.

Name	**Fees Earned or Paid in Cash**	**Stock Awards(2)**	**All Other Compensation(3)**	**Total**
Paul D. Barnett	$ 56,500(1)	$ 14,499	—	$ 70,999
Milton Dresner (4)	63,500	14,499	—	77,999
Roger W. Einiger	70,500(1)	14,499	—	84,999
Reuben S. Leibowitz	53,500	14,499	—	67,999
Joshua Nash	54,500(1)	14,499	—	68,999
Kenneth T. Rosen (4)	73,500	14,499	—	87,999
Joel M. Simon	66,500(1)	14,499	—	80,999
Beth A. Stewart (4)	68,500	14,499	—	82,999

(1) Includes respective amounts of $28,242, $35,238, $27,247 and $16,616 fees to Messrs. Barnett, Einiger, Nash and Simon, respectively, which were deferred during 2011 and represented by Stock Units under the deferral program adopted in June 2005.

(2) Represents for each director the aggregate grant date fair value of 895 RSUs which reflects each director's total stock awards outstanding as of December 31, 2011. The grant date fair value of these RSUs is $16.20 per share, calculated in accordance with FASB ASC Topic 718 by using the closing price of the Common Stock on June 2, 2011, the date of grant.

(3) No non-employee director received other compensation that exceeded $10,000 during Fiscal 2011.

(4) Effective February 13, 2012, Milton H. Dresner, Kenneth T. Rosen and Beth A. Stewart resigned as members of the Board of Directors.

Directors' Attendance

In fiscal year 2011, all of the incumbent directors attended 75% or more of the aggregate of their respective Board and committee meetings.

Directors' Attendance at Annual Meetings of Stockholders

The Board encourages each member of the Board to attend each Annual Meeting of Stockholders, but recognizes that unavoidable circumstances may prevent attendance. All members of the Board who were standing for election or reelection attended the 2011 Annual Meeting of Stockholders.

Communication with the Board of Directors

A stockholder who wishes to communicate with the Board, or specific individual directors, may direct written communication addressed to the Board or such director or directors in care of the Corporate Secretary, AV Homes, Inc. 395 Village Drive, Kissimmee, FL 34759.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In this section of our Proxy Statement we discuss, among other things, the overall objectives of our executive compensation programs and the material elements of compensation awarded to, earned by, or paid to our "Named Executive Officers" (or "NEOs"). We identify the Named Executive Officers in accordance with SEC rules and include each person who in 2011 served as our principal executive officer and our principal financial officer, as well as our other most highly compensated executive officers in 2011. For 2011, our Named Executive Officers were Allen J. Anderson, President and Chief Executive Officer since June 15, 2011; Patricia K. Fletcher, Executive Vice President, General Counsel and Secretary; Joseph Carl Mulac, III, Executive Vice President, and President of our subsidiary, Avatar Properties Inc.; Tina M. Johnston, Vice President, Principal Financial Officer and Principal Accounting Officer since August 15, 2011; Jon M. Donnell, former President and Chief Executive Officer; and Michael Rama, former Controller, Principal Financial Officer, and Principal Accounting Officer.

Following this Compensation Discussion and Analysis ("CD&A"), we present detailed tabular and narrative information concerning the compensation of each of the Named Executive Officers and their employment and other agreements. This detailed information should be read in conjunction with the CD&A.

The compensation of our Named Executive Officers should be understood within the context of our business. We are engaged in the business of homebuilding, community development, and land sales in Florida and Arizona. Our primary business is the development of active adult communities, in conjunction with construction and sales of residences within those communities. We also construct and sell homes in primary residential communities, some of which we developed in prior years. We also engage in a variety of other real estate related activities, such as the operation of amenities and the sale for third-party development of commercial and industrial land. Most of our development projects take many years to conceive, permit, develop and sell. Thus, it may take an extended period of time before a project can be viewed as "profitable" or not.

The compensation of our NEOs, is overseen and determined by the Compensation Committee of our Board of Directors. Each member of the Compensation Committee is independent in accordance with applicable rules of The Nasdaq Stock Market. The Compensation Committee works with the CEO to establish the Company's executive compensation philosophy, policies and programs. The Compensation Committee meets with the CEO annually to discuss his performance, but ultimately decisions regarding his compensation are made solely by the Compensation Committee based on its deliberations.

Objectives of Our Compensation Programs and What They Are Designed To Reward

Our compensation programs are intended to attract and retain executives, to motivate and reward them for achieving the Company's long-term goals, and to align their interests with those of our stockholders.

- In order to retain the services of our executives, our compensation practices should be competitive with those of other employers with whom we compete for talent.
- AV Homes pays for performance. This means that our compensation program is designed to recognize an executive's contribution that has led to the attainment of corporate goals.
- Our compensation program is designed to motivate executives to achieve results in a manner that builds long-term stockholder value. An equity component of total compensation is included to align the interests of the executives with the interests of our stockholders.

How the Various Kinds of Compensation Are Determined and Allocated to Form a Complete Package

The objectives described above are supported by the three primary elements of our compensation program for NEOs: base salaries, annual performance-based cash bonuses, and equity awards. The limited perquisites provided to our NEOs are also available to many of our other employees.

While there are several elements to the compensation program, they are evaluated as a whole by our Compensation Committee in making its compensation determinations. We do not have any specific policies or parameters for allocating between cash and non-cash compensation or with respect to the duration of compensation arrangements. In general, the Compensation Committee has a balanced approach regarding the allocation between cash and non-cash compensation, taking into account our business plan and the responsibilities of the particular executive.

In 2010, the Compensation Committee engaged the services of Mercer LLC for the purpose of reviewing and recommending appropriate compensation arrangements for the positions of President and CEO of the Company and of President of the Company's wholly-owned subsidiary, Avatar Properties Inc. ("API"). Mercer's responsibilities under the engagement were to conduct a review of compensation paid by the Company's competitors for comparable positions and to assist in developing proposals for employment contracts for those positions. The engagement of Mercer by the Committee during 2010 did not raise any conflict of interest since Mercer provided no additional services to the Company during the year. A compensation consultant was not engaged in 2011.

Salaries

Salaries are a necessary part of any compensation program and paying reasonable salaries is an important aspect of attracting and retaining qualified executives. In setting salaries, we have not established any specific target levels based on peer group analyses or benchmarking studies. However, we believe that our market for executive talent is competitive, and we take this into account in the establishment of a total compensation package.

The base salary amounts for the NEOs were established in connection with the negotiation of their respective employment agreements.

Mr. Anderson was appointed President and Chief Executive Officer of AV Homes effective June 15, 2011. In connection with his appointment, Mr. Anderson entered into an employment agreement with AV Homes on June 15, 2011. Pursuant to the employment agreement, Mr. Anderson receives an annual base salary of $360,000.

Ms. Fletcher's annual base salary was reduced from $700,000 to $600,000 effective January 1, 2011. Effective January 1, 2012, Ms. Fletcher's annual base salary was reduced to $300,000. The reduction was offset by the grant of an opportunity to receive performance-conditioned restricted stock units. The goal of these actions was to increase the focus on performance-based compensation, thus more closely aligning Ms. Fletcher's compensation with the interests of our stockholders.

Mr. Mulac's annual base salary was $300,000 for 2011 pursuant to an employment agreement with AV Homes on October 25, 2010, and an amended and restated employment agreement on September 29, 2011.

Ms. Johnston was appointed Vice President, Principal Financial Officer and Principal Accounting Officer effective August 15, 2011. In connection with Ms. Johnston's appointment, Ms. Johnston entered into an employment agreement with AV Homes on August 15, 2011. Pursuant to the employment agreement, Ms. Johnston receives an annual base salary of $175,000.

Mr. Donnell's annual base salary was $500,000 for 2011 pursuant to an employment agreement with AV Homes on November 15, 2010. Mr. Donnell resigned as President and Chief Executive Officer effective June 15, 2011.

Mr. Rama's annual base salary was increased effective January 2, 2011 from $135,000 to $160,000 in connection with his new responsibilities as Principal Financial Officer and Principal Accounting Officer. Mr. Rama resigned as Controller, Principal Financial Officer and Principal Accounting Officer effective August 12, 2011.

In establishing the NEOs' respective salaries, we considered the potentially adverse effects of Section 162(m) of the Internal Revenue Code. See "Tax and Accounting Considerations" below in this CD&A.

Performance-Based Cash and Equity Awards

A significant component of our compensation program for most NEOs is their opportunity to receive performance-based cash or equity awards. We use these awards to motivate executives toward achieving long-term corporate goals that are consistent with AV Homes' business plans. We also use them both to align the executives' interests to those of our stockholders and to retain our executives. Like salary and bonus, we have not established any specific target levels for incentive compensation based on peer group analyses or benchmarking studies. However, we aim to set reasonable awards within the framework of a total compensation package. The specific types of awards (for example, cash or equity) and performance objectives (for example, stock price or gross profit) and periods (for example, annual or multi-year) are tailored for the recipient. In determining amounts of the awards, consideration may be given to numerous factors, including anticipated future results of operations and the executive's anticipated contributions toward achieving such results. Amounts may also be based upon the achievement of specified stock prices and the executive's continued employment through the vesting period. The Compensation Committee has not established a formal policy as to when grants are made. Awards are usually granted at a meeting of the Compensation Committee, and the members of the Compensation Committee may have material non-public information concerning the Company at that time.

Equity Awards

Allen Anderson

On June 15, 2011, pursuant to the terms of the Employment Agreement, Mr. Anderson was granted an award of 90,000 restricted shares of common stock of AV Homes under the Amended and Restated 1997 Incentive and Capital Accumulation Plan (2011 Restatement) (the "Incentive Plan"), which restricted shares will vest to the extent certain performance goals are met by December 31, 2011. The performance goals to be achieved during 2011 were: (A) the identification of, and submission to the Board of a plan for the disposition of, material non-core assets of the Company; (B) the commencement of a plan for a material reduction in general administrative and overhead costs; (C) the submission to the Board of a strategic plan for the Company to achieve positive cash flows and earnings; and (D) the commencement of the relocation of the Company's corporate offices (including the leasing of new space and a plan for the disposition of the premises in Coral Gables). The Compensation Committee determined that these performance goals were met and accelerated the vesting of the 90,000 restricted shares of common stock on December 20, 2011.

On January 1, 2012, Mr. Anderson was granted an aggregate of 320,000 restricted shares of AV Homes common stock under the Incentive Plan. The award vests in three tranches based on the achievement of performance goals for 2012 as set forth below. The first tranche, the second tranche and the third tranche, as defined below, will vest as follows:

a) the first tranche of 64,000 shares of restricted stock will vest on June 30, 2012 to the extent that the Compensation Committee determines that the following goals have been achieved by the end of the period from January 1, 2012 through June 30, 2012:

    i) a material reduction in general administrative and overhead costs as compared to the general administrative and overhead costs for the six-month period ending June 30, 2011;

    ii) the approval of the board of, and the commencement of the implementation of, a strategic plan for AV Homes to achieve positive cash flows and earnings; and

iii) the completion of the relocation of AV Homes' corporate offices.

b) the second tranche of 128,000 shares of restricted stock will vest on June 30, 2013 to the extent that the Compensation Committee determines that the following goals have been achieved by the end of the period from July 1, 2012 through June 30, 2013:

i) the closing of the sale of material non-core assets of AV Homes;

ii) the submission to, and approval by, the Board of a plan for AV Homes to return to profitability by December 31, 2013; and

iii) the investment, or commitment, of at least 50% of cash available for long-term investments.

c) the third tranche of 128,000 shares of restricted stock will vest on June 30, 2014 to the extent that the Compensation Committee determines that the following goals have been achieved by the end of the period from July 1, 2013 through June 30, 2014:

i) the continued successful implementation of the strategic plan; and

ii) AV Homes' return to profitability by December 31, 2013.

The Compensation Committee will determine in good faith whether and to what extent the goals for each tranche have been achieved within 15 days following each term described below.

Patricia K. Fletcher

On September 29, 2011, Ms. Fletcher was granted 147,000 restricted shares of AV Homes common stock under the Incentive Plan. The vesting schedule of the restricted shares is as follows:

(i) except as set forth below regarding Ms. Fletcher's termination, an aggregate of 120,000 restricted shares of AV Homes common stock shall vest, and all restrictions on such vested shares shall lapse as follows:

(A) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $20.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012);

(B) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes invests $100 million or more (in the aggregate) for new assets, including through a merger, acquisition or other corporate transaction (but only if such event occurs prior to December 31, 2013);

(C) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $24.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and

(D) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes first becomes profitable after January 1, 2012 (but only if such event occurs prior to the end of fiscal year 2015); and

(ii) an aggregate of 27,000 restricted shares will vest as follows:

(A) 9,000 restricted shares on December 31, 2012;

(B) 9,000 restricted shares on December 31, 2013; and

(C) 9,000 restricted shares on December 31, 2014, so long as, in each case, Ms. Fletcher remains continuously employed through each applicable December 31st period.

Joseph Carl Mulac, III

On September 29, 2011, the 180,000 shares of restricted common stock granted to Mr. Mulac on October 25, 2010 were cancelled and Mr. Mulac was granted 156,000 restricted shares of AV Homes common stock under the Incentive Plan on September 29, 2011. The vesting schedule of the restricted shares is as follows:

(i) except as set forth below regarding Mr. Mulac's termination, an aggregate of 120,000 restricted shares of AV Homes common stock shall vest, and all restrictions on such vested shares shall lapse as follows:

(A) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $20.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012);

(B) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes invests $100 million or more (in the aggregate) for new assets, including through a merger, acquisition or other corporate transaction (but only if such event occurs prior to December 31, 2013);

(C) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $24.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and

(D) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes first becomes profitable after September 29, 2011 (but only if such event occurs prior to the end of fiscal year 2015); and

(ii) an aggregate of 36,000 restricted shares will vest as follows:

(A) 9,000 restricted shares on December 31, 2011;

(B) 9,000 restricted shares on December 31, 2012;

(C) 9,000 restricted shares on December 31, 2013; and

(D) 9,000 restricted shares on December 31, 2014, so long as, in each case, Mr. Mulac remains continuously employed through each applicable December 31st period.

Tina Johnston

On August 15, 2011, Ms. Johnston was granted 25,000 restricted shares of AV Homes common stock under the Incentive Plan. The vesting schedule of the restricted shares is as follows: (i) on December 31, 2012, and on December 31 of each of the three years thereafter, a number of restricted shares shall vest, and all restrictions on such vested shares shall lapse, such number to be equal to (A) 1,250, multiplied by (B) the performance targets percentage for the applicable year; (ii) 5,000 restricted shares will vest on the December 31 of the year in which the price per share of Common Stock equals or exceeds $20 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012); (iii) 7,500 restricted shares will vest on the December 31 of the year in which the price per share of Common Stock equals or exceeds $24 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and (iv) 7,500 restricted shares will vest on the December 31 of the year in which AV Homes first becomes profitable after August 15, 2011 (but only if such event occurs prior to the end of fiscal year 2015).

Cash Performance-Based Awards

Pursuant to Ms. Fletcher's, Mr. Mulac's and Ms. Johnston's employment agreement, the executive officer is eligible to receive a performance-based cash award, which shall be targeted at a percentage of their annual base salary (the "Target Bonus"). The percentage of annual base salary for the named executive officers is as follows: Ms. Fletcher – 100%; Mr. Mulac – 100%; Ms. Johnston – 50%. The amount of the bonus will depend upon the level of Performance Targets (as defined below) that are achieved by AV Homes. "Performance Targets" means the objective performance goals (which determine 75% of the bonus) and subjective performance goals (which determine 25% of the bonus) that are established by the Compensation Committee of the Board of Directors of AV Homes, on or before the end of the first quarter of the calendar year to which such Performance Targets relate. With respect to the determination of the bonus under the employment agreements: (i) if 100% of the Performance Targets are achieved in a given year, the named executive officer will be paid a bonus equal to the Target Bonus; (ii) if AV Homes' achievement of the objective performance goals for the applicable year is greater than or less than 100% of the objective portion of the Performance Targets, the portion of the bonus determined by reference to such objective performance goals shall be calculated by mathematical interpolation (however, the Compensation Committee may determine a maximum level of objective performance goals, above which no additional bonus will be paid, and a minimum level of objective performance goals, below which no portion of the bonus attributable to objective performance goals will be paid); and (iii) the portion of the bonus determined by reference to the subjective performance goals shall be determined by the Compensation Committee in its sole discretion.

In addition to any bonus Ms. Fletcher earns pursuant to her Target Bonus, described above, she is eligible for a special bonus award related to her performance on the sale and/or construction of the Poinciana Parkway ("Parkway Bonus") of not less than $100,000 but an amount not to exceed $300,000 to be awarded by the Compensation Committee based on performance targets that are achieved with respect to the Poinciana Parkway from and after September 29, 2011. Ms. Fletcher will be paid the achieved Parkway Bonus within 30 days of the determination by the Compensation Committee that such bonus has been earned but in no event later than 90 days after the applicable performance goals have been achieved.

Below are the objectives associated with Ms. Fletcher's performance-based cash award for 2011 and 2012, but such award will not be paid until the end of 2012, or earlier, if such objectives are accomplished and Ms. Fletcher is terminated without cause:

- 30% - Implement new business strategy of the Company within established budget for professional fees and in conjunction with organizational and financial objectives laid out by CEO;

- 25% - Achieve sale/transfer/restructure of Solivita and Bellalago Club facilities (conditioned upon HOA acceptance or alternate structure) taking primary lead in drafting legal documentation to limit outside legal fees for these transactions;

- 20% - Manage all SEC reporting and coordinate Sarbanes Oxley control with Principal Accounting Officer; and

- 25% - Manage due diligence and documentation for new acquisitions and sales of assets while minimizing outside legal fees.

- Special bonus award of not less than $100,000 but not to exceed $300,000 to be awarded by the Compensation Committee and paid in addition to any bonus earned per above for the completion of a (i) sale contract, (ii) public private partnership agreement or (iii) other venture agreement with one or more governmental authorities providing for governmental financing, grants or funding for the construction of the Poinciana Parkway. Contract or agreement must be completed and signed by December 31, 2102 to qualify for special bonus. In determining the amount of bonus to be rewarded the Compensation Committee, the Compensation Committee shall take into consideration (i) timing of commencement of construction, (ii) estimated completion date of construction and (3) amount of additional investment of capital required by the Company, if any, in order to complete the transaction and complete construction.

Below are the objectives associated with Mr. Mulac's performance-based cash award for 2011:

- 15% - Oversee migration of payables and homebuilding accounting from headquarters to regional offices to assure smooth transition and uninterrupted accounting for operations. In conjunction, design and establish improved reporting of operational results, weekly sales reports and margin analysis with format and content acceptable to CEO;
- 20% - Manage new branding and naming initiative including:
  - the selection and trademark of a name for age restricted home building division,
  - design and specifications for a branding campaign for both age restricted and conventional home building division,
  - establishment of a budget for branding effort and advertising campaign to support above.
- 25% - Integrate best practices for unified, conforming operational efficiencies between Central Florida and Arizona regional offices;
- 20% - Co-lead strategic planning initiative and formulate a draft strategic plan acceptable to CEO and management team by November 1, 2011; and
- 20% - Devise strategy to increase sales and occupancy near term in AV Homes' communities through innovative and financially attractive solutions.

Below are the objectives associated with Ms. Johnston's performance-based cash award for 2011:

- 50% - Manage transition of all accounting and tax related activities from Coral Gables office to appropriate office in either Central Florida or Scottsdale.
  - Hire new employees as needed to replace those terminated,
  - Arrange for extended consulting or temporary employment of critical Coral Gables employees to assure continuity and timely filing of all required public reporting,
  - Establish appropriate cash management procedures and check authorization protocols to assure proper controls over funds and disbursements,
  - Devise and implement budget procedure for 2012 budget.
- 25% - Work with E & Y and Sunera to establish, review, monitor, and test regulatory compliance measures and procedures. Comply with same having no exceptions noted in final audits; and
- 25% - File all required regulatory and financial reports accurately and on time.

Pursuant to AV Homes' Incentive Compensation Plan the Compensation Committee approved a performance-based cash award of up to $75,000 to Mr. Rama for 2011. Below are the objectives associated with Mr. Rama's performance-based cash award for 2011:

- 20% - complete $100 million public offering;
- 20% - reduce operating cash usage from 2010 amount;
- 10% - reduce corporate general and administrative expenses from the 2010 amount;
- 15% - raise vertical construction financing

- 15% - integrate Joseph Carl Homes with AV Homes; and
- 20% - lead information technology conversion.

The following performance cash awards were granted for services rendered during 2011: Ms. Fletcher - $0; Mr. Mulac - $165,000; Ms. Johnston - $24,812; and Mr. Rama - $41,250.

On January 25, 2012, the Compensation Committee approved a discretionary bonus to Ms. Fletcher of $50,000 to recognize her extraordinary efforts in closing the Coral Gables office and moving the company's executive offices to Central Florida.

Mr. Anderson's employment agreement does not set forth the terms of a performance-based cash award payment and to date the Compensation Committee has not determined the terms of such award, if any.

Separation Agreement for Mr. Donnell

In connection with Mr. Donnell's decision to resign as President and Chief Executive Officer of AV Homes effective June 15, 2011, Mr. Donnell entered into a Separation Agreement with AV Homes dated June 15, 2011 (the "Donnell Separation Agreement"). Pursuant to the terms of the Donnell Separation Agreement, the effective date of the Donnell Separation Agreement was the eighth day following Mr. Donnell's execution of the Donnell Separation Agreement.

Pursuant to the Donnell Separation Agreement, Mr. Donnell was: (1) paid any accrued and unpaid base salary and vacation earned but unused through the termination date, such payment to be made within 10 days following the effective date of the Donnell Separation Agreement; (2) paid an amount equal to $1,000,000 (two times his base salary) to be made in equal installments on AV Homes' regular payroll dates over the period commencing on the first payroll date following the effective date of the Donnell Separation Agreement and ending on the date that is six month after such date; (3) provided continued coverage under AV Homes' benefit plans from the termination date through December 31, 2012 based on the terms and considerations set forth in such plans; (4) provided shares of common stock equal to the number of time-based shares of restricted stock that would have vested on December 31, 2011, multiplied by a fraction, the numerator of which is equal to the number of days Mr. Donnell worked from January 1, 2011 though the termination date and the denominator of which is 365; and (5) provided shares of common stock equal to the number of performance –based shares of restricted stock that would have vested on December 31, 2011, in accordance with the terms of Mr. Donnell's employment agreement.

Separation Agreement for Mr. Rama

In connection with Mr. Rama's decision to resign as Controller, Principal Financial Officer and Principal Accounting Officer of AV Homes effective August 12, 2011, Mr. Rama entered into a Separation Agreement with Avatar Properties Inc. dated August 12, 2011 (the "Rama Separation Agreement"). Pursuant to the terms of the Rama Separation Agreement, the effective date of the Rama Separation Agreement was the eighth day following Mr. Rama's execution of the Rama Separation Agreement. Pursuant to the Rama Separation Agreement, Mr. Rama was paid his vested incentive performance-based cash award in the amount of $41,250 and a cash amount for his accrued vacation days.

Tax and Accounting Considerations

The Company considers the tax consequences of all elements of its compensation program on both the executives and the Company. In particular, we consider the effects of Section 162(m) as well as Sections 280G and 4999 of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code could potentially limit the federal income tax deductions to be taken by the Company for compensation paid to the CEO and to each of the other three most highly compensated NEOs (other than the CFO). The general rule is that annual compensation paid to any of these executives will be deductible by AV Homes only to the extent that it does not exceed $1,000,000 (per person) or qualifies as "performance-based" compensation. Generally, we intend that compensation paid to executives will comply with requirements of Section 162(m) so that AV Homes will receive a full federal tax deduction. However, we may decide to make non-deductible payments or awards when circumstances warrant.

In the event of a change of control of the Company, Section 280G could potentially limit the federal tax deductions to be taken for certain compensation payments to an executive who could be subject to additional taxes (Section 4999). These provisions of the tax code are sometimes referred to as the "golden parachute" provisions. In general, if the total amount of payments to an individual that are contingent upon a change of control of AV Homes (within the meaning of Section 280G), including payments under our incentive plans that vest upon a change in control, equals or exceeds three times the executive's "base amount" (generally, the individual's average annual compensation for the five calendar years preceding the change of control), then, subject to certain exceptions, the portion of such payments in excess of the base amount may be treated as "parachute payments" under Section 280G. A portion of such payments would not be deductible by AV Homes, and the executive would be subject to a 20% excise tax on such portion of the payments.

The Company accounts for stock-based compensation in accordance with the requirements of ASC Topic 718 ("ASC 718"), which for example, requires all stock-based awards to be expensed. The adoption of ASC 718 has not affected our compensation program for NEOs.

Compensation Committee Report

The Compensation Committee of the Board of Directors of AV Homes has reviewed and discussed the foregoing Compensation Discussion and Analysis with AV Homes' management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and AV Homes' Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

April 30, 2012

Compensation Committee
Roger W. Einiger, Chairman
Joshua L. Nash

Summary Compensation Table

The following table presents 2011, 2010 and 2009 compensation information regarding the Company's Chief Executive Officer, former Chief Executive Officer, former Chief Financial Officer and each of the other most highly compensated executive officers on December 31, 2011 (the "Named Executive Officers" or "NEOs").

Name and Principal Position	Year	Salary	Bonus	Stock Awards(5)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(7)	Total
Allen J. Anderson	2011	$ 198,000	$ —	$ 1,359,000	$ —	$ —	$ —	$ 26,528(8)	$ 1,583,528
President and Chief	2010	—	—	—	—	—	—	—	—
Executive Officer (1)	2009	—	—	—	—	—	—	—	—
Patricia K. Fletcher	2011	$ 600,000	$ 50,000	$ 889,830	$ —	$ —	$ —	$ 14,977(9)	$ 1,554,807
Executive Vice President,	2010	700,000	—	30,120	—	—	—	552	730,672
General Counsel and	2009	713,461	—	—	—	—	—	1,956	715,417
Secretary									
Joseph Carl Mulac, III ...	2011	$ 300,000	$ —	$ (132,303)	$ —	$ 165,000	$ —	$ —	$ 332,697
Executive Vice President;	2010	56,538	150,000	2,538,272(6)	—	—	—	—	2,744,810
and President of Avatar	2009	—	—	—	—	—	—	—	—
Properties Inc.									
Tina M. Johnston	2011	$ 67,308	$ —	$ 212,275	$ —	$ 24,812	$ —	$ —	$ 304,395
Vice President, Principal	2010	—	—	—	—	—	—	—	—
Financial Officer and	2009	—	—	—	—	—	—	—	—
Principal									
Accounting Officer (2)									
Jon M. Donnell........	2011	$ 230,770	$ —	$ —	$ —	$ —	$ —	$ 1,073,132(10)	$ 1,303,902
Former President and Chief	2010	67,308	64,384	4,427,015	—	—	—	12,450	4,571,157
Executive Officer (3)	2009	—	—	—	—	—	—	—	—
Michael Rama	2011	$ 98,462	$ —	$ —	$ —	$ 41,250	$ —	$ —	$ 139,712
Former Controller, Principal	2010	—	—	—	—	—	—	—	—
Financial Officer and	2009	—	—	—	—	—	—	—	—
Principal Accounting									
Officer (4)									

(1) Mr. Anderson was appointed President and Chief Executive officer on June 15, 2011.

(2) Ms. Johnston was appointed Vice President, Principal Financial Officer and Principal Accounting Officer on August 15, 2011.

(3) Mr. Donnell resigned as President and Chief Executive Officer on June 15, 2011.

(4) Mr. Rama resigned as Controller, Principal Financial Officer and Principal Accounting Officer on August 12, 2011.

(5) Represents the aggregate grant date fair value of RSU and restricted stock awards, calculated in accordance with FASB ASC Topic 718 (but disregarding estimates of forfeitures, if any). The valuation assumptions used in calculating these values are discussed in Note K of AV Homes' financial statements in the Form 10-K for the year ended December 31, 2011, as filed with the SEC. These amounts do not represent actual amounts paid or to be realized.
Amounts shown are not necessarily indicative of values to be achieved which may be more or less than the amounts shown as Awards are subject to time vesting and/or achievement of hurdle price conditions. (See "Outstanding Equity Awards at 2011 Fiscal Year End" table below and footnotes (3) - (5) thereto.)

(6) Represents the aggregate grant date fair value of 180,000 shares of restricted common stock granted to Mr. Mulac on October 25, 2010. Effective September 29, 2011, the 180,000 shares of restricted common stock granted on October 25, 2010 were cancelled and Mr. Mulac was granted 156,000 shares of restricted common stock.

(7) Except for Ms. Fletcher and Messrs. Anderson and Donnell, no Named Executive Officer received other compensation that exceeded $10,000 during Fiscal 2011. AV Homes provides group life, health, hospitalization and medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers and are available to all full-time employees.

(8) Represents $26,250 in director compensation paid to Mr. Anderson during Fiscal 2011 for his service as a non-employee director from January 1, 2011 until his appointment as President and Chief Executive Officer on June 15, 2011 and $278 of premiums paid by AV Homes for group term life.

(9) Represents a $14,000 automobile allowance and $977 of premiums paid by AV Homes for group term life.

(10) Represents $1,000,000 in severance pursuant to the Separation Agreement, dated June 15, 2011, as described below under "Employment Agreements" $23,077 of accrued vacation days, a $4,800 automobile allowance, $255 of premiums paid by AV Homes for group term life, and $45,000 in a housing allowance.

Grants of Plan-Based Awards in 2011

		Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards (3)						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All other stock awards: Number of shares of stock or units (#)(3)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option a wards ($/Sh)	Grant date fair value of stock and option awards ($)
Allen J. Anderson		—	—	—	—	90,000	—	—	—	—	1,359,900
Patricia K. Fletcher......	9/29/2011	(1)	300,000	(1)	—	120,000	—	27,000(4)	—	—	889,930
Joseph Carl Mulac, III	9/29/2011	(1)	300,000	(1)	—	120,000	—	36,000(5)	—	—	2,405,969(6)
Tina M. Johnston	8/15/2011	(1)	32,082(2)	(1)	—	25,000	—	—	—	—	212,275
Jon M. Donnell.	—	—	—	—	—	—	—	—	—	—	—
Michael Rama .	—	—	75,000	—	—	—	—	—	—	—	—

(1) The actual amount of incentive compensation depends upon the level of performance targets that are achieved by AV Homes. Performance targets are the objective performance goals and subjective performance goals established by the Compensation Committee. If 100% of the performance targets are achieved, the named executive officer will receive the target incentive compensation amount. If AV Homes' achievement of the objective performance goals for the year is greater than or less than 100% of the objective portion of the performance targets, the portion of the incentive compensation determined by reference to such objective performance goals shall be calculated by mathematical interpolation (but the Compensation Committee may determine a maximum level of objective performance goals, above which no additional incentive compensation will be paid, and a minimum level of objective performance goals, below which no portion of the incentive compensation attributable to objective performance goals will be paid); and the portion of the incentive compensation determined by reference to the subjective performance goals shall be determined by the Compensation Committee in its sole discretion.

(2) Represents the pro-rated amount of Ms. Johnston's incentive compensation based on Ms. Johnston's appointment as Vice President, Principal Financial Officer and Principal Accounting Officer on August 15, 2011.

(3) These awards were granted under the Incentive Plan. See "Employment Agreements" below for vesting information.

(4) The restricted shares of common stock vest as follows: 9,000 shares on December 31, 2012, 9,000 shares on December 31, 2013 and 9,000 shares on December 31, 2014.

(5) The restricted shares of common stock vest as follows: 9,000 shares on December 31, 2011, 9,000 shares on December 31, 2012, 9,000 shares on December 31, 2013 and 9,000 shares on December 31, 2014.

(6) Represents the grant date fair value. Effective September 29, 2011, the 180,000 Shares of restricted common stock granted to Mr. Mulac on October 25, 2010 were cancelled and Mr. Mulac was granted 156,000 Shares of restricted stock. The incremental fair value, as a result of the cancellation, is $(132,303).

Outstanding Equity Awards at 2011 Fiscal Year End

The following table provides information on the equity awards to the Named Executive Officers, which were outstanding at December 31, 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Allen J. Anderson. .	—	—	—	—	—	—	—	—	—
Patricia K. Fletcher. . .	—	—	—	—	—	27,000(1)	193,860	120,000(2)	861,600
Joseph Carl Mulac, III .	—	—	—	—	—	27,000(1)	193,860	120,000(3)	861,600
Tina M. Johnston . .	—	—	—	—	—	—	—	25,000(4)	179,500
Jon M. Donnell . . .	—	—	—	—	—	—	—	—	—
Michael Rama.	—	—	—	—	—	—	—	—	—

(1) The restricted shares of common stock vest as follows: 9,000 shares on December 31, 2012, 9,000 shares on December 31, 2013 and 9,000 shares on December 31, 2014.

(2) The 120,000 restricted shares of common stock vest as follows: (i) 20% of the shares will vest on the December 31 of the year in which the price per share of AV Homes' common stock equals or exceeds $20 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012); (ii) 20% of the shares will vest on the December 31 of the year in which AV Homes invests $100 million or more (in the aggregate) for new assets, including through a merger, acquisition or other corporate transaction (but only if such event occurs prior to December 31, 2013); (iii) 30% of the shares will vest on the December 31 of the year in which the price per share of AV Homes' common stock equals or exceeds $24 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and (iv) 30% of the shares will vest on the December 31 of the year in which AV Homes first becomes profitable after January 1, 2012 (but only if such event occurs prior to the end of fiscal year 2015).

(3) The 120,000 restricted shares of common stock vest as follows: (i) 20% of the shares will vest on the December 31 of the year in which the price per share of AV Homes' common stock equals or exceeds $20 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012); (ii) 20% of the shares will vest on the December 31 of the year in which AV Homes invests $100 million or more (in the aggregate) for new assets, including through a merger, acquisition or other corporate transaction (but only if such event occurs prior to December 31, 2013); (iii) 30% of the shares will vest on the December 31 of the year in which the price per share of AV Homes' common stock equals or exceeds $24 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and (iv) 30% of the shares will vest on the December 31 of the year in which AV Homes first becomes profitable after September 29, 2011 (but only if such event occurs prior to the end of fiscal year 2015).

(4) The 25,000 restricted shares of common stock vest as follows: (i) on December 31, 2012, and on December 31 of each of the three years thereafter, a number of restricted shares shall vest, and all restrictions on such vested shares shall lapse, such number to be equal to (A) 1,250, multiplied by (B) the applicable performance targets percentage for the year; (ii) 5,000 restricted shares will vest on the December 31 of the year in which the price per share of AV Homes' common stock equals or exceeds $20 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012); (iii) 7,500 restricted

shares will vest on the December 31 of the year in which the price per share of AV Homes' common stock equals or exceeds $24 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and (iv) 7,500 restricted shares will vest on the December 31 of the year in which AV Homes first becomes profitable after August 15, 2011(but only if such event occurs prior to the end of fiscal year 2015).

Option Exercises and Stock Vested in 2011

The following table provides information on option exercises and stock vested for the Named Executive Officers during the year ended December 31, 2011.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Allen J. Anderson	—	$ —	90,000(1)	$ 607,500
Patricia K. Fletcher	—	—	—	—
Joseph Carl Mulac, III	—	—	9,000(2)	64,620
Tina M. Johnston	—	—	—	—
Jon M. Donnell	—	—	6,822(3)	108,334
Michael Rama	—	—	—	—

(1) On December 20, 2011, 90,000 restricted shares vested and became unrestricted, of which 32,895 shares were withheld for payment of taxes.
(2) On December 31, 2011, 9,000 restricted shares vested and became unrestricted, of which 2,705 shares were withheld for payment of taxes.
(3) On June 23, 2011, 6,822 restricted shares vested and became unrestricted, of which 2,486 shares were withheld for payment of taxes.

Equity Compensation Plan Information

The following table summarizes information about the options, warrants and rights and other equity compensation under AV Homes' equity plans on December 31, 2011.

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average Exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders	582,363(1)	$ 25.00(2)	663,054(3)
Equity compensation plans not approved by security holders	—	—	—
Total	582,363(1)	$ 25.00(2)	663,054(3)

(1) Represents 110,000 options, 449,310 performance-conditioned RSUs, and 23,053 stock units.

(2) Applicable only to options. Not applicable to RSUs or stock units.

(3) Other than securities to be issued upon the exercise of the outstanding options and rights, as shown in column (a), 663,054 securities remain available for issuance under the Amended and Restated 1997 Incentive and Capital Accumulation Plan (2011 Restatement), as amended.

Nonqualified Deferred Compensation for 2011

AV Homes does not maintain a nonqualified deferred compensation plan for its employees, including the Named Executive Officers. However, AV Homes permits the Named Executive Officers to defer the receipt of payments under the Incentive Plan. There were no deferrals of compensation by any of the Named Executive Officers during 2011, or in any prior year.

Pension Benefits for 2011

AV Homes does not sponsor any defined benefit pension plan for its employees, including the Named Executive Officers.

Employment and Other Agreements

General

We employ each of the Named Executive Officers pursuant to written employment agreements. We also have various other compensatory agreements with our NEOs. These agreements are discussed below in greater detail.

Allen Anderson

On December 31, 2011, AV Homes entered into an Amended and Restated Employment Agreement with Allen Anderson (the " Anderson Employment Agreement "). Effective December 31, 2011, the Anderson Employment Agreement replaces and supersedes the employment agreement between AV Homes and Mr. Anderson, dated June 15, 2011. Mr. Anderson and the board of directors have agreed to Mr. Anderson's continued employment as Chief Executive Officer and President of AV Homes on an "at will" basis consistent with AV Homes' policy for all executive officers. Mr. Anderson's employment is "at will," meaning that either Mr. Anderson or AV Homes may terminate his employment at any time and for any reason, with or without cause.

Pursuant to the Anderson Employment Agreement, Mr. Anderson will receive an annual base salary of $360,000 and will be entitled to participate in all employee benefit plans and arrangements for executive officers, other than AV Homes' health insurance plans. In lieu of participation in AV Homes' health insurance plan, AV Homes will reimburse Mr. Anderson, in cash, for his cost of participating in his own personal health insurance plan when he provides AV Homes with supporting documentation.

Pursuant to the Anderson Employment Agreement and a Stock Award Agreement, dated January 1, 2012, between AV Homes and Mr. Anderson, Mr. Anderson was granted an aggregate of 320,000 restricted shares of AV Homes common stock (the " Anderson Award ") under the Incentive Plan on January 1, 2012. The Anderson Award will be divided into three tranches. The Compensation Committee will determine in good faith whether and to what extent the goals for each tranche have been achieved within 15 days following each term described below. The first tranche, the second tranche and the third tranche, as defined below, will vest as follows:

a) the first tranche of 64,000 shares of restricted stock will vest on June 30, 2012 to the extent that the Compensation Committee determines that the following goals have been achieved by the end of the period from January 1, 2012 through June 30, 2012:

   i) a material reduction in general administrative and overhead costs as compared to the general administrative and overhead costs for the six-month period ending June 30, 2011;

ii) the approval of the board of, and the commencement of the implementation of, a strategic plan for AV Homes to achieve positive cash flows and earnings; and

iii) the completion of the relocation of AV Homes' corporate offices.

b) the second tranche of 128,000 shares of restricted stock will vest on June 30, 2013 to the extent that the Compensation Committee determines that the following goals have been achieved by the end of the period from July 1, 2012 through June 30, 2013:

i) the closing of the sale of material non-core assets of AV Homes;

ii) the submission to, and approval by, the Board of a plan for AV Homes to return to profitability by December 31, 2013; and

iii) the investment, or commitment, of at least 50% of cash available for long-term investments.

c) the third tranche of 128,000 shares of restricted stock will vest on June 30, 2014 to the extent that the Compensation Committee determines that the following goals have been achieved by the end of the period from July 1, 2013 through June 30, 2014:

i) the continued successful implementation of the strategic plan; and

ii) AV Homes' return to profitability by December 31, 2013.

In the event of the occurrence of a change of control, as defined in the Incentive Plan, before July 1, 2014, the Anderson Award will vest in full as of the date of the change in control. If AV Homes terminates Mr. Anderson's employment in connection with the occurrence of a Material Capital Transaction, as defined in the Anderson Employment Agreement, before July 1, 2014 and provided Mr. Anderson is willing to remain employed through the date on which a replacement chief executive officer begins employment with AV Homes, the Anderson Award will vest in full as of the date of such termination.

The Anderson Employment Agreement also includes standard provisions relating to non-competition, confidentiality, nondisparagement and compliance with Section 409A of the Internal Revenue Code of 1986, as amended. Pursuant to the Anderson Employment Agreement, from January 1, 2012 until the date of the executive's employment is terminated, Mr. Anderson shall not, directly or indirectly, own any interest in, operate, join, control or participate as a partner, shareholder, member, director, manager, officer, or agent of, enter into the employment of, act as a consultant to, or perform any services for any entity that is in competition with the business of AV Homes or any of their affiliates within 100 miles of any jurisdiction in which AV Homes or any of their affiliates is engaged, or in which any of the foregoing has documented plans to become engaged of which Mr. Anderson has knowledge at the time of his termination of employment. Mr. Anderson would not be in violation of the non-competition provision if he owns less than 5%, as a passive investment, in any public company.

For purposes of the Employment Agreement, a Material Capital Transaction shall mean any sale, disposition, merger, acquisition, reorganization, consolidation, split-up, spin-off, combination, exchange of shares, or other similar corporate transaction involving AV Homes, where the value of the transaction is equal to or exceeds one-third the sum of (1) the total equity value of AV Homes based on fully diluted shares of common stock outstanding including any shares of common stock to be issued in such transaction and (2) total outstanding debt.

Patricia K. Fletcher

On September 29, 2011, AV Homes entered into the Second Amended and Restated Employment Agreement by and among AV Homes, API, and Patricia K. Fletcher (the " Fletcher Employment Agreement "). Pursuant to the Fletcher Employment Agreement, Ms. Fletcher's employment is "at will," meaning that either Ms. Fletcher or AV Homes may terminate her employment at any time and for any reason, with or without cause or notice. Ms. Fletcher will continue to serve as the Executive Vice President, General Counsel and Corporate Secretary of AV Homes.

Pursuant to the Fletcher Employment Agreement and commencing January 1, 2012, Ms. Fletcher will receive an annual base salary of $300,000 and will be entitled to participate in all employee benefit plans and arrangements for executive officers. Ms. Fletcher will also be eligible to receive a bonus, which shall be targeted at 100% of her annual base salary (the " Fletcher Target Bonus "). The amount of Ms. Fletcher's bonus will depend upon the level of Performance Targets (as defined below) that are achieved by AV Homes. "Performance Targets" means the objective performance goals (which determine 75% of the bonus) and subjective performance goals (which determine 25% of the bonus) that are established by the Compensation Committee of the Board of Directors of AV Homes, on or before the end of the first quarter of the calendar year to which such Performance Targets relate (and, with respect to calendar year 2012, that are established by the Compensation Committee no later than 30 days following September 29, 2011). With respect to the determination of the bonus under the Fletcher Employment Agreement: (i) if 100% of the Performance Targets are achieved in a given year, Ms. Fletcher will be paid a bonus equal to the Fletcher Target Bonus; (ii) if AV Homes' achievement of the objective performance goals for the applicable year is greater than or less than 100% of the objective portion of the Performance Targets, the portion of the bonus determined by reference to such objective performance goals shall be calculated by mathematical interpolation (however, the Compensation Committee may determine a maximum level of objective performance goals, above which no additional bonus will be paid, and a minimum level of objective performance goals, below which no portion of the bonus attributable to objective performance goals will be paid); and (iii) the portion of the bonus determined by reference to the subjective performance goals shall be determined by the Compensation Committee in its sole discretion. Ms. Fletcher will be paid the achieved bonus only if she is employed on the date the bonus is paid in accordance with the Fletcher Employment Agreement or if she is terminated without Cause (as defined above). In addition to any bonus Ms. Fletcher earns pursuant to the Fletcher Target Bonus, she is eligible for a special bonus award related to her performance on the sale and/or construction of the Poinciana Parkway (" Parkway Bonus ") of not less than $100,000 but an amount not to exceed $300,000 to be awarded by the Compensation Committee based on performance targets that are achieved with respect to the Poinciana Parkway from and after September 29, 2011. Ms. Fletcher will be paid the achieved Parkway Bonus within 30 days of the determination by the Compensation Committee that such bonus has been earned but in no event later than 90 days after the applicable performance goals have been achieved.

Pursuant to the Fletcher Employment Agreement and a Stock Award Agreement, dated September 29, 2011, between Ms. Fletcher and AV Homes, Ms. Fletcher was granted 147,000 restricted shares of AV Homes common stock under the Plan on September 29, 2011. The vesting schedule of the restricted shares is as follows:

(i) except as set forth below regarding Ms. Fletcher's termination, an aggregate of 120,000 restricted shares of AV Homes common stock shall vest, and all restrictions on such vested shares shall lapse as follows:

(A) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $20.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012);

(B) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes invests $100 million or more (in the aggregate) for new assets, including through a merger, acquisition or other corporate transaction (but only if such event occurs prior to December 31, 2013);

(C) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $24.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and

(D) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes first becomes profitable after January 1, 2012 (but only if such event occurs prior to the end of fiscal year 2015); and

(ii) an aggregate of 27,000 restricted shares will vest as follows:

(A) 9,000 restricted shares on December 31, 2012;

(B) 9,000 restricted shares on December 31, 2013; and

(C) 9,000 restricted shares on December 31, 2014, so long as, in each case, Ms. Fletcher remains continuously employed through each applicable December 31st period.

If Ms. Fletcher's employment is terminated prior to December 31, 2011, the 147,000 restricted shares of AV Homes common stock will lapse and immediately terminate in full. If Ms. Fletcher's employment is terminated on or after January 1, 2012 for any reason other than for cause, provided Ms. Fletcher and AV Homes execute and deliver a mutual general release of all claims, then the number of shares of restricted stock that would have vested on December 31 of the year in which the termination occurs because some or all of the provisions of (i)(A) - (i)(C) above were satisfied shall vest and the remaining unvested restricted stock shall lapse and immediately terminate. If a change in control, as defined in the Incentive Plan, occurs during Ms. Fletcher's employment, the restricted shares granted pursuant to the Fletcher Employment Agreement will fully vest as of the date of the change in control. If Ms. Fletcher's employment is terminated by AV Homes or API for Cause (as described above), then the restricted shares granted under the Fletcher Employment Agreement will lapse and immediately terminate in full, and Ms. Fletcher will have no right to any shares of the common stock subject to the restricted share grant.

Pursuant to the Fletcher Employment Agreement, Ms. Fletcher is required to hold a number of vested shares of common stock of AV Homes having a fair market value equal to or greater than three times her base salary. This requirement will begin at such time as a sufficient number of restricted shares granted under the Fletcher Employment Agreement have vested such that she owns, together with any shares of common stock she purchases, shares of common stock having a fair market value equal to or greater than three times her base salary.

The Fletcher Employment Agreement also includes standard provisions relating to non-competition, confidentiality, nondisparagement and compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

The Fletcher Employment Agreement replaces and supersedes the employment agreement between AV Homes and Ms. Fletcher, dated December 22, 2008 and amended on October 26, 2009 and August 25, 2010, and will be effective at January 1, 2012, except that the restricted stock award provisions, Parkway Bonus provisions and restrictive covenants provisions included in the Fletcher Employment Agreement are effective as of September 29, 2011.

Joseph Carl Mulac, III

On September 29, 2011, AV Homes entered into an Amended and Restated Employment Agreement by and among AV Homes, API, and Carl Mulac (the " Mulac Employment Agreement "). Pursuant to the Mulac Employment Agreement, Mr. Mulac's employment is "at will," meaning that either Mr. Mulac or AV Homes may terminate his employment at any time and for any reason, with or without cause or notice. Mr. Mulac will continue to serve as the Executive Vice President of AV Homes and President of Avatar Properties.

Pursuant to the Mulac Employment Agreement, Mr. Mulac will receive an annual base salary of $300,000 and will be entitled to participate in all employee benefit plans and arrangements for executive officers. Mr. Mulac will also be eligible to receive a bonus, which shall be targeted at 100% of his annual base salary (the " Mulac Target Bonus "). The amount of Mr. Mulac's bonus will depend upon the level of Performance Targets (as defined below) that are achieved by AV Homes. "Performance Targets" means the objective performance goals (which determine 75% of the bonus) and subjective performance goals (which determine 25% of the bonus) that are established by the Compensation Committee, on or before the end of the first quarter of the calendar year to which such Performance Targets relate (and, with respect to calendar year 2012, that are established by the Compensation Committee no later than 30 days following September 29, 2011). With respect to the determination of the bonus under the Mulac Employment Agreement: (i) if 100% of the Performance Targets are achieved in a given year, Mr. Mulac will be paid a bonus equal to the Mulac Target Bonus; (ii) if AV Homes' achievement of the objective performance goals for the applicable year is greater than or less than 100% of the objective portion of the Performance Targets, the portion of the bonus determined by reference to such objective performance goals shall be calculated by mathematical interpolation (however, the

Compensation Committee may determine a maximum level of objective performance goals, above which no additional bonus will be paid, and a minimum level of objective performance goals, below which no portion of the bonus attributable to objective performance goals will be paid); and (iii) the portion of the bonus determined by reference to the subjective performance goals shall be determined by the Compensation Committee in its sole discretion. Mr. Mulac will be paid the achieved bonus only if he is employed on the date the bonus is paid in accordance with the Mulac Employment Agreement or if he is terminated without Cause (as defined below).

Pursuant to the Mulac Employment Agreement and a Stock Award Agreement, dated September 29, 2011, between Mr. Mulac and AV Homes, Mr. Mulac was granted 156,000 restricted shares of AV Homes common stock under the Incentive Plan on September 29, 2011. The vesting schedule of the restricted shares is as follows:

(i) except as set forth below regarding Mr. Mulac's termination, an aggregate of 120,000 restricted shares of AV Homes common stock shall vest, and all restrictions on such vested shares shall lapse as follows:

(A) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $20.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012);

(B) 24,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes invests $100 million or more (in the aggregate) for new assets, including through a merger, acquisition or other corporate transaction (but only if such event occurs prior to December 31, 2013);

(C) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which the price per share of common stock equals or exceeds $24.00 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and

(D) 36,000 of the restricted shares of common stock will vest on December 31st of the year in which AV Homes first becomes profitable after September 29, 2011 (but only if such event occurs prior to the end of fiscal year 2015); and

(ii) an aggregate of 36,000 restricted shares will vest as follows:

(A) 9,000 restricted shares on December 31, 2011;

(B) 9,000 restricted shares on December 31, 2012;

(C) 9,000 restricted shares on December 31, 2013; and

(D) 9,000 restricted shares on December 31, 2014, so long as, in each case, Mr. Mulac remains continuously employed through each applicable December 31st period.

If Mr. Mulac's employment is terminated prior to December 31, 2011, the 156,000 restricted shares of AV Homes common stock will lapse and immediately terminate in full. If Mr. Mulac's employment is terminated on or after January 1, 2012 for any reason other than for Cause (as described below), provided Mr. Mulac and AV Homes execute and deliver a mutual general release of all claims, then the number of shares of restricted stock that would have vested on December 31 of the year in which the termination occurs because some or all of the provisions of (i)(A) - (i)(C) above were satisfied shall vest and the remaining unvested restricted stock shall lapse and immediately terminate. If a change in control, as defined in the Plan, occurs during Mr. Mulac's employment, the restricted shares granted pursuant to the Mulac Employment Agreement will fully vest as of the date of the change in control. If Mr. Mulac's employment is terminated by AV Homes or API for Cause (as described below), then the restricted shares granted under the Mulac Employment Agreement will lapse and immediately terminate in full, and Mr. Mulac will have no right to any shares of the common stock subject to the restricted share grant.

Pursuant to the Mulac Employment Agreement, Mr. Mulac is required to hold a number of vested shares of common stock of AV Homes having a fair market value equal to or greater than three times his base salary. This requirement will begin at such time as a sufficient number of restricted shares granted under the Mulac Employment Agreement have vested such that he owns, together with any shares of common stock he purchases, shares of common stock having a fair market value equal to or greater than three times his base salary.

The Mulac Employment Agreement also includes standard provisions relating to non-competition, confidentiality, nondisparagement and compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

Effective January 1, 2011, the Mulac Employment Agreement replaces and supersedes the employment agreement between AV Homes and Mr. Mulac dated October 22, 2010. Pursuant to the Mulac Employment Agreement, the 180,000 restricted shares of common stock granted on October 25, 2010 are cancelled.

Tina M. Johnston

In connection with Ms. Johnston's appointment, Ms. Johnston entered into an employment agreement with AV Homes and API, dated as of August 15, 2011 (the " Original Johnston Employment Agreement "). Pursuant to the Original Johnston Employment Agreement, Ms. Johnston's employment is "at will," meaning that either Ms. Johnston or Avatar Properties may terminate her employment at any time and for any reason, with or without cause or notice.

Pursuant to the Original Johnston Employment Agreement, Ms. Johnston will receive an annual base salary of $175,000 and will be entitled to participate in all employee benefit plans and arrangements for executive officers. Ms. Johnston will also be eligible to receive a bonus, which shall be targeted at 50% of her annual base salary (the "Original Target Bonus"). The amount of Ms. Johnston's bonus will depend upon the level of Performance Targets (as defined below) that are achieved by Avatar Properties. "Performance Targets" means the objective performance goals (which determine 75% of the bonus) and subjective performance goals (which determine 25% of the bonus) that are established by the Compensation Committee and are approved by the Board, on or before the end of the first quarter of the calendar year to which such Performance Targets relate (and, with respect to calendar year 2011, that are established by the Compensation Committee and approved by the Board within 30 days following August 15, 2011). With respect to the determination of the bonus under the Employment Agreement: (i) if 100% of the Performance Targets are achieved in a given year, Ms. Johnston will be paid a bonus equal to the Target Bonus; (ii) if Avatar Properties' achievement of the objective performance goals for the applicable year is less than 100% of the objective portion of the Performance Targets, the portion of the bonus determined by reference to such objective performance goals shall be adjusted downward by mathematical interpolation (however, the Compensation Committee may determine a minimum level of objective performance goals below which no portion of the bonus attributable to objective performance goals will be paid); and (iii) the portion of the bonus determined by reference to the subjective performance goals shall be determined by the Compensation Committee and approved by the Board in its sole discretion (and in any given year, the percentage of the Performance Targets that are achieved, and accordingly the percentage of the Target Bonus that is paid to Ms. Johnston, is referred to as the " Performance Targets Percentage "). Ms. Johnston will be paid a bonus only if she is employed on the date the bonus is paid in accordance with the Employment Agreement. For calendar year 2011, Ms. Johnston's bonus shall be prorated to reflect the portion of the calendar year that she was employed.

Pursuant to the Original Johnston Employment Agreement and a Stock Award Agreement, dated August 15, 2011, between Ms. Johnston and AV Homes, Ms. Johnston was granted 25,000 restricted shares of AV Homes common stock under the Incentive Plan on August 15, 2011. The vesting schedule of the restricted shares is as follows: (i) On December 31, 2012, and on December 31 of each of the three years thereafter, a number of restricted shares shall vest, and all restrictions on such vested shares shall lapse, such number to be equal to (A) 1,250, multiplied by (B) the Performance Targets Percentage for the applicable year; (ii) 5,000 restricted shares will vest on the December 31 of the year in which the price per share of Common Stock equals or exceeds $20 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2012); (iii) 7,500 restricted shares will vest on the December 31 of the year in which the price per share of Common Stock equals or exceeds $24 for 20 trading days out of any consecutive 30-day period (but only if such event occurs prior to December 31, 2014); and (iv) 7,500 restricted shares will vest on the December 31 of the year in which AV Homes first becomes profitable after August 15, 2011 (but only if such event occurs prior to the end of fiscal year 2015). If Ms. Johnston's employment is terminated on or after August 15, 2011 for any reason other than for Cause (as described below), provided Ms. Johnston and AV Homes execute and deliver a mutual general release of all claims, then the number of shares of restricted stock that would have vested on December 31 of the year in which the termination occurs because some or all of the provisions of (i) – (iii) above were satisfied shall vest and the remaining unvested restricted stock shall lapse and immediately terminate. If a change in control, as defined in the Plan, occurs during Ms. Johnston's employment, the restricted shares granted pursuant to the Employment Agreement will fully vest as of the date of the change in control. If Ms. Johnston's employment is terminated by AV Homes or Avatar Properties for Cause (as described below), then the restricted shares granted under the Employment Agreement will lapse and immediately terminate in full, and Ms. Johnston will have no right to any shares of the common stock subject to the restricted share grant. For purposes of the Employment Agreement, "Cause" means Ms. Johnston's (A) failure to perform her material duties for AV Homes or Avatar Properties, which failure remains uncured for 30 days after she receives written notice from AV Homes or API demanding cure; (B) willful misconduct or gross neglect in the performance of her duties, or willful failure to abide by good faith business-related instructions of the Board; (C) breach of any material provision of the Employment Agreement, which breach remains uncured for 30 days after she receives written notice from AV Homes or API demanding cure; (D) conviction of, or entering a plea of guilty or nolo contendere to, a felony or any misdemeanor or other crime involving fraud, embezzlement, theft, dishonesty or moral turpitude; (E) commission of fraud or embezzlement against AV Homes or API; or (F) engaging in conduct which is materially injurious to the business or reputation of AV Homes or Avatar Properties, including but not limited to any violation of AV Homes' or API's material policies generally applicable to all executive officers (including but not limited to the Code of Conduct, Code of Ethics, policies relating to compliance with applicable securities laws, policies relating to conduct in the workplace (e.g., sexual harassment, etc.)).

Pursuant to the Original Johnston Employment Agreement, Ms. Johnston is required to hold a number of vested shares of common stock of AV Homes having a fair market value equal to or greater than three times her base salary. This requirement will begin at such time as a sufficient number of restricted shares granted under the Employment Agreement have vested such that she owns, together with any shares of common stock she purchases, shares of common stock having a fair market value equal to or greater than three times her base salary.

The Employment Agreement also includes standard provisions relating to non-competition, confidentiality, nondisparagement and compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

On September 29, 2011, AV Homes entered into an Amended and Restated Employment Agreement by and among AV Homes, API, and Tina Johnston (the " Amended Johnston Employment Agreement "). Effective August 15, 2011, the Amended Johnston Employment Agreement replaces and supersedes Original Johnston Agreement. Ms. Johnston will continue to serve as the Vice President, Principal Financial Officer and Principal Accounting Officer of AV Homes and Chief Accounting Officer and Vice President of Avatar Properties. The sole purpose of the amendment and restatement is to bring Ms. Johnston's non-competition provision in line with the non-competition provision of AV Homes' other executive officers. Except for the non-competition provision, all other material terms of the Original Johnston Agreement remain the same.

Provisions Applicable to Ms. Fletcher, Mr. Mulac and Ms. Johnston

Pursuant to the Mulac Employment Agreement, the Fletcher Employment Agreement, and the Johnston Employment Agreement, from September 29, 2011 until the date of the executive's termination (the " Restriction Period "), the executive shall not, directly or indirectly, own any interest in, operate, join, control or participate as a partner, shareholder, member, director, manager, officer, or agent of, enter into the employment of, act as a consultant to, or perform any services for any entity that is in competition with the business of AV Homes or API or any of their affiliates within 100 miles of any jurisdiction in which AV Homes or API or any of their affiliates is engaged, or in which any of the foregoing has documented plans to become engaged of which executive has knowledge at the time of his or her termination of employment. However, if the executive is terminated for Cause (as described above) the Restriction Period shall end on the date that is six months after the date of termination. The executive would not be in violation of the non-competition provision if the executive owns less than 5%, as a passive investment, in any public company.

Pursuant to the Company's various employment agreements with Ms. Fletcher, Ms. Johnston and Mr. Mulac, each of them is entitled to certain payments of achieved annual target bonuses or achieved special bonus awards as of the date of termination upon her or his termination of employment without Cause. Achieved bonuses or a special bonus award as of the date of termination refers to such bonus with respect to which the applicable performance targets have been met prior to the date of termination.

"Cause" means the executive's:

- failure to perform his or her material duties for AV Homes or API, which failure remains uncured for 30 days after he or she receives written notice from AV Homes or API demanding cure;
- willful misconduct or gross neglect in the performance of his or her duties, or willful failure to abide by good faith business-related instructions of the Board;
- breach of any material provision of the employment agreement, which breach remains uncured for 30 days after he or she receives written notice from AV Homes or Avatar Properties demanding cure;
- conviction of, or entering a plea of guilty or nolo contendere to, a felony or any misdemeanor or other crime involving fraud, embezzlement, theft, dishonesty or moral turpitude;
- commission of fraud or embezzlement against AV Homes or Avatar Properties; or
- engaging in conduct which is materially injurious to the business or reputation of AV Homes or Avatar Properties, including but not limited to any violation of AV Homes' or Avatar Properties' material policies generally applicable to all executive officers (including but not limited to the Code of Conduct, Code of Ethics, policies relating to compliance with applicable securities laws, policies relating to conduct in the workplace (e.g., sexual harassment, etc.)).

Jon M. Donnell

In connection with his appointment as Chief Executive Officer, Mr. Donnell, entered into an employment agreement with AV Homes (the " Donnell Employment Agreement ") on October 19, 2010. Pursuant to the Donnell Employment Agreement, the initial term of Mr. Donnell's employment commenced on November 15, 2010 and ends on December 31, 2012. Mr. Donnell's employment will automatically renew on January 1 of each subsequent year for additional one-year terms and the term of employment will continue until AV Homes or Mr. Donnell provides written notice of non-renewal at least 90 days prior to the expiration of the term. Mr. Donnell's employment may also be terminated pursuant to customary termination provisions set forth in the Donnell Employment Agreement.

Pursuant to the Donnell Employment Agreement, Mr. Donnell will receive an annual base salary of $500,000. Mr. Donnell is also eligible to receive an annual target bonus that will be targeted at 100% of the base salary. The annual target bonus amount is dependent upon the level of performance targets achieved by AV Homes (which determines 75% of the bonus) and subjective performance goals (which determines 25% of the bonus) established by the compensation committee of the Board of Directors and approved by the Board of Directors. For calendar year 2010, Mr. Donnell's bonus is guaranteed at $64,384, based on the fraction of the year that Mr. Donnell is employed by AV Homes. On the commencement of his employment, Mr. Donnell will be granted an award of 310,000 restricted shares of common stock. In general, of the 310,000 restricted shares awarded, (i) 70,000 shares (the "time based award") vest incrementally over a time period ending December 31, 2014, and (ii) up to 240,000 shares (the "performance based award") vest depending on AV Homes' stock being at least equal to specified hurdle prices (ranging from $25 to $40) for 20 trading days out of any consecutive 30-day period of time at dates through December 31, 2015, in each case subject to Mr. Donnell's continued employment.

In the event that AV Homes terminates Mr. Donnell without Cause (as defined in the Employment Agreement), Mr. Donnell terminates his employment for Good Reason (as defined in the Employment Agreement), or AV Homes fails to renew the Employment Agreement, Mr. Donnell will receive (A) accrued and unpaid base salary and vacation earned through the date of termination; (B) provided Mr. Donnell executes a general release of all claims against AV Homes, (x) an amount equal to two times Mr. Donnell's base salary and (y) continued coverage under the benefit plans until the end of the employment term (or, if longer, for 12 months); and (C) (i) a number of the time based award shares that will vest as of the date of termination based on the number of shares that would have vested during that year and the number of days Mr. Donnell worked that year; and (ii) any performance based award shares that would have vested on December 31 of the year in which his termination occurs (because some or all of the applicable provisions of the Employment Agreement were satisfied before the date of such termination).

The Employment Agreement also includes provisions relating to non-compete, non-solicitation, confidentiality and compliance with Sections 409A of the Internal Revenue Code of 1986, as amended. In addition, pursuant to the terms of the Employment Agreement, upon the occurrence of a Change of Control (as defined in the Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement), as amended) during the term or within 120 days following the termination of Mr. Donnell's employment for any reason other than by AV Homes for cause or by Mr. Donnell without good reason, (i) the time based award will vest in full as of the date of the Change in Control, and (ii) the performance based award will vest as of the date of the Change in Control, but only to the extent the applicable provisions of the Employment Agreement were satisfied prior to, or in conjunction with, the Change in Control.

In connection with Mr. Donnell's decision to resign as President and Chief Executive Officer of AV Homes effective June 15, 2011, Mr. Donnell entered into a Separation Agreement with AV Homes dated June 15, 2011 (the "Donnell Separation Agreement"). Pursuant to the terms of the Donnell Separation Agreement, the effective date of the Donnell Separation Agreement was the eighth day following Mr. Donnell's execution of the Donnell Separation Agreement.

Pursuant to the Donnell Separation Agreement, Mr. Donnell was (1) paid any accrued and unpaid base salary and vacation earned but unused through the termination date, such payment to be made within 10 days following the effective date of the Donnell Separation Agreement; (2) paid an amount equal to $1,000,000 (two times his base salary) to be made in equal installments on AV Homes' regular payroll dates over the period commencing on the first payroll date following the effective date of the Donnell Separation Agreement and ending on the date that is six month after such date; (3) provided continued coverage under AV Homes' benefit plans from the termination date through December 31, 2012 based on the terms and considerations set forth in such plans; (4) provided shares of common stock equal to the number of time-based shares of restricted stock that would have vested on December 31, 2011, multiplied by a fraction, the numerator of which is equal to the number of days Mr. Donnell worked from January 1, 2011 though the termination date and the denominator of which is 365; and (5) provided shares of common stock equal to the number of performance –based shares of restricted stock that would have vested on December 31, 2011, in accordance with the terms of Mr. Donnell's employment agreement.

The Donnell Separation Agreement also contains customary provisions relating to confidentiality, nondisparagement, non-competition, mutual release of claims, and compliance with Sections 409A of the Internal Revenue Code of 1986, as amended. In addition, pursuant to the Donnell Separation Agreement, for the six month period commencing on the termination date Mr. Donnell shall not, directly or indirectly, own any interest in, operate, join, control or participate as a partner, shareholder, member, director, manager, officer, or agent of, enter into the employment of, act as a consultant to, or perform any services for any entity that is in competition with the business of AV Homes or any of AV Homes' affiliates within 100 miles of a jurisdiction in which AV Homes or any of AV Homes' affiliates is engaged, or in which they have documented plans to become engaged and Mr. Donnell has knowledge of such plans as of the termination date. Mr. Donnell will not be in violation of the non-compete as a result of his ownership of less than 5% equity in any public company operating any of AV Homes' lines of business.

Michael Rama

In connection with Mr. Rama's decision to resign as Controller, Principal Financial Officer and Principal Accounting Officer of AV Homes effective August 12, 2011, Mr. Rama entered into a Separation Agreement with Avatar Properties Inc. dated August 12, 2011 (the "Rama Separation Agreement"). Pursuant to the terms of the Rama Separation Agreement, the effective date of the Rama Separation Agreement was the eighth day following Mr. Rama's execution of the Rama Separation Agreement. Pursuant to the Rama Separation Agreement, Mr. Rama was paid his vested incentive performance-based cash award in the amount of $41,250 and a cash amount for his accrued vacation days. The Rama Separation Agreement also contains customary provisions relating to confidentiality, nondisparagement, non-competition, and mutual release of claims.

Potential Payments Upon Termination or Change-in-Control

Under the AV Homes' various agreements with the NEOs, each of them is or was entitled to certain payments and benefits upon his or her termination of employment for specified reasons and in the event of a change in control of the AV Homes. The arrangements that each named executive officer has or had with respect to termination and/or change in control and the definitions that apply to such arrangements is described above under Employment Agreements. The section below quantifies certain compensation and benefits that would be payable to these individuals under the various arrangements if their employment had terminated on December 31, 2011, and/or a change in control of AV Homes had occurred on that date, given the individual's compensation on that date and, if applicable, based on the closing market price of the Company's Common Stock on the last trading day of 2011 ($7.18). For a general description of the agreements see "Employment Agreements" above.

Change in Control

The following table shows amounts that would be payable under existing change in control arrangements. Equity payouts illustrated below are for unvested awards; vested equity is disclosed in the "Option Exercises and Stock Vested in 2011" table.

Name	Cash	Restricted Stock/RSUs	Total
Allen J. Anderson	$ —	$ —	$ —
Patricia K. Fletcher	—	1,055,460	1,055,460
Joseph Carl Mulac, III	—	1,055,460	1,055,460
Tina M. Johnston	—	179,500	179,500
Jon M. Donnell(1)	—	—	—
Michael Rama(1)	—	—	—

(1) Mr. Donnell resigned on June 15, 2011. Mr. Rama resigned on August 12, 2011. See table below "Without Cause/With Good Reason" for payments paid to Messrs. Donnell and Rama upon their resignations.

Without Cause/With Good Reason

The following table shows amounts that would be payable in case of the executive's termination by the Company without Cause, including death or termination due to disability, or his or her resignation for Good Reason.

Name	Severance	Incentive Compensation	Restricted Stock	Other	Total
Allen J. Anderson	$ —	$ —	$ —	$ —	$ —
Patricia K. Fletcher	—	—	—	25,000(3)	25,000
Joseph Carl Mulac, III	—	165,000	—	—	165,000
Tina M. Johnston	—	24,812	—	—	24,812
Jon M. Donnell(1)	1,000,000(2)	—	—	23,077(4)	1,023,077
Michael Rama(1)	—	41,250	—	9,231(4)	50,481

(1) Mr. Donnell resigned on June 15, 2011. Mr. Rama resigned on August 12, 2011. The amounts in this table represent the amount paid to Messrs. Donnell and Rama upon their resignations.

(2) Represents $1,000,000 in severance pursuant to the Separation Agreement, dated June 15, 2011, as described above under "Employment Agreements."

(3) Estimate of relocation expenses to be reimbursed pursuant to Ms. Fletcher's employment agreement.

(4) Represents cash payment of accrued vacation days.

With Cause

If the Named Executive Officers were terminated by the Company for Cause on December 31, 2011, AV Homes would not have been required to make cash payments to Named Executive Officers and all restricted shares held by the Named Executive Officers would have lapsed and terminated in full.

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Item 2)

Ernst & Young LLP, independent registered public accounting firm, audited the financial statements of AV Homes for the fiscal year ended December 31, 2011, 2010 and 2009. Such audit services consisted of the firm's examination of and report on the annual financial statements and assistance and consultation in connection with filings with the SEC and other matters.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Subject to approval by the stockholders, the Audit Committee has appointed Ernst & Young LLP as the independent registered public accounting firm for AV Homes for the fiscal year ending December 31, 2012.

Vote Required

The affirmative vote of a majority of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting is required to approve the appointment of Ernst & Young LLP as independent registered public accounting firm for the Company for the fiscal year ending December 31, 2012.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the appointment of Ernst & Young LLP as independent registered public accounting firm for AV Homes for the year ending December 31, 2012.

Fees for Services Provided by the Independent Registered Public Accounting Firm

The following table sets forth the approximate amount of fees paid, or estimated to be paid, to Ernst & Young LLP for professional services during the fiscal years ended December 31, 2011 and 2010:

	Fiscal 2011	Fiscal 2010
Audit fees (a)	$ 800,000	$ 692,680
Audit related fees (b)	82,669	103,587
Tax fees (c)	101,093	135,984
All other fees (d)	0	0
	$ 983,762	$ 932,251

(a) Audit fees principally relate to the audit of the annual financial statements for AV Homes and its consolidated subsidiaries and review of quarterly financial statements, and services related to the audit of internal controls over financial reporting as required by the Sarbanes-Oxley Act of 2002.

(b) Audit-Related Fees principally consist of fees paid for services that are reasonably related to the performance of the audit or review of AV Homes' consolidated financial statements and are not reported under "Audit Fees." These services include special projects and attest services that are not required by statute or regulation.

(c) Tax fees principally consist of tax compliance/preparation and other tax services, including the review of the consolidated tax return, notwithstanding when fees were billed or when the services were rendered.

(d) No other fees were incurred during Fiscal 2011 and 2010.

The Audit Committee adopted a policy requiring preapproval of audit and non-audit services provided by the principal independent accountants. The Audit Committee approved all audit and non-audit services provided by Ernst & Young LLP during the 2011 and 2010 fiscal years.

STOCKHOLDERS' PROPOSALS AND NOMINATIONS OF BOARD MEMBERS

If a stockholder intends to present a proposal for action at the 2013 Annual Meeting and wishes to have such proposal considered for inclusion in AV Homes' proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be submitted in writing and received by the Secretary of AV Homes by February 22, 2013. Such proposal must also meet the other requirements of the rules of the SEC relating to stockholders' proposals.

AV Homes' By-Laws establish an advance notice procedure with regard to certain matters, including stockholder proposals and nominations of individuals for election to the Board of Directors. In general, notice of a stockholder proposal or a director nomination for an annual meeting must be received by AV Homes not less than 60 days nor more than 90 days prior to the anniversary date of the preceding annual meeting of stockholders and must contain specified information and conform to certain requirements, as set forth in the By-Laws. Accordingly, since our annual meeting for 2012 is scheduled for July 24, 2012, any stockholder proposal to be considered at the 2013 annual meeting must be properly submitted to us not earlier than April 25, 2013 nor later than May 24, 2013. If the chairman at any stockholders' meeting determines that a stockholder proposal or director nomination was not made in accordance with the By-Laws, AV Homes may disregard such proposal or nomination.

In addition, if a stockholder submits a proposal outside of Rule 14a-8 for the 2013 Annual Meeting, and the proposal fails to comply with the advance notice procedure prescribed by the By-Laws, then AV Homes' proxy may confer discretionary authority on the persons being appointed as proxies on behalf of the Board of Directors to vote on the proposal. Proposals and nominations should be addressed to the Secretary of AV Homes, Patricia K. Fletcher, 395 Village Drive, Kissimmee, FL 34759.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than ten percent of our outstanding common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock. Such persons are required by SEC regulation to furnish us with copies of all such reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners for the year ended December 31, 2011 were complied with, except one Form 4 for Mr. Mulac disclosing the vesting of restricted shares of common stock and the withholding of shares of common stock for taxes was untimely filed.

ACCESS TO PROXY
MATERIALS AND DIRECTIONS TO ANNUAL MEETING

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Stockholders. This Proxy Statement and the 2011 Annual Report to Stockholders are available on our website at www.avhomesinc.com. For directions to the Annual Meeting site, visit the FireSky Resort website at www.fireskyresort.com.

If you would like to receive a copy of our 2011 Annual Report, please contact our Corporate Secretary by mail at Corporate Secretary, AV Homes, Inc., 395 Village Drive, Kissimmee, Florida 34759 or by telephone at (863) 427-7180, and we will send a copy to you without charge.

ADDITIONAL INFORMATION

All of the expenses involved in preparing, assembling, and mailing this Proxy Statement and the accompanying material will be paid by AV Homes. In addition to the solicitation of proxies by mail, AV Homes will request brokers and securities dealers to obtain proxies from and send proxy material to their principals. Expenses incurred in this connection will be reimbursed by AV Homes. Proxies may be solicited personally, by telephone or telegraph, electronic mail or by other electronic means, by the directors and officers of AV Homes without additional compensation. The Board of Directors knows of no business to come before the meeting other than as stated in the Notice of Annual Meeting of Stockholders. Should any business other than that set forth in such Notice properly come before the meeting, or any adjournment or adjournments thereof, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment on such matters.

By Order of the Board of Directors,
/s/ Patricia K. Fletcher
Patricia K. Fletcher
Executive Vice President, General Counsel, and Secretary

Dated: June 22, 2012